UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Green Coffee Company Holdings, LLC

Legal Status of Issuer

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
May 6, 2020

Physical Address of Issuer
1301 West 22nd St. Suite 310, Oak Brook, IL, 60523

Website of Issuer
greencoffeecompany.com

Is there a Co-Issuer? __x___ yes _______no.

Name of Co-Issuer
Green Coffee SPV CF I LLC

Legal Status of Co-Issuer

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
November 3, 2025

Physical Address of Co-Issuer:
1301 W. 22nd Street, Suite 310, Oak Brook, IL, 60523

Website of Co-Issuer

None

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of a(n) eight (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $47,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates during the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Class B Common Interests

Target Number of Securities to be Offered:
9,662

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$10,000.17

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$4,999,999.10

Deadline to reach the Target Offering Amount:
June 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
375

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$124,541,420	$93,498,859
Cash & Cash Equivalents	$4,476,925	$367,436
Accounts Receivable	$7,134,656	$2,973,932
Short-term Debt	$12,303,772	$15,911,994
Long-term Debt	$19,492,001	$7,493,824
Revenues/Sales	$36,665,662	$20,299,091
Cost of Goods Sold	$38,000,362	$15,861,734
Taxes Paid	$0.00	$307,478
Net Income	$-2,798,803	$937,387

*Reflects the audited financial results for the Crowdfunding Issuer, Green Coffee Company Holdings, LLC. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on November 3, 2025.

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Issuer Financial Statements and SPV Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement with Co-Issuer and Investor
EXHIBIT E: Co-Issuer Certificate of Formation
EXHIBIT F: Co-Issuer Operating Agreement
EXHIBIT G: Issuer Certificate of Formation
EXHIBIT H: Issuer Operating Agreement
EXHIBIT I: Video Transcript



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 26, 2025

Green Coffee Company Holdings, LLC
Green Coffee SPV CF I LLC

SPV Interests Representing
Up to $4,999,999.10 ("Maximum Amount") of securities

Green Coffee Company Holdings, LLC (the "Company," "we," "us", "Issuer" or "our"), is offering up to $4,999,999.10 (the "Maximum Offering Amount") worth of Common Equity of the Company (the "Securities" or singularly the "Security") at a price of $1.00 per Security (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum Target Offering Amount is $10,000.17 (the "Target Offering Amount") (collectively, the "Offering"). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The investment will be made through Green Coffee SPV CF I LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by June 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 30, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings.

Each investor must invest a minimum of $1,000. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3.5% per investment. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date for the final closing and as otherwise provided for in the Subscription Agreement for this Offering, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements, as of the date hereof, are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or is excluded from the definition of investment company by that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Co-Issuer

This Offering has the following co-issuer(s): Green Coffee SPV CF I LLC (the "Co-Issuer"), located at 1301 W. 22nd Street, Suite 310, Oak Brook, IL, 60523.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at greencoffeecompany.com or for the Offering at invest.greencoffeecompany.com.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Securities. Investors in this Offering will own Class B Common Interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Company Overview

The Green Coffee Company ("GCC", "we", "our" or "us") is the largest coffee producer in Colombia, and the first vertically-integrated coffee supplier to sell roasted coffee at its scale into developed markets. Founded in 2017, we have invested heavily in bringing the best talent and most innovative technologies to the coffee sector to grow, process, ship and sell high-quality coffees from Colombia. We sell roasted coffee in a variety of formats both private label to wholesale buyers/foodservice providers and branded through the Juan Valdez brand. We are the exclusive third-party providers of the world-renowned Juan Valdez brand in the U.S. and Canada for institutional, grocery and retail customers. We have designed our operations to be the perfect coffee for end buyers, fully traceable from farm to cup with an unmatched sustainability story at a competitive price.

Business Model

GCC runs a vertically-integrated coffee business. This means that the company grows, sources, processes, exports and manages product creation for roasted coffee in developed markets (primarily U.S. and Canada). Its operations can roughly be split between the two countries in which it currently maintains its executive teams: Colombia and the United   States.

In Colombia, GCC owns and operates 45 farms with over 10 million coffee trees. The Company manages the farms incorporating a regenerative agricultural agronomic strategy and to ensure compliance with rigorous environmental and social certifications that increase the value of the end coffee. In addition to its proprietary production, GCC purchases coffee from farmers around its operations. Through these channels, our goal is to provide buyers with direct access to fresh, 100% traceable Colombian coffee at scale. Using its world-class infrastructure, GCC is able to yield materially more coffee per kilo harvested compared to traditional coffee processing. The Company rents additional processing facilities (dry mills) and partners with trusted third-party roasters to ensure quality throughout all parts of the   coffee   supply   chain.

In the U.S., GCC works with toll roasting and packaging partners to finalize the product creation for all roasted coffee products. GCC then markets and sells its coffee either as private label coffee in foodservice such as restaurants and lodging or as a branded product under the Juan Valdez brand. For the wholesale business, the Company works directly, or through distributors, to provide clients like hotels and restaurants with coffee in the format and quality specifications requested. For branded products, GCC has the exclusive third-party rights to sell its coffee under the Juan Valdez brand in the U.S. and Canada in retail and institutional channels. In March of 2025, the Company formally began its broad-based strategy to relaunch the Juan Valdez brand in the U.S., working with brokers and distributors to place Juan Valdez in grocery stores and other retail locations across the country in a variety of formats. The Company manages the Juanvaldezcafestore.com site and the sales listings on retailer sites (e.g., Walmart.com, Target.com) for the brand as well, investing in building out this channel alongside and through physical locations.

GCC, through its own name and the Juan Valdez brand, is, we believe, uniquely suited to capture rising consumer trends towards premiumization, traceability and story behind the coffees that they consume.

Competitors

There are no other vertically-integrated coffee companies with the same business model as GCC that operate at any meaningful scale. However, the Company does compete at certain stages of the coffee value chain. In Colombia, GCC must compete with coffee traders who purchase coffee from large farmers and coops in order to ensure an adequate capacity of coffee for their international trading business. GCC's unique cherry buying program to purchase coffee as cherries in their initial fruit form, rather than coffee parchment, helps create a competitive advantage for the Company.

In the roasted coffee business, GCC competes with roasted coffee companies and branded coffee products for consumer attention. The Company also competes with alternative beverage options to coffee such as energy drinks and other caffeine and non-caffeine based beverages. GCC aims to differentiate itself through its one-of-a-kind farm to cup story and through the brand power of the Juan Valdez brand.

Industry

In 2024, Colombia was the third largest producer of coffee after Brazil and Vietnam, producing 1.75 billion lbs. of coffee, representing 8% of total global coffee production. Production in Colombia is very fragmented, with approximately 95% of farms managing 10 acres or less. The first stage of processing is typically performed by farmers on their farms with rudimentary infrastructure, with the semi-processed coffee then sold to cooperatives or traders. The coffee is then processed further into green coffee (i.e. the commodity), which is then exported and sold to roasters.

On the demand side, definitions vary, but the global coffee market was about $245 billion in 2024, with the U.S. making up over 40% of the market share. For "single origin" coffees in the U.S., Colombia dominates, representing approximately 70% of all single origin coffee sales, or approximately $1 billion in just retail roasted coffee sales.

Current Stage

In Colombia, GCC has spent the past seven years building out its consolidated business model to have a scalable platform to produce high-quality, fully-traceable coffee at scale with all high-demand certifications in place. With its core team in place and back end systems established, the Company is moving significant volumes of coffee through its supply chain efficiently as both green coffee and as roasted coffee finished product with 2024 sales of $36.6 million.

Future Roadmap

The goal over the next few years is to reach major sales milestones in roasted coffee sales through wholesale clients and the Juan Valdez brand. By taking an omni-channel approach, effectively distributing Colombia's most popular brand, and combining it with GCC's unique story, the Company expects its products to start defining the Colombian coffee category in the U.S. and Canada.

In Colombia, GCC plans to build the largest consolidated coffee processing facility in the country to meet the expected demand signals in the U.S. and Canada. In order to manage the vast amount of byproducts from coffee production (e.g., coffee cherry skins, fruit, sugar water), GCC will be constructing a distillery in order to process this material into ethanol. This infrastructure, the outcome of years of research and development, is expected to close the final gap for the Company in demonstrating a fully scalable, modernized approach to coffee production.

Perks

The Company is offering the following Bonus Perks to Investors:

Large Investor Bonuses – Extra Class B Common Interests:

Funded Investment Amount*	Perk**
$2,500 - $4,999	3% bonus of Class B Common Interests
$5,000 - $9,999	5% bonus of Class B Common Interests
$10,000 - $24,999	10% bonus of Class B Common Interests
$25,000 - $49,999	15% bonus of Class B Common Interests
$50,000+	18% bonus of Class B Common Interests

*For purposes of this table, Funded Investment Amount means each funded investment (pre-Investor Processing Fees) from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.

**Bonus Class B Common Interests shall have the same terms as the Class B Common Interests issued in the Offering.

Time-Based Bonus Class B Common Interests:

Funded Investment Received By***	Perk****
11:59 P.M. Pacific Standard Time on January 10, 2026	5% bonus of Class B Common Interests
At or after 12:00 A.M. Pacific Standard Time on January 11, 2026and before 11:59 P.M. Pacific Standard Time on February 24, 2026	2% bonus of Class B Common Interests

***For purposes of this table, Funded Investment Timing means each funded investment (pre-Investor Processing Fees) from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

****Bonus Class B Common Interests shall have the same terms as the Class B Common Interests issued in the Offering.

For the sake of clarity, Large Investor Bonus Shares and Time-Based Bonus Shares can be stacked together. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the funded subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks, and will not receive any compensation related to the Bonus Shares.


DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS


The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Cole Shephard
Current Role: Co-CEO, Founder, Chairman & Director
Positions Held with the Issuer:
- **Position:** Co-CEO, Founder, Chairman & Director
- **Service Dates:** 04/2018 - Current
- **Responsibilities:** Responsible for general CEO responsibilities and leading board activities.

Name: Adam Jason
Current Role: CEO, North America & Vice Chairman & Director
Positions Held with the Issuer:
- **Position:** CEO, North America, Vice Chairman & Director
- **Service Dates:** 04/2018 - Current
- **Responsibilities:** Responsible for CEO responsibilities, primarily managing the buildout of GCC's roasted coffee sales presence in the U.S. and Canada.

Name: Ivonne Windmüller
Current Role: President of Colombian Operations, Global CFO & Director
Positions Held with the Issuer:
- **Position:** President of Colombian Operations, Global CFO & Director
- **Service Dates:** 03/2025 - Current
- **Responsibilities:** Leads strategic and operational initiatives for GCC's Colombian operations. Also serves as the CFO for the global business, leading key strategic financing and financial management efforts.

Other Business Experience (Past Three Years):
- **Employer:** Grupo Éxito
  Affiliate or Subsidiary of Issuer: No
  Title: CFO
  Service Dates: 12/2022 - 02/2025
  Responsibilities: Oversee essential financial processes, encompassing accounting, taxes, control, financial planning, and treasury management. Organize and conduct over 120 non-deal roadshow meetings with international investors, effectively presenting the company's equity story and promoting its attractiveness to potential investors in connection with the company´s U.S. and Brazilian IPOs.

Name: Ted Skodol
Current Role: Chief Revenue Officer
Positions Held with the Issuer:
- **Position:** Chief Revenue Officer
- **Service Dates:** 11/2023 - Current
- **Responsibilities:** Manages and executes the sales and marketing strategy for GCC's expansion into U.S. and Canadian markets for its roasted coffee business.

Other Business Experience (Past Three Years):
- **Employer:** Intelligentsia Coffee
  Affiliate or Subsidiary of Issuer: No
  Title: Vice President of Sales
  Service Dates: 07/2016 - 11/2023
  Responsibilities: Managed the strategy for and executed upon Intelligentsia's sales and marketing initiatives across its roasted coffee product portfolio.

Name: Juan Miguel Jaramillo
Current Role: Director of Operations
Positions Held with the Issuer:
- **Position:** Director of Operations
- **Service Dates:** 07/2021 - Current
- **Responsibilities:** Directly oversee all of GCC's Colombian farm, milling and logistical operations and execute key business strategies related to the Company's supply chain, including its coffee cherry buying program. Manage the production, purchasing, processing and export of GCC's coffee.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in an investment in the Company.

Our business projections are only projections and we do not guarantee any results with respect to your investment in the Company
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it offers better options than competing products, or that it will be able to provide service at a level that allows the Company to make a profit and still attract business. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will likely vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Any valuation of the Company at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Securities purchased through this Offering are subject to SEC limitations on transfer as well as transfer restrictions contained in the governing documents of the Company and the Co-Issuer along with your Subscription Agreement related to the Securities. This means that the Securities you purchase cannot be resold for a period of one year along with additional restrictions on transferability set forth in the Subscription Agreement for this Offering and the governing documents of the Co-Issuer.

Your investment could be illiquid for a long time
You should be prepared to hold the Securities for several years or longer. For at least the first twelve months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide that you wish to sell these Securities in the future, you may be prohibited from doing so and/or you may not be able to find a buyer.

If the Company cannot raise sufficient funds, it is unlikely to be able to meet its financial projections or could fail to continue as a going concern
Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not meet its financial projections and could suffer from illiquidity that could result in a loss of your investment.

The Company may not have sufficient capital and will likely be required to raise more capital following this Offering
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current

price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our sales of assets. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred interests could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital, which could be detrimental to your investment. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Management shall have full discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

You must keep records of your investment for tax purposes
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks that you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to the use of an SPV

You will not be investing directly into the Company, but rather into a special purpose vehicle
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Green Coffee SPV CF I LLC, becoming a member of the SPV, and that your investment purchases our Class B Common Interests. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Formation , as amended, regarding the Common Equity but as modified by the terms of the governing documents of the SPV. You will also be relying on the Managers of the SPV to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in this Offering document. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

Investors will not have voting rights

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. All investors in the Offering will be required to sign an irrevocable power of attorney authorizing the Managers of the SPV to vote their Common Interests. Those with voting rights could use their voting influence to maintain the Company's existing management even in the case of underperformance, delay or prevent changes in control of the Company, issue additional securities that may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Common Interests and are completely passive investors. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Subscription Agreement related to this Offering.

ADDITIONAL RISKS

Risks Relating to Our Business and Our Industry

A deterioration in market conditions could have a material adverse effect on your investment

Any material change in the economic environment, including a slowdown in economic growth and/or changes in interest rates or foreign exchange rates, could have a negative impact on the performance and/or valuation of the Company. The Company's performance can be affected by deterioration in public markets and by market events such as the onset of the credit crisis in the summer of 2007, recent large increases in interest rates and tariffs and reciprocal tariffs, which, among other things, can impact the public market comparable earnings multiples used to value privately held portfolio companies and investors' risk-free rate of return. Such market conditions can also negatively impact demand and pricing for the Company´s products and can increase the price of its raw materials and other operational requirements. Movements in foreign exchange rates may adversely affect the value of the Company's assets and the Company's performance. The impact of market and other economic events may also affect the Company's ability to raise funding to support its investment objectives.

Weather and other risks related to farming, if not appropriately managed or uncontrollable, could have a material adverse effect on our financial condition and results of operations

There are numerous industry specific risks that occur principally at the farm level when undergoing coffee production businesses in Colombia such as, but not limited to: underperforming farm assets, weather changes or anomalies, ill-timed or catastrophic single weather events, plagues or infestations and personnel issues. Production levels are subject to variations the causes of which are in many cases outside of our reasonable control or are not readily foreseeable. In the case where harvests and productions vary and particularly decrease, such instances could have an adverse effect on our financial condition and results of operations.

The coffee industry is subject to substantial competition and there is no guarantee that our products or offerings will capture adequate consumer demand

The coffee industry is subject to large competitive forces and has relatively low barriers to entry. We cannot make any guarantee about the demand for our products or offerings. If our products do not capture sufficient demand or we are not able to sell them at prices that support our operations, then there could be a substantial risk to your investment.

We are subject to Colombia-related risks such as historical macroeconomic and political uncertainty and changing laws and regulations

A large portion of our assets and operations are located in Colombia. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Colombia. If the perception of improved overall security in Colombia deteriorates or if the investment climate worsens, the Colombian economy may face lower growth rates than expected, which could negatively affect our financial condition and results of operations. Furthermore, the market price of our securities and our ability to operate may be adversely affected by changes in governmental policies, particularly those affecting economic growth, relations with other countries and those with which we do business, labor, exchange rates, interest rates, tariffs, inflation and taxes.

Your investment is subject to concentration risk given our focus in the Colombian coffee sector

Our current strategic intent is to limit our farming investments to the coffee industry and its byproducts in Colombia. The Company may invest a significant amount of its total assets in this sector of the economy, which may be subject to specific risks, like changes in governmental regulation and policy and changes, in market sentiment and export controls. This lack of diversification could increase the risk of your investment.

Our business is subject to macroeconomic risks that can impact pricing and demand
The current global economic and political climate is one of uncertainty, particularly in light of global conflicts and tariff wars. Such factors have exacerbated volatility in the financial and commodity markets and can cause consumer, corporate, and financial confidence to weaken, increasing the risk of a "self-reinforcing" economic downturn and causing increases in product costs and pricing without matching or decreasing demand for goods. The availability of credit for businesses, including credit used to acquire businesses, continues to be restricted and faces rising costs because of responses to these crises and other factors undertaken by global central banks. This may have an adverse effect on the economy generally and on the ability of the Company and its underlying investments to execute their respective strategies and to receive an attractive multiple of earnings on any disposition of their businesses in the future. A climate of uncertainty may reduce the availability of potential investment opportunities and increase the difficulty of modeling market conditions, including global commodity markets, potentially reducing the accuracy of financial projections.

Despite our farming business model, we are still subject to volatility in global coffee markets
Over the recent years, coffee prices have experienced extreme periods of volatility that are challenging to control or entirely hedge against. Such volatility creates uncertain market conditions for coffee buyers, including many of the roasters, retailers and distributors with whom we do business. Additionally, record high coffee prices can impact consumer demand or cause them to seek alternative, lower-priced options. We are unable to control these market swings despite our farming model since labor costs often fluctuate with market changes, impacting our overall cost of goods, and, in some cases, we also have to purchase coffee on the open market to meet demand or fulfill obligations and such coffee is subject to then-existing market conditions. If we are unable to manage such activities effectively or if we are required to purchase a substantial amount of coffee on the open market, we could see a negative impact on our financial condition and results of operations.

Investors in this offering may experience dilution following the purchase of their Securities and also will have their rights subordinated to other holders of common and preferred interests
The Company expects to continue to finance its business through further issuances of equity securities that could be dilutive to investors who choose not to or are unable to participate in additional financings. Additionally, investors in this offering will hold securities that are effectively subordinated to the Class A common interests of the Company with respect to preferential hurdle rates and a return of invested capital prior to receiving a distribution in the case of dividends or other distributions. The Company also has the rights to issue additional senior securities such as debt securities, preferred interests and senior common interests that could rank senior to the Class B Common Interests in order of priority in the case of distributions or liquidation preferences. The Company also utilizes equity to compensate key personnel that, as it continues to vest and is redeemed, could have a dilutive effect on the investors in this Offering.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Footnote	Number of Securities Owned	Type of Security Owned	As Percentage
Legacy Group Panama Consulting, S.A.	1	124,441.38	Class A Common Interests	100%

1 - Legacy Group Panama Consulting, S.A. is owned jointly by the two Co-CEOs of the Company. This entity controls 100% of the voting rights in GCC through its 100% owned subsidiary Legacy Management Americas Corp. All current investors have signed powers of attorney to convey their voting rights to Legacy Management Americas Corp.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: 2023 Equity Round
Type of security sold: Common Equity
Final amount sold: $29,968,460
Number of Securities Sold: 28,008.73

Use of proceeds: Farm acquisition, infrastructure development and working capital
Closing Date: December 14, 2023
Offering exemption relied upon: Regulation D 506(c)

Name: 2024 Equity Round
Type of security sold: Common Equity
Final amount sold: $35,138,605
Number of Securities Sold: 27,063.27
Use of proceeds: Farm acquisition, infrastructure construction and working capital needs
Closing Date: April 10, 2025
Offering exemption relied upon: Regulation D 506(c)

Name: 2025 Equity Round
Type of security sold: Common Equity
Final amount sold: $8,910,900
Number of Securities Sold: 6,458.48
Use of proceeds: Infrastructure buildout, working capital needs, U.S. roasted coffee expansion efforts
Closing Date: Ongoing
Offering exemption relied upon: Regulation D 506(c)

THE COMPANY'S SECURITIES

The Company's Securities

The Company has authorized capital consisting of an unlimited number of common equity and preferred equity interests without par value. The Company has 124,441.38 Class A Common Interests outstanding and zero preferred equity interests outstanding. The Company currently has approximately 2,000 Class A Common Interests subject to vesting conditions available under its company equity compensation plan in the form of restricted units and options for employees and personnel who are issued such units and satisfy the related vesting conditions for time and performance. All of the voting rights of all outstanding equity securities are held by the Managers of the Co-Issuer by power of attorney.

How the rights of these securities will affect the rights of the Securities sold in the Regulation CF Offering
The Class A Common Interests have a 6% preferred annual return that cumulates for the length of time that an investor holds such securities. In the case of a sale of the Company, distribution or liquidation, such return must be paid to Class A Common Interest holders prior to a distribution to purchasers of Securities in this Offering. Additionally, holders of the Class A Common Interests have a right to receive a return of their invested capital in the case of any sale, refinancing, liquidation or initial public offering of the Company before investors in the Class B Common Interests shall be entitled to any return of their invested capital.

Securities Class Information for Current Regulation CF Offering

Class B Common Interests

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit F, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing Class B Common Interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of an interestholder of the Company. The Co-Issuer is purchasing the following Securities:

The number of securities authorized is 10,000,000 Class B Common Interests with a total of zero outstanding. This Offering constitutes the first issuance of the Class B Common Interests.

Voting Rights

No voting rights. Each investor in the Offering will be required to execute an irrevocable power of attorney conveying its voting rights to the Managers of the Co-Issuer.

Material Rights

Investors in this Offering will share in the economic benefits of their ownership in accordance with the rights of these Securities and their ownership percentage of the Company and the Crowdfunding Issuer.

What it means to be a minority holder

As a minority holder of securities, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Common Equity being held by the Co-Issuer). The rights of the Common Equity may be changed by an amendment to the Company's Operating Agreement or Certificate of Formation, as amended. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Formation, as amended (the "COF") attached as Exhibit G, and the Company's Operating Agreement attached as Exhibit H, together with the COF, the "Company Governing Documents").

All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents, the Subscription Agreement and the Co-Issuer's Operating Agreement.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company, the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make material changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation: $325,000,000

Valuation Details: The Company has priced the Securities based on internal metrics. The Company does not make any representations as to the reasonableness of any specified valuation. Investors should make their own assessment of the appropriate valuation for an investment in the Company.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes.

Related   Party   Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The members of the Asset Manager, also serving as Managers of the Issuer and the Co-Issuer, are entitled to compensation in sum total that exceeds 5% of the aggregate amount of capital to be raised in this offering as further described in the Subscription Agreement for this offering with varying amounts owed depending on capital under management. Such compensation includes cash and equity compensation that the Asset Manager has chosen to defer other than to cover ongoing necessary expenses during the current fiscal year.

Transferability of securities

Pursuant to Regulation CF and the terms and conditions of the Subscription Agreement and the Operating Agreement of the Co-Issuer, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit F, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing Class B Common Interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company.

General overview of the Company's current financial condition based on the financials included with this Offering

The Company is seeking this additional capital to strengthen its financial condition through additional growth at greater than historical margins and for working capital purposes.

Company's Cash and Cash Equivalents

The Company's cash position fluctuates seasonally as it moves through the harvest period. There is typically a drawdown of cash over the first three quarters as the Company prepares for the harvest, then a large cash influx during the end of the fourth quarter of its fiscal year and the beginning of the first quarter of its fiscal year in the post-harvest period as inventory is sold.

Company's Liquidity and Capital Resources

The Company seeks to maintain sufficient cash balances for its operations, and depending on the period of the harvest, is frequently in a position to offload balances of inventory for additional cash needs if required for working capital purposes. The Company has a committed group of equity investors who support the business, alongside several financial institutions who have historically provided financing support for the company. The Company expects to complete an additional capital round in 2026 to cover capital expenditures related to infrastructure buildouts in Colombia over the next several years estimated at $35 million and for ongoing working capital. The Company expects to fund its near-term operations with cash on hand, proceeds from this Offering, cash flow from operations and the incurrence of additional indebtedness.

Company's Capital Expenditures and Other Obligations

The Company had significant capital expenditures over the past few years as it built out its infrastructure and farmland assets. All material aspects of this development have now been completed, and significant capital expenditures are not required for ongoing near-term operations. The Company is planning for an additional capital expenditure of $35 million within the next two years related to the construction of its next processing facility. The funding for this next infrastructure development is expected to occur during a subsequent financing expected in 2026.

Company's Historical Results of Operations

The Company has had periods of losses on a net income basis as it continues to aggressively scale its operations and manage fluctuating market conditions. Recent losses, in addition to challenging market conditions for coffee, also result from increased investment in team, systems, marketing and personnel to position the Company for its next growth phase.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

GCC is on track for overall stronger financial results than in previous years due to greater levels of cost control, yield and quality management at our farms, favorable coffee pricing and the sale of coffee in roasted coffee form in our core operations outside of volatile commodity markets. The Company does, however, expect negative cash from operations and reduced revenue for fiscal 2025 compared to fiscal 2024 as it continues its transition to roasted coffee sales from its historical commodity-based business. The Company expects a substantial improvement in gross margins in 2025 as compared to 2024 as a result of the disciplined business management described above.

Company Debt

As of December 31, 2024 and 2023, the Company had loans payable with third party commercial lenders of $20,951,422 and $3,784,339, respectively, with principal and interest due up to 2029 and secured by land and equipment. As of December 31, 2024 and 2023, the current portion of bank loans due was $8,066,192 and $929,033, respectively.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise	Percentage of Proceeds for a Maximum Offering Amount Raise
Intermediary Fees	$850.01	8.50%	$424,999.92	8.50%
U.S. Sales Expansion	$9,150.16	91.50%	$4,574,999.18	91.50%

Total	$10,000.17	100%	$4,999,999.10	100%

The identified uses of proceeds above are subject to change at the sole direction of the Company based on the business needs of the Company, including to adhere to changes in the Company´s business plan and liquidity requirements.

Disqualification

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website greencoffeecompany.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at invest.greencofffeecompany.com, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date to cancel their investment commitments for any reason. Once the date is within 48 hours of the Target Date, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their Securities from the Issuer in exchange for their investment.

Rolling and Early Closings: During a rolling closing, investors whose subscription commitments have not yet been accepted will be provided at least five (5) business days' notice prior to (i) the Company's acceptance of their subscriptions, (ii) the release of funds to the Company, and (iii) the issuance of Securities to those investors. During this notice period, the Company may continue to solicit additional investors and receive additional investment commitments. Investors should note that investors whose subscriptions have already been accepted and whose securities have already been issued will not be required to reconfirm their investment in the event of a material amendment to the Form C; however, investors whose commitments have not yet been accepted must reconfirm within five (5) business days of such notice, or their commitments will be automatically canceled.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Investor Limitations

Investors are limited in how much they can invest in all Regulation Crowdfunding offerings during any 12-month period. The limitation depends on an Investor's annual income and net worth (with net worth calculated by excluding the value of the Investor's primary residence and applying the mortgage-debt rules under Regulation Crowdfunding).

- **If either the investor's annual income or net worth (calculated individually or jointly with a spouse, as applicable) is less than $124,000 (as adjusted for inflation),** the investor may invest up to the greater of (i) $2,500 (as adjusted for inflation) or (ii) 5% of the greater of annual income or net worth during any 12-month period.

- **If both the investor's annual income and net worth (calculated individually or jointly with a spouse, as applicable) are equal to or more than $124,000 (as adjusted for inflation),** the investor may invest up to 10% of the greater of annual income or net worth, not to exceed $124,000 (as adjusted for inflation), during any 12-month period.

- **If the investor is an accredited investor** (as defined in Rule 501 of Regulation D), **no investment limits apply.**

Updates

Information regarding updates to the offering and to subscribe can be found at invest.greencoffeecompany.com, as required by Regulation CF. Updates on the Issuer's progress towards reaching its target amount will be filed with the SEC on Form C-U.

<u>ADDITIONAL INFORMATION</u>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Cole Shephard
_____
(Signature)

Cole Shephard
_____
(Name)

Co-CEO, Founder, Chairman & Director
_____
(Title)

November 26, 2025
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Jason
_____
(Signature)

Adam Jason
_____
(Name)

CEO, North America & Vice Chairman & Director
_____
(Title)

November 26, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Issuer Financial Statements and SPV Financial Statements



RSM Puerto Rico

Green Coffee Company Holdings, LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2024 and 2023

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

RSM



RSM Puerto Rico
PO Box 10528
San Juan, PR 00922-0528

T 787-751-6164
F 787-759-7479
www.rsm.pr

INDEPENDENT AUDITORS' REPORT

To: The Board of Directors and Members of
      Green Coffee Company Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Green Coffee Company Holdings, LLC and its Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in members' capital and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As described in Note 1, the Company is a member of a group of affiliated companies and, as disclosed in the accompanying consolidated financial statements and related notes, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.



Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

San Juan, Puerto Rico
May 15, 2025.




D0P91-483

Green Coffee Company Holdings, LLC and Subsidiaries

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023



		2024	2023
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	3	$ 4,476,925	$ 367,436
Accounts receivable-			
Trade	4	6,894,830	2,758,723
Other receivables	4	239,826	215,029
Inventories	5	4,913,006	3,574,057
Prepayments		653,362	305,932
Current portion of biological assets, net	8	771,813	1,269,055
		17,949,762	8,490,232
PROPERTY, PLANT AND EQUIPMENT, net	6	61,585,062	53,436,583
INTANGIBLE ASSETS, net	7	752,691	68,279
OTHER NON-CURRENT ASSETS	14	516,030	24,572
BIOLOGICAL ASSETS, net	8	43,737,875	31,479,193
		$ 124,541,420	$ 93,498,859
LIABILITIES AND MEMBERS' CAPITAL			
CURRENT LIABILITIES:			
Current portion of long-term debt-			
Commercial loans payable	12	$ 8,066,192	$ 929,033
Seller financing	13	2,392,834	10,114,163
Payroll benefits payable		299,770	162,166
Accounts payable trade	10	1,308,282	4,300,973
Other payable	11	236,694	405,659
		12,303,772	15,911,994
LONG-TERM LIABILITIES:			
Commercial loans payable	12	12,885,230	2,855,306
Seller financing	13	2,542,429	2,932,968
Deferred tax liability, net	14	4,064,342	1,705,550
		19,492,001	7,493,824
		31,795,773	23,405,818
MEMBERS' CAPITAL	15	92,745,647	70,093,041
		$ 124,541,420	$ 93,498,859

The accompanying notes are an integral part of these consolidated statements.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES



CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
December 31, 2024 and 2023

		2024	2023
NET SALES		$ 36,665,662	$ 20,299,091
COST OF SALES		(38,000,362)	(15,861,734)
GROSS PROFIT		(1,334,700)	4,437,357
OPERATING GAINS AND EXPENSES:			
Change in fair value of biological assets	9	7,864,388	3,908,684
General and administrative		(4,132,604)	(2,883,099)
Depreciation and amortization	6	(1,381,880)	(841,854)
Other operating income		504,570	254,718
Realized exchange rate gain (loss)		259,612	(746,846)
		3,114,086	(308,397)
OPERATING INCOME		1,779,386	4,128,960
OTHER NON-OPERATING EXPENSES:			
Bank fees and commissions		(139,839)	(89,818)
Tax on financial transactions		(390,263)	(210,152)
Interest expense		(1,382,895)	(291,479)
Other expenses		(158,947)	(49,754)
		(2,071,944)	(641,203)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES		(292,558)	3,487,757
PROVISION FOR INCOME TAXES:			
Regular	14	-	(307,478)
Deferred	14	(2,358,792)	(639,218)
		(2,358,792)	(946,696)
NET INCOME (LOSS)		(2,651,350)	2,541,061
OTHER COMPREHENSIVE INCOME (LOSS):			
Foreign currency translation adjustment		764,065	(1,603,674)
Fair value cross currency swap		(911,518)	-
COMPREHENSIVE INCOME (LOSS)		$ (2,798,803)	$ 937,387

The accompanying notes are an integral part of these consolidated statements.

GREEN COFFEE COMPANY HOLDINGS, LLC
 AND SUBSIDIARIES



CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
December 31, 2024 and 2023

Description	Members' Equity Share		Accumulated Other Comprehensive Income (Loss)		Retained Earnings		Total Members' Capital	
MEMBERS' CAPITAL, December 31, 2022	$	45,449,524	$	1,353,537	$	5,113,793	$	51,916,854
Net income		-		-		2,541,061		2,541,061
Issuance of additional shares		17,238,800		-		-		17,238,800
Foreign currency translation adjustment from subsidiaries		-		(1,603,674)		-		(1,603,674)
MEMBERS' CAPITAL, December 31, 2023		62,688,324		(250,137)		7,654,854		70,093,041
Net loss		-		-		(2,651,350)		(2,651,350)
Issuance of additional shares		25,451,409						25,451,409
Fair value cross currency swap		-		(911,518)		-		(911,518)
Foreign currency translation adjustment from subsidiaries		-		764,065		-		764,065
MEMBERS' CAPITAL, December 31, 2024	$	88,139,733	$	(397,590)	$	5,003,504	$	92,745,647

The accompanying notes are an integral part of these consolidated statements.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES



CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (2,651,350)	$ 2,541,061
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,350,286	822,794
Amortization of intangibles	23,567	6,600
Amortization of biological assets	8,027	12,460
Gain arising from changes in fair value of biological assets	(7,864,388)	(3,908,684)
Deferred income tax expense	2,358,792	831,605
Change in operating assets and liabilities:		
Decrease (increase) in assets-		
Accounts receivable	(4,160,904)	(796,726)
Inventories	(1,338,949)	281,248
Prepayments and other current and non-current assets	(838,888)	(195,877)
Current portion of biological assets	1,269,055	(1,269,055)
Increase (decrease) in liabilities-		
Accounts payable trade	(2,992,691)	3,589,325
Payroll benefits payable	137,604	103,148
Other payable	(168,965)	(439,608)
Net cash provided by (used in) operating activities	(14,868,804)	1,578,291
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of intangible assets	(707,979)	(23,773)
Acquisition and improvements of biological assets	(5,174,134)	(8,574,220)
Acquisition of property, plant and equipment	(9,498,765)	(12,772,977)
Net cash used in investing activities	(15,380,878)	(21,370,970)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of shares	25,451,409	17,238,800
Proceeds from loan payable	17,618,222	2,562,710
Payments to loan payable	(451,139)	(461,607)
Payments to seller financing loans	(8,111,868)	(3,138,583)
Net cash provided by financing activities	34,506,624	16,201,320
Effect of fair value cross currency swap	(911,518)	-
Effect of exchange rate on cash and cash equivalents	764,065	(1,603,674)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,109,489	(5,195,033)
CASH AND CASH EQUIVALENTS, beginning of year	367,436	5,562,469
CASH AND CASH EQUIVALENTS, end of year	$ 4,476,925	$ 367,436

The accompanying notes are an integral part of these consolidated statements.



1) **Organization and summary of significant accounting policies:**

A) <u>Organization</u> – Green Coffee Company Inc. was incorporated under the Limited Liability Company Law No. 4 of January 9, 2009 of the Republic of Panama on June 13, 2017 and is engaged in the coffee industry, principally as producer and distributor of coffee. The consolidated financial statements include all subsidiaries and entities in which Green Coffee Company Inc. holds an ownership interest except where otherwise specified.

On May 5, 2020, Green Coffee Company Inc. was converted from a Republic of Panama company to a US company registered in the State of Delaware as a limited liability company and changed its name to Green Coffee Company Holdings, LLC (the "Company" or the "Group"). This conversion and naturalization had no effects on the carrying values of the assets and liabilities of the Company.

As of December 31, 2021, Green Coffee Company Holdings, LLC held a 100% interest in GCC Trading LLC, also a US company registered in the State of Delaware as a limited liability on June 22, 2020, and Green Coffee Company S.A.S., both included in the accompanying consolidated financial statements of the Group. Green Coffee Company S.A.S. (GCCSAS) was incorporated on June 6, 2017 in Medellín, Colombia, and is engaged in coffee planting and growing operations. GCCSAS owns 100% of shares issued and outstanding of Agrosura S.A.S. Zomac (ASAS), incorporated on March 6, 2018 in Antioquía, Colombia.

Operations of ASAS include mainly the following activities:

- Sowing of cultivation, commercialization and export of coffee, fruits, and agro-industrial products in their natural and / or processed state.

- Wholesale and retail marketing of coffee in its parchment, green and processed forms. Export of coffee.

- Research of coffee improvement projects with a view to the production of specialty coffee.

B) <u>Summary of significant accounting policies</u> – The accounting policies followed by the Company conform to predominant industry practices that are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The most significant accounting policies followed by the Company are summarized below:

<u>Principles of consolidation</u> – The consolidated financial statements include the account balances and transactions of Green Coffee Company Holdings, LLC and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. Investments in affiliates over which the Company has significant influence but not a controlling interest, such as interests in entities owned equally by the Company and a third party that are under shared control, are carried on the equity basis.

<u>Use of estimates</u> – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment, valuation of deferred tax assets, recoverability of property, plant and equipment, and estimates used to assess the value of intangible and biological assets.


Fair value of financial instruments – The carrying amount of the Company´s financial instruments (cash, accounts receivable, accounts payable, accrued liabilities and due from/to related entities) are considered reasonable estimates of fair value due to the short period to maturity.

Cash and cash equivalents – Cash consists of cash held with reputable financial institutions in the United States and the Republic of Colombia. The Group also considers investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. The Group also classifies amounts in transit from payment processors for customer credit card and debit card transactions as cash equivalents. If these investments are extended for additional terms, exceeding three (3) months, they will be treated as financial instruments.

Trade accounts receivable – The Company sells its products to customers extending credit, generally without requiring collateral, based on the evaluation of the customer's financial condition.

Allowance for credit losses and doubtful accounts – Allowance for credit losses is determined under the Current Expected Credit Losses (CECL) methodology which uses the loss-rate approach and is measured on a collective (pool) basis when similar risk characteristics exist. Where financial instruments do not share risk characteristics, they are evaluated on an individual basis. The CECL allowance is based on relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. There is no allowance for credit losses as of December 31, 2024 and 2023, and there was no change in the allowance for credit losses during the years ended December 31, 2024 and 2023.

Inventories – Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Products that are considered to be damaged or expired are written-off.

Inventories of agricultural products are measured at fair value less costs to sell on the date of collection.

Property, plant and equipment – Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. Cost of property, plant, and equipment includes the acquisition price, costs incurred to bring them into operating condition at the current location, and the initial estimate of decommissioning costs. Major renewals and betterments are capitalized while maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. Upon retirement or other disposal of properties, the related cost and accumulated depreciation and amortization are removed from the accounts. Gains or losses on sale or retirement of property and equipment are reflected in operations. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Costs of repairs and maintenance are charged to expense while major improvements are capitalized.

Biological assets – The Company measures the biological assets of harvested or collected agricultural products that come from the Company's biological assets at fair value less costs to sell at the point of harvest or collection. The change in fair value is accounted for as a gain (loss) in the accompanying consolidated statements of operations and comprehensive income.

The Company measures the biological assets of coffee, at the time of initial recognition, and on each reporting date, at cost less amortization. This measurement is the cost as of that date, for the purposes of initial recognition as inventories.



Impairment of long-lived assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into the Company's impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, the Company will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value.

The Company's impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period. No impairment charges were recorded during the years ended December 31, 2024 and 2023.

Intangible assets – Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. These assets have been acquired separately, the cost of which includes the acquisition price and any cost attributable to preparing the asset for its intended use. As part of a business combination, its cost corresponds to the fair value on the acquisition date, whose cost corresponds to the fair value on the date it is received. Amortization is distributed systematically over the useful life of the depreciable amount; the amortization charge is recognized as an expense and is recorded from the moment the intangible asset is available for use.

Financial liabilities – Financial liabilities include debt instruments (such as a promissory note or loan payable) and accounts payable in legal and foreign currency. Amortized cost corresponds to the net value of the initial recognition amount less repayments of the principal plus or minus the accumulated amortization, using the effective interest method of any difference between the initial recognition value and the value at maturity. The estimates under the effective interest method include all the contractual conditions of the financial instrument and credit losses incurred. The effective interest rate was determined based on the carrying amount of the financial liability at the time of initial recognition. The amortized cost of a financial liability is the present value of future cash flows payable discounted at the effective interest rate and the interest expense in a period is equal to the carrying amount of the financial liability at the beginning of a period multiplied by the effective interest rate for the period. Variable interest rate financial liabilities are initially recorded at the amount payable at maturity with a periodic re-estimate of cash flows to reflect changes in market interest rates.

Payroll benefits payable – Employee benefits comprise all types of consideration that the Company provides to workers, including senior management, in exchange for their services. In the short term, the benefits to which employees are entitled because of the services provided to the Company, the payment of which will be made within the twelve months following the end of the period. They are recognized as of the reporting date, as a liability after deducting the amounts that have been paid directly to the employees as operating expense.

Revenue recognition – Revenue and related cost of sales are recorded when performance obligations with the customers are satisfied; generally, this occurs with the transfer of control of the products to customers. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.

Revenue from service contracts is recognized by the status of completion of the contract. Contract completion status is determined using the method of completion(s) of a physical proportion of the service transaction or employment contract that most reliably measures the work performed.


Other income – Income from interest, royalties and dividends is recorded when it is probable that the entity will obtain economic benefits associated with the transaction and the amount of income can be measured reliably. Interests are recognized using the effective interest method, royalties using the accrual basis in accordance with the essence of the corresponding agreement, and dividends when the members' right to receive them is established.

Comprehensive income – Comprehensive income consists of net income and certain changes in members' equity other than transactions with owners. Other comprehensive income (loss) relates to foreign currency translation adjustment.

Debt issuance costs – Fees charged by institutions in connection with financing are capitalized and amortized to interest expense under a straight-line method, which approximates the effective interest method. Debt issuance costs related to a recognized debt liability, excluding revolving line of credit, are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability.

Advertising costs – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to approximately $372,000 and $5,000 for the years ended December 31, 2024 and 2023, respectively.

Foreign currency transactions

A) Functional and presentation currency – The subsidiaries, Green Coffee Company S.A.S. and Agrosura S.A.S. Zomac, functional currency is the Colombian peso (COP). These financial statements as of and for the years ended December 31, 2024 and 2023, are prepared using the Colombian peso functional currency set of issued financial statements. In the COP functional currency financial statements, the prevailing year-end rate to convert US dollar denominated financial assets and liabilities was COP $4,409.15 and COP $3,822.05 to USD $1.00 for the years ended December 31, 2024 and 2023, respectively, except for property, plant and equipment and intangible and biological assets for which the average acquisition value was used.

As of and for the years ended December 31, 2024 and 2023, GCC Trading LLC functional currency is the United States dollar (USD) and its financial statements are presented in USD.

B) Transactions and balances – Foreign currency transactions are translated into the functional currency using an exchange rate set at the beginning of the year, which is reflective of the average prevailing rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations and comprehensive income within operating expenses.

Translation differences on non-monetary financial assets and liabilities such as financial liabilities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences in non-monetary financial assets, such as investments classified as available-for-sale, are included in other comprehensive income.



Income taxes – The taxable profit for the Colombian subsidiaries has been reflected within this report. For the Colombian subsidiaries, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences), and operating losses, and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties as income tax expenses.

The Company uses an asset and liability approach in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the Company's differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

2) **Risks and uncertainty:**

A) <u>Concentrations of credit risk</u> – The Company maintains cash deposits with financial institutions located in the United States that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC) of $250,000. As of December 31, 2024, the Company's deposits held in financial institutions located in the United States exceeded the FDIC's insured amount of $250,000 by approximately $1,076,000. As of December 31, 2023, the Company's deposits held in financial institutions located in the United States did not exceed the FDIC's insured amount of $250,000. The Company monitors the credit quality of this highly credited financial institution and believes it is not exposed to any significant credit risk with respect to these deposits. Also, cash deposits are held with reputable financial institutions in the Republic of Colombia, which are not insured, and management considers any credit exposure to be remote as the banks are highly rated international institutions.

The Company exposure to credit risk is limited due to the number of entities comprising trade accounts receivable and the outstanding balances generally have quick collection turnarounds.

B) <u>Market risk</u> – Market risk for the Company comprises foreign currency risk and interest rate risk.

<u>Foreign currency risk</u> – Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates and exchange control regulations. Exposure to currency exchange rates arise from the Company's use of overseas services. Most of the Company's transactions outside of Colombia are carried out in U.S. dollars and, as such, management does not expect any material losses as a result of foreign currency risk.

<u>Interest rate risk</u> – The Company is subject to interest rate risk in respect of its cash and cash equivalents. The Company's cash and cash equivalents deposited in a financial institution located in the Republic of Colombia accrued interest at an average rate of 6.49%. Management frequently monitors interest rates and does not anticipate any material losses.



3) Cash and cash equivalents:

As of December 31, 2024 and 2023, cash and cash equivalents are as follows:

Description	2024	2023
Cash	$ 4,467,204	$ 345,509
Cash equivalents	9,721	21,927
	$ 4,476,925	$ 367,436

4) Accounts receivable:

As of December 31, 2024 and 2023, accounts receivable consist of the following:

Description	2024	2023
Trade receivables	$ 6,894,830	$ 2,758,723
Other receivables	239,826	215,029
	$ 7,134,656	$ 2,973,752

5) Inventories:

As of December 31, 2024 and 2023, inventories consist of the following:

Description	2024	2023
Spare parts and accessories	$ 453,877	$ 247,423
Raw materials and supplies	440,450	235,508
Product in process	-	1,402,188
Finished coffee products	4,018,679	1,688,938
	$ 4,913,006	$ 3,574,057

Inventories do not have restrictions or encumbrances that limit their negotiation or realization. The inventory balances are represented in the main elements necessary to carry out the operation and the agricultural products harvested in the biological assets.



6) **Property, plant and equipment:**

Property, plant and equipment as of December 31, 2024 and 2023, consist of the following:

Description	Estimated useful lives in years	2024	2023
Land		$ 26,617,204	$ 26,780,454
Constructions in progress		3,701,252	4,450,447
Constructions and buildings	20-40	23,933,135	16,085,894
Machinery and equipment	8-15	5,819,857	4,494,321
Office equipment	5-10	72,796	41,251
Computer and communication equipment	3-5	1,742,276	1,492,716
Fleet and transport equipment	10-15	2,297,967	1,340,639
		64,184,487	54,685,722
Less: Accumulated depreciation and amortization		(2,599,425)	(1,249,139)
		$ 61,585,062	$ 53,436,583

7) **Intangible assets:**

Intangible assets represent licenses and its related accumulated amortization. As of December 31, 2024 and 2023, are as follows:

Description	2024	2023
Licenses	$ 795,191	$ 87,212
Less: Accumulated amortization	(42,500)	(18,933)
	$ 752,691	$ 68,279

8) **Reconciliation of changes in biological assets carrying amount:**

Following is a reconciliation of changes in the carrying amount of biological assets during the years ended December 31, 2024 and 2023:

Description	2024	2023
Fair value, beginning of year	$ 32,748,248	$ 13,830,556
Change in fair value	7,864,388	3,908,684
Acquisition and improvements of biological assets	5,174,134	15,021,468
Less: Harvest of biological assets	(1,269,055)	-
Less: Amortization expense	(8,027)	(12,460)
Fair value, end of year	44,509,688	32,748,248
Less: Current portion of biological assets, net	(771,813)	(1,269,055)
Non-current portion of biological assets, net	$ 43,737,875	$ 31,479,193



9) Fair value biological assets:

During the years ended December 31, 2024 and 2023, the change in fair value of biological assets was $7,864,388 and $3,908,684, respectively, recognized in the accompanying consolidated statements of operations and comprehensive income.

10) Accounts payable trade:

The Company's accounts payable as of December 31, 2024 and 2023, are as follows:

Description	2024	2023
Coffee suppliers	$ 106,450	$ 1,984,741
Engineering and construction services	447,850	694,311
Raw Materials	74,973	699,141
Professional fees	102,754	102,906
SAP Consultancy	124,366	-
Other trade suppliers	451,889	819,874
	$ 1,308,282	$ 4,300,973

Other trade accounts payable as of December 31, 2024, are mainly represented by Asset Management and infrastructure projects.

11) Other payable:

The Company's other payable as of December 31, 2024 and 2023, are as follows:

Description	2024	2023
Taxes and related withholdings (VAT and other)	$ 147,069	$ 116,578
Other providers	89,625	289,081
	$ 236,694	$ 405,659

12) Commercial loans payable:

As of December 31, 2024 and 2023, the Company has loans payable with third party commercial lenders of $20,951,422 and $3,784,339 bearing interest from 3.32% to 6.82% with principal and interest due up to 2029 and secured by equipment. As of December 31, 2024 and 2023, the current portion of bank loans due is $8,066,192 and $929,033, respectively.

13) Seller financing:

As of December 31, 2024 and 2023, the Company has outstanding seller financing loans of $4,935,263 and $13,047,131, respectively, payable through 2026 and secured by land. The effective interest rates at December 31, 2024 and 2023, is from no interest to 6.00%. As of December 31, 2024 and 2023, the current portion of these loans is $2,392,834 and $10,114,163, respectively.



14) Income tax:

There are no significant differences between the income tax and financial statements basis for the years ended December 31, 2024 and 2023.

As of December 31, 2024 and 2023, deferred tax asset (liability) components consist of the following:

Description	2024	2023
Deferred tax assets:		
Net operating loss carryforward	$ -	$ -
Deferred tax liability:		
Biological assets and property, plant and equipment revaluation gain	(4,064,342)	(1,705,550)
	$ (4,064,342)	$ (1,705,550)

15) Members' capital:

As of December 31, 2024 and 2023, the Company had shares issued and outstanding amounting to 111,751.39 and 88,988.41, respectively, with no par value.

16) Supplemental disclosures for statements of cash flows:

A) Non-cash financing transactions – During the years ended December 31, 2024 and 2023, investing and financing activities consisted of the following:

Description	2024	2023
Harvest of biological assets	$ (1,269,055)	$ -
Land, improvements of biological assets and construction and building financed by seller	$ -	$ 10,356,386

B) Other cash flows transactions – Total interest paid during the years ended December 31, 2024 and 2023, amounted to approximately $1,383,000 and $291,500, respectively. During the years ended December 31, 2024 and 2023, the Company did not make income tax payments.

17) Reclassifications:

Certain reclassifications of balances have been made to December 31, 2023 consolidated financial statements to conform them to the December 31, 2024 consolidated financial statements presentation for comparison purposes.

18) Subsequent events:

Management has evaluated subsequent events through May 15, 2025, the date the consolidated financial statements were available to be issued and concluded there were no additional events or transactions that occurred during this period that required recognition or disclosure on the accompanying consolidated financial statements.

Green Coffee SPV CF I LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of inception November 3, 2025

Audited by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Green Coffee SPV CF I LLC

Table of Contents




Independent Auditor's Report

November 19, 2025
To the Management of Green Coffee SPV CF I LLC
Attn: Cole Shephard, CEO

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Green Coffee SPV CF I LLC (the "Company"), which comprise the balance sheet as of November 3, 2025 (the date of inception), and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Green Coffee SPV CF I LLC as of November 3, 2025 (the date of inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Green Coffee SPV CF I LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.





- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
November 19, 2025



GREEN COFFEE SPV CF I LLC
BALANCE SHEET
As of November 3, 2025 (date of inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Members' Equity		
Members contributions		-
Retained Earnings/ (Accumulated deficit)		-
Total Members' Equity		-
Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

GREEN COFFEE SPV CF I LLC
INCOME STATEMENT
As of November 3, 2025 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
		$
Net Income (Loss)		-

The accompanying footnotes are an integral part of these financial statements.

GREEN COFFEE SPV CF I LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of November 3, 2025 (date of inception)
(Audited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	-	-
Balance as of November 3, 2025	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

GREEN COFFEE SPV CF I LLC
STATEMENT OF CASH FLOWS
As of November 3, 2025 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

GREEN COFFEE SPV CF I LLC
NOTES TO FINANCIAL STATEMENTS
AS OF NOVEMBER 3, 2025 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Green Coffee SPV CF I LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement ("the Agreement") dated November 3, 2025. The Company was formed on November 3, 2025, with the intent of serving as the crowdfunding vehicle for Green Coffee Company Holdings, LLC.

The Company has been formed to facilitate an investment in Green Coffee Company Holdings, LLC. ("the Crowdfunding Issuer"). The general purpose of the Company is to acquire, hold, dispose of and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Units of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

The expenses associated with the Company's formation, operation, or winding up will be paid by the Crowdfunding Issuer or one of its Affiliates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of November 3, 2025, the Company had no cash and cash equivalents.

GREEN COFFEE SPV CF I LLC
NOTES TO FINANCIAL STATEMENTS
AS OF NOVEMBER 3, 2025 (INCEPTION)
(AUDITED)

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of November 3, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of November 3, 2025, the Company has not yet started operations and is in the pre-revenue stage.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT AND RELATED PARTY TRANSACTIONS

As of November 3, 2025, the Company has no debt outstanding and has not initiated any related party transactions.

NOTE 4 – EQUITY

GREEN COFFEE SPV CF I LLC
NOTES TO FINANCIAL STATEMENTS
AS OF NOVEMBER 3, 2025 (INCEPTION)
(AUDITED)

As of November 3, 2025, the Company has not yet received any investments. The Company has authorized non-voting Class B Common Interest Units to be allocated towards purchasing investment via the upcoming Regulation Crowdfunding raise (see Note 7).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Regulation Crowdfunding

The Company will invest up to $5,000,000 via non-voting Class B Common Interest Units in Green Coffee Company Holdings, LLC.

Management's Evaluation

Management has evaluated subsequent events through November 19, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C

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GET UP TO 23% BONUS SHARES UNTIL 1/18 | 35 Days | 16 Hrs | 54 Mins | 11 Secs

green coffee company

Problem | Solution | Traction | Advantage | Expansion | Team | FAQs | Discussion | INVEST NOW

Invest in Colombia's #1 Largest Coffee Producer

Colombian coffee is the most sought-after in the $100B U.S. coffee industry[1], and we're its largest producer. A global player, with U.S. headquarters and an unmatched farming footprint in Colombian coffee, we have:

- Exclusive third-party rights to the iconic **Juan Valdez® coffee brand in the U.S. and Canada**
- Become the Official Coffee of both the **Chicago Cubs and the LA Rams**
- Multiplied revenue to **$37 million in 2024 from just $1 million in 2021**
- Raised over **$100 million** from individual investors with U.S. IPO goals

Now, you can join us and share in our growth ahead of a planned U.S. IPO and large scale future growth.

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$1.00 Share Price | **$1,000** Min. Investment

SEC Filings | Offering Circular | Investor Education

Clients Include:

UFC | TARGET | Harris Teeter Your Neighborhood Food Market | LA | Raley's | National Park Service | CUBS

Juan Valdez
COLOMBIAN COFFEE

Why Invest in GCC?

$1BN+ Targeted Valuation

Beating the market with a pre-IPO company poised for a U.S. listing

$100M+ Raised from investors

GCC is backed by hard assets - farmland, state-of-the-art infrastructure and millions of pounds of coffee

Inflation & Recession Resistant

Coffee is a daily essential. Supply is shrinking and demand is increasing

Diversify your Portfolio

U.S. based investment with direct exposure to LATAM emerging markets – high-growth economies and favorable demographic trends

CHICAGO
Juan Valdez
COLD COFFEE
Juan Valdez
VANILLA CINNAMON LATTE
Juan Valdez
SALTED CARAMEL MOCHA LATTE
Juan Valdez
COLD COFFEE







The World's Favorite Drink Has a Broken Supply Chain

No beverage is more popular in America than coffee, with 73%[2] of people drinking it daily. And in the U.S., Colombia is king, earning 70% of single-origin sales. But the supply chain is largely broken. The name brands never touch coffee trees. They buy pre-processed beans, squeezing producers for price. That means no control over farming, processing, storage, or transportation and very little money back to those who work so hard to harvest coffee, a true labor of love.



Redefining Coffee from Seed to Sale

As the largest and only vertically integrated producer of Colombian coffee, we can sell premium, **traceable** coffee at competitive prices by controlling every step of the process, with an unbeatable farm-to-cup story that can truly scale beyond any competitor:





Exclusive US/Canada distributor of Juan Valdez

Colombia's most iconic coffee brand

Proprietary processing facilities

use 90% less water than traditional methods

New revenue sources from coffee waste

with plans to build a first-of-its-kind coffee cherry distillery

Carbon Positive operations

and full traceability back where the coffee was grown

37x Revenue Growth

Partnered with MLB and NFL Teams, Sales in Major Retailers

The work we've done sets the stage for tomorrow's growth, with the infrastructure, brand power, and partners in place for a major U.S. breakout.

10,000+
acres of coffee farmland across **45 farms** and **millions of trees**

$37M
in revenue in 2024, up from just $1M in 2021

TARGET **Harris Teeter**

Selling in major retailers, including **Target** and **Harris Teeter**

Official Coffee of the Chicago Cubs and the **Los Angeles Rams**

Clients include the U.S. National Parks and UFC

$100M+
Raised to date from individual investors who share our values



GREEN COFFEE COMPANY: Investor Brief
A one-of-a-kind opportunity to invest in a leader in the global coffee industry

 

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Juan Valdez: Colombia's National Coffee Brand

Instantly recognized, trusted by millions, backed by decades of storytelling around quality and origin since 1959. Our exclusive third-party rights to sell Juan Valdez–branded coffee in the U.S. and Canada are invaluable. As you can see below, it is a **top-5 coffee pick among many American consumers.** Why? *Colombian coffee is premium and Juan Valdez is Colombian coffee.* It's why we're rapidly winning major deals coast to coast, from pro sports teams to national retailers.

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Juan Valdez is primed for a nationwide relaunch

If you had to buy coffee today, which brand would you buy?



Hispanic Consumer *



Non-Hispanic Consumer *

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GCC's 2025 Juan Valdez Product Assortment

Our Road to a U.S. IPO (and Beyond)

With infrastructure, brand, and channels already in place, we're scaling toward category leadership with the goal of a U.S. IPO in 2027. Here's what's ahead:

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Juan Valdez
100% PREMIUM COLOMBIAN COFFEE
DARK ROAST
CHICAGO
COLD COFFEE
VANILLA CINNAMON LATTE
SALTED CARAMEL MOCHA LATTE
COLOMBIAN COFFEE
ESPRESSO

High growth sales projections targeting diversified channels


Revenue Millions USD
3.0
2.5
2.0
1.5
1.0
0.5
0
$64M
$15.8
$24.2
$23.5M
$119M
$39.0M
$57.0M
$22.5M
$167M
$58.9M
$85.1M
$19.5M
$205M
$7.3M
$73.8M
$106.2M
$17.8M
$250M
$8.6M
$95.5M
$137.3M
$9.0M
2026
2027
2028
2029
2030
Green coffee sales
Juan Valdez sales
Private label sales
Coffee byproduct sales

New Colombian Port

Opening next year, accelerating delivery and improving margin on every shipment, cutting logistics costs by ~28%.

Sales Growth Potential

By closing just the opportunities in our pipeline, we see a clear path to over $250m in annual sales before 2030.

Meeting Demand with a New Processing Plant

$35M investment to create one of the largest coffee processing plants in the world and double our capacity.


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Leveraging Scale, Premium Branding, and Flexibility

Because we manage every step of the process, our model delivers the volume, margin, and resilience that drive long-term enterprise value. And as Colombia's largest coffee producer, we operate at a scale no other brand can match.

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- U.S. Branded Sales: **Juan Valdez Relaunch** +
- Private Label Partnerships: **High-Volume Sales.** +
- U.S. Branded Sales: **Juan Valdez Relaunch** +
- GCC's Buying Program: **Traceable Coffee at Scale** +

✓ Colombian Ops, U.S. Sales Team: **Real-Time Market Access**   +

✓ Circular Economy Innovation: **Turning Waste Into Profits**   +

Built on Traceability. Designed for Impact. Approved by World Leaders.

Meeting new trends in consumer demands starts with traceability. By owning every step from seed to sale, we offer complete visibility into where and how our coffee is grown, processed, and sold. That's something few brands can claim and more and more consumers demand.

100%
Full Traceability

From farm to shelf, buyers have confidence in quality, ethical sourcing and impeccable environmental stewardship

90%
Water Savings

GCC uses less than 3 liters / kg of coffee produced compared to 30 liters in a traditional plant

2,500
Acres of preserved forest:

Biodiversity strengthens our productive farmland, making our trees more resilient

6,000+
Tons of CO2 captured

Our regeneratively grown coffee offsets more carbon than our company's operations emit

Lauded
By International Groups

From the World Wildlife Fund and Colombia's Council for American Enterprises, leaders in sustainable business highlight us as a success story for responsible and smart agriculture investment.

Top Coffee
Certifications

We are the world's largest arabica coffee producer on record that is dual certified RainForest Alliance and Fair Trade

Certifications

        

International Partners

        

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Proven in Finance, Agriculture, Sales, and Coffee

A group of international experts with decades of experience across the coffee value chain, the combination of our team and strategic advisors means we have the connections and knowhow to seize this opportunity.



Cole Shephard

CO-CEO, Founder and Chairman

READ MORE +

Founder of GCC with 10 years in Colombia and many more to come. Diverse financial experience from around the world, consulting at PwC in a wide range of industries.



Adam Jason

CO-CEO, Vice Chairman

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Full career as a corporate lawyer for Jones Day and Vinson & Elkins LLP, advising international businesses and leading investment banks.



Ivonne Windmüller

Acting President of GCC Colombia and Global Chief Financial Officer

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Ex-CFO of Grupo Éxito, largest Colombian retailer, with extensive experience in retail, agribusiness and multinational conglomerates.



Ted Skodol

Chief Revenue Officer

READ MORE +

7+ years VP of Sales at Intelligentsia Coffee, Inc., managing over $100m in



Boris Wüllner

Director of Innovation and Special projects

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Decades of experience in Colombian agribusiness, developing new markets



Gustavo Gomez

Sustainability Director

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13+ years of experience in corporate sustainability, managing key initiatives



Juan Miguel Jaramillo

Operations Director

READ MORE +



Lina Alvarez Peña

People and Culture Director

READ MORE +



Robby Kuster

VP of Investor Relations

READ MORE +



management, culture cultivation and organizational planning

Strategic Advisory Board









Iván Duque Márquez
Ex-President of Colombia 2018 – 2022

READ MORE +

Iván Duque has a storied career across the financial sector, politics, academia and philanthropy. Prior to his time as Colombia's President, he spent years working for development banks. While President, he championed a variety of pro-business, pro-environment and pro-U.S. legislation, reinforcing his support for innovation & foreign investment.

Chris Kelly
Partner at Jones Day

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Chris has repeatedly been named one of "America's Leading Lawyers for Business" by Chambers USA. Chris brings to GCC over 30 years of experience, having represented The J.M. Smucker Company, Goldman Sachs, Jefferies, and National Fuel Gas, among other Fortune 500 clients and large financial institutions, in corporate transactions throughout his career.

Deirdre Mahlan
Ex-President, Chief Executive Officer and Chairperson of Duckhorn Portfolio

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Deirdre has had an illustrious career in the wine and spirits sector. Prior to her time at Duckhorn, Deirdre worked for a decade in executive roles at Diageo, a multinational alcoholic beverage company worth $67 billion, including as President of their North American division and as Global CFO for all of Diageo.

Sean Sullivan
Managing Director at TSG

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Sean's experience in M&A and IPO capital markets in both liquor and coffee is uniquely suited to GCC. He led Duckhorn's successful IPO in 2021, which was the 20th IPO on which he worked. Sean also sat on the Board of Directors of Dutch Bros. Coffee (BROS), a coffee company with approximately 1,000 locations in the U.S. and annual revenue of over $1 billion.

Frequently Asked Questions

1. Why invest in startups?   ✕
Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest?   +

3. How do I calculate my net worth?   +

4. What are the tax implications of an equity crowdfunding investment?   +

5. Who can invest in a Regulation CF Offering?   +

6. What do I need to know about early-stage investing? Are these investments risky?   +

7. When will I get my investment back?   +

8. Can I sell my shares?   +

9. Exceptions to limitations on selling shares during the one-year lockup period: +



10. What happens if a company does not reach their funding target? +

11. How can I learn more about a company's offering? +

12. What if I change my mind about investing? +

13. How do I keep up with how the company is doing? +

14. What relationship does the company have with DealMaker Securities? +

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Sources

* : 2023 Ipsos Survey

1. https://www.towardsfnb.com/insights/us-coffee-market#:~:text=in%20the%20Report-,U.S.%20Coffee%20Market%20Size%2C%20Share%20and%20Growth%20Rate%20Forecast,crop%20production%2C%20in
2. https://www.driveresearch.com/market-research-company-blog/coffee survey/#:~:text=31%25%20of%20people%20will%20spend,on%20coffee%20at%20coffee%20shops
3. Circana POS, 52 weeks ending 5-14-2023

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in the offering materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and

uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Listing on a stock exchange is not guaranteed and is subject to approvals, with timelines that may change.



EXHIBIT D

Subscription Agreement with Co-Issuer and Investor

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT COULD INVOLVE A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN EXTENDED PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS GUARANTEED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR

AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Green Coffee SPV CF I LLC
        c/o Green Coffee Company Holdings, LLC
        1301 W. 22nd Street, Suite 310
        Oak Brook, IL 60523, United States

Ladies and Gentlemen:

1. Subscription.

     (a)   The undersigned (**"Subscriber"**) hereby subscribes for and agrees to purchase units of limited liability company membership interests (the **"Securities"**) of Green Coffee SPV CF I LLC, a Delaware limited liability company (the **"Company"**), at a per-Security purchase price of $1.00 (plus a 3.5% Investor Processing Fee unless waived, as defined below), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Green Coffee Company Holdings, LLC, a Delaware limited liability company (the **"Crowdfunding Issuer"**). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to shares of Class B (non-voting) Common Interests issued by the Crowdfunding Issuer (the **"Class B Common Interests"**) on a one-to-one basis. The rights of the Securities are as set forth in the Operating Agreement (the **"Operating Agreement"**) of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

     (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other material information reasonably required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

     (c)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Termination Date; provided, however, that the Company may conduct one or more closings of this offering after the Target Offering Amount has been reached and before the Termination Date and Subscribers whose commitments are accepted in an earlier closing will become security holders at that time without any rights to cancel.

     (d)   Subscriber acknowledges that Subscriber has been informed of the compensation that promoters for this Offering may receive in connection with this Offering as set forth below. A promoter may be any person who promotes the Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of the Crowdfunding Issuer that engages in promotional activities on behalf of the Crowdfunding Issuer:

(i) the Crowdfunding Issuer pays its Asset Manager (as defined in the Operating Agreement), on a go-forward basis, annual management compensation related to the ongoing work of the Asset Manager on behalf of Subscribers to assist in the management of the Crowdfunding Issuer and the Company for the period from and including the initial investment in the Securities through any final distribution of the Crowdfunding Issuer´s and Company's assets (should this event occur), payable quarterly in advance, equal to the aggregate sum of the product of (i) each equity investor's (including the Subscribers') Capital Contribution (as defined in the Operating Agreement) and all debt and preferred equity financings of the Crowdfunding Issuer, multiplied by (ii) two percent (2%) per annum. The Asset Manager also holds a non-dilutable equity position in the Crowdfunding Issuer equal to six percent (6%) of all equity interests in the Crowdfunding Issuer (including those issued to the Company) as Founders Shares for founding the Company and its business and for substantial additional contributions to the Company, such position to be maintained through and after conclusion of this offering.

(ii) the Asset Manager shall be entitled to an annual performance bonus for the period from and including the initial investment in the Common Interests through any final distribution of the Crowdfunding Issuer´s and Company´s assets (should this event occur) that will be calculated as twenty-five percent (25%) of the total annual net income from the operations of the Crowdfunding Issuer attributable to the Securities.

(iii) the Asset Manager is entitled to an exit sale bonus. Each Subscriber understands and agrees that, in the event of a sale of the Crowdfunding Issuer or other substantially similar refinancing transactions with respect to the effect to the Subscriber at the discretion of the Asset Manager or in the case of a registered public offering, the Asset Manager and the holders of the Common Interests of the Crowdfunding Issuer (including the Company and its Subscribers) will share in the equity return of the Crowdfunding Issuer and the Company (or in the case of a registered public offering, the market value for the Crowdfunding Issuer immediately prior to the trading of the Common Interests of the Crowdfunding Issuer) in accordance with the following: In the case of any such event, distributions will be made in the following order, subject to payments previously made during the course of holding the Common Interests of the Crowdfunding Issuer, including those made to any predecessor holder of such Common Interests of the Crowdfunding Issuer: (1) to the holders of the Class A Common Interests of the Crowdfunding Issuer and the Asset Manager until they have received their Total Investment Amounts (as defined below) and an equivalent to their 6% annual hurdle rate during the time in which they were invested in the Crowdfunding Issuer, calculated based on the personal Total Investment Amount; (2) to the Subscribers up to their Total Investment Amounts (as defined below); and (3) lastly, a split of the remaining proceeds of 75% to the holders (including the Company and its Subscribers) and 25% to the Asset Manager. For purposes hereof, Total Investment Amount shall be the amount effectively paid by the applicable holder discounted to reflect fees and expenses described herein.

(f)   Subscriber understands that the Managers of the Company (as defined in the Operating Agreement), will make all decisions for the Company as provided for therein.

(g)   This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(h)   The aggregate value of Securities sold shall not exceed $4,999,999.10 (the "Oversubscription Offering"). The Company may accept subscriptions until June 30, 2026 (the "Termination Date"). Providing that subscriptions for $10,000.17 are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(g)   Subscriber may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing Date. If Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, Investor may not terminate this Subscription Agreement.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this offering (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c)   Investor Processing Fee. Subscribers will be responsible for a processing fee of 3.5% of the investment amount on each transaction (the "Investor Processing Fee"). The Investor Processing Fee is included in the cost basis of the subscribed Securities. The Investor Processing Fee will count toward the Subscriber's "investment limits" as described in Section 5(f) herein.

4.   <u>Representations and Warranties of the Company and Crowdfunding Issuer.</u> The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefore in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheets of the Crowdfunding Issuer as of December 31, 2024 and 2023, and the related statements of income and cash flows for the years ended December 31, 2024 and December 2023 (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. In addition, complete copies of the Company's financials consisting of an audited balance sheet and the related statements of income and cash flows covering the period from Company's formation to the date of the financial statements (the "SPV Financial Statements"), have been made available to the Subscriber to the extent legally applicable and appear in the Offering Statement (or any necessary amendment thereto). The

Financial Statements and the SPV Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company that is likely to materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the attached Power of Attorney, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement, the attached Power of Attorney and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement, the attached Power of Attorney and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and, subject to the terms of the Operating Agreement, provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii)   As part of an offering registered under the Securities Act with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance,

and, in all cases, only in accordance with the Operating Agreement.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including the Investor Processing Fee, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including the Investor Processing Fee, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Crowdfunding Issuer has made itself available to Subscriber to discuss upon request its business, management, the terms of this offering and financial affairs with managers, officers and management of the Crowdfunding Issuer. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of   Securities may be made at lower valuations, with the result that the Subscriber's investment willbear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address provided with Subscriber's subscription.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the expiration or termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities

Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.   Transfer Restrictions.

        (a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition company ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto. For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT. THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

      (b)   Right of First Refusal. In the event that a Subscriber (the "Transferring Party") wishes to sell, assign, transfer, or in any way dispose of the Securities acquired under this Subscription Agreement (the "Proposed Disposition"), the Transferring Party shall comply with the applicable terms of the Operating Agreement.

      (c)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities unless and until (x) the requirements for transfer under the Crowdfunding Issuer's Amended and Restated Operating Agreement and Company's Operating Agreement have been satisfied, and (y) the transferee has agreed in writing for the benefit of the Crowdfunding Issuer and the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) and 7(b) of this Agreement and:

      (i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   such Subscriber has (A) notified the Crowdfunding Issuer and the Company of the proposed disposition; (B) furnished the Crowdfunding Issuer and the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer and the Company, furnished the Crowdfunding Issuer and the Company with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer and the Company that such disposition will not require registration under the Securities Act.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principles. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE COMPANY'S OR THE CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Dispute Resolution; Arbitration. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules and Mediation Procedures ("Commercial Rules"). The award rendered by the arbitrator shall be final, non-appealable and binding on the

parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. If the dispute cannot be resolved through arbitration, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

> If to the Company, to:
> Green Coffee SPV CF I LLC
> c/o Green Coffee Company Holdings, LLC
> 1301 W. 22nd Street, Suite 310
> Oak Brook, IL 60523
> Email: investor.relations@legacy-group.co
>
> If to the Crowdfunding Issuer, to:
> Green Coffee Company Holdings, LLC
> 1301 W. 22nd Street, Suite 310
> Oak Brook, IL 60523
> Email: investor.relations@legacy-group.co
>
> If to a Subscriber, to Subscriber's address provided with Subscriber's subscription or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Compliance With Anti-Money Laundering Laws.

(a)   Subscriber represents and warrants that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

(b)   Subscriber acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") may prohibit the Company, Manager, or Crowdfunding Issuer from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "OFAC Maintained Sanctions").

(c)   Subscriber acknowledges that the Company prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by Subscriber in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i)–(iv) are collectively referred to as "Prohibited Persons"). Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

(d)   To the extent Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, Subscriber reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Company, and (iv) it will make available such information and any additional information requested by the Company that is required under applicable regulations.

(e)   Subscriber acknowledges and agrees that the Company, the Manager, or the Intermediary may "freeze the account" of Subscriber, including, but not limited to, by suspending distributions from the Company to which Subscriber would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

(f)   Subscriber acknowledges and agrees that the Company and/or the Crowdfunding Issuer, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the Company or Crowdfunding Issuer or their agents reasonably determine to be suspicious, or is otherwise required by law. Subscriber acknowledges that the Company, and Crowdfunding Issuer are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any SARs.

(g)   Subscriber agrees that, upon the request of the Company, or Crowdfunding Issuer, it will provide such information as the Company, or Crowdfunding Issuer requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about Subscriber.

13.   <u>Confidentiality.</u>

(a)   Subscriber agrees that documents associated with this offering and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the Company and/or Crowdfunding Issuer and all other documents and information concerning the affairs of the Company and/or Crowdfunding Issuer, any investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the Company (collectively, the "Confidential Information") that the Subscriber may receive pursuant to or in accordance with the use of the Company's or Crowdfunding Issuer's website or Intermediary platform or otherwise as a result of its ownership of Securities in the Company, constitute proprietary and confidential information about the Company and Crowdfunding Issuer or any of their affiliates (the "Affected Parties").

(b)   Subscriber acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. Subscriber further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses. Subscriber shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to Subscriber's legal, accounting or investment advisers, auditors and representatives (collectively, "Advisers"), except to the extent compelled to do so in accordance with applicable law (in which case Subscriber shall promptly notify the Company of Subscriber's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by Subscriber.

(c)   To the fullest extent permitted by law, Subscriber agrees not to request disclosure or inspection of any such information after Subscriber is notified (whether in response to Subscriber's request for information or otherwise) that the Company has determined not to disclose such information.

(d)   Subscriber agrees that the Company and the Crowdfunding Issuer would be subject to potentially irreparable injury as a result of any breach by Subscriber of the covenants and agreements set forth in this Section 13 and that monetary damages would not be sufficient to compensate or make whole the Company and the Crowdfunding Issuer for any such breach. Accordingly, Subscriber agrees that the Company and the Crowdfunding Issuer shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

14.   Power of Attorney.

(a)   Each Subscriber to the maximum extent not prohibited by applicable law does hereby constitute, appoint and grant to the Asset Manager full power to act as its true and lawful representative, agent and attorney-in-fact, in its name, place and stead, to make, execute or sign, acknowledge, swear to, verify, deliver, record, file and/or publish: (i) the Certificate of Formation of the Company and the Operating Agreement, in either case as in effect on the date hereof and as later supplemented or amended, (ii) any amendment, restatement or modification to or cancellation of the Certificate of Formation or the Operating Agreement, (iii) any duly enacted amendment, restatement, waiver or other modification of this Agreement, and all instruments and documents that may be necessary or desirable to effectuate or reflect an amendment, restatement, waiver or other modification so approved, (iv) all instruments, deeds, agreements, documents and certificates that may from time to time be necessary or advisable to effectuate, implement and continue the valid and subsisting existence of the Company, (v) any bills of sale or other appropriate transfer documents necessary or advisable under the Operating Agreement or to effectuate Transfers, and (vi) such other documents, deeds, agreements or instruments as may be required under applicable law. Each Subscriber hereby empowers each attorney-in-fact acting pursuant hereto to determine in its sole discretion the time when, purpose for and manner in which any power herein conferred upon it shall be exercised, and the conditions, provisions and covenants of any instruments or documents that may be executed by it pursuant hereto; provided that the powers of attorney granted herein only shall be exercised in accordance with this Agreement and clauses (i) through (vi) above. The agency and powers of attorney granted herein shall be deemed to be coupled with an interest, shall be irrevocable and shall survive the death, incompetency, incapacity, disability, insolvency or dissolution of a Subscriber (regardless of whether the Company or Asset Manager has notice thereof).

(b)   Each Investor agrees to execute such other documents as the Asset Manager may reasonably request in order to effect the intention and purposes of the agency and power of attorney contemplated.

15.   Miscellaneous.

(a)   Obligations Irrevocable. Following the Closing Date, the obligations of the undersigned shall be irrevocable.

(b)   Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which documents in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c)   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(d)   Assignment. This Subscription Agreement is not transferable or assignable by Subscriber.

(e)   Binding Effect. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and each of their respective successors and assigns.

(f)   Waiver, Amendment. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(g)   Severability. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(h)   Entire Agreement. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(i)   No Third-Party Beneficiaries. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person other than as expressly provided for herein.

(j)   Headings. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(m)   Additional Securities. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(n)   Failure to Exercise. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

<center>(SIGNATURE PAGE FOLLOWS)</center>

Green Coffee Company Holdings

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Unit of Green Coffee Company Holdings by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

Number of securities: **Class B Common Unit**
Aggregate Subscription Price: **$0.00 USD**

(Name of Subscriber)

TYPE OF OWNERSHIP:

By:
(Authorized Signature)

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Check this box if the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

EIN of account:

(Telephone Number)

Address of account provider:

(Offline Investor)
(E-Mail Address)

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Green Coffee Company Holdings

By:

Authorized Signing Officer

POWER OF ATTORNEY

To the maximum extent not prohibited by applicable law, the undersigned hereby constitutes, appoints and grants Legacy Management Americas Corp., and each other person or entity that is or becomes an Asset Manager of the Crowdfunding Issuer with full power to act without others as its true and lawful representative, agent and attorney-in-fact, in its name, place and stead, to make, execute or sign, acknowledge, swear to, verify, deliver, record, file and/or publish (so long as such person or entity continues to be an Asset Manager of the Company):

1. any certificate or other form or filing required in connection with the registration of the Company or the Crowdfunding Issuer in which the undersigned is named as a Subscriber;

2. the Subscription Agreement and the Operating Agreement (such agreements, as amended, modified and/or restated from time to time in accordance with their terms);

3. any action, amendment, restatement, waiver or other modification duly enacted pursuant to the terms of the Subscription Agreement or the offering to which this relates to the documents referenced herein, and all instruments and documents that may be necessary or desirable to effectuate an action, amendment, restatement, waiver or other modification so approved;

4. any documents to admit or cause the undersigned to be admitted as a Subscriber of the Company and the Crowdfunding Issuer;

5. any amendment to, modification to, restatement of, or cancellation of the certificate of formation or other formation or governing documents of the Company or the Crowdfunding Issuer;

6. any non-economic, administrative addition to or correction of the undersigned's subscription documents for investment in the Company and the Crowdfunding Issuer, including with respect to the undersigned's name, title or the date of execution and other similar items;

7. all instruments, deeds, agreements, documents and certificates that may from time to time be necessary or advisable to effectuate, implement and continue the valid and subsisting existence of the Company and the Crowdfunding Issuer;

8. in the case of any transaction permitted under the Operating Agreement of the Company and all bills of sale or other appropriate transfer documents necessary or advisable to effectuate transfers of such Person's or entity´s (as applicable) interest in the Company in accordance therewith;

9. all instruments, deeds, documents and certificates that may be required to effectuate the dissolution, liquidation, winding-up and termination of the Company and/or the Crowdfunding Issuer (if necessary);

10. all instruments, deeds, agreements, documents and certificates that may be necessary or advisable in the sole discretion of the Asset Manager throughout the course of normal business procedures; and

11. Such other documents, deeds, agreements or instruments as may be required under applicable law.

The undersigned hereby empowers each agent and attorney-in-fact acting pursuant hereto to determine in its sole discretion the time when, purpose for and manner in which any power herein conferred upon it shall be exercised, and the conditions, provisions and covenants of any instruments or documents that may be executed by it pursuant hereto; provided that the agency and powers of attorney granted herein shall only be exercised in accordance with the Subscription Agreement. The agency and powers of attorney granted herein are coupled with an interest in favor of the Asset Manager and as such shall be irrevocable and shall survive the death, incompetency, disability, insolvency or dissolution of the undersigned regardless of whether the Company or the Asset Manager has notice thereof.

This Power of Attorney shall be governed and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Power of Attorney on the date set forth below.

Legal Name of the Subscriber:

By: _____

Name:

Title:

Organization (if any):

Date:

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

> ☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
> a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
> a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
> ☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
> ☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                       By:

                                           (Signature)

                                       Name of Signing Officer (if Entity):

                                       Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Green Coffee Company Holdings's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Green Coffee Company Holdings's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

<u>**INTERNATIONAL INVESTOR CERTIFICATE**</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Green Coffee Company Holdings** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

   i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

   ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

   iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

   iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

   v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

   vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

   vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

   viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                 By:

                                                 (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

EXHIBIT E

Co-Issuer Certificate of Formation

Delaware



The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "GREEN COFFEE
SPV CF I LLC", FILED IN THIS OFFICE ON THE THIRD DAY OF
NOVEMBER, A.D. 2025, AT 3:43 O`CLOCK P.M.



Charuni Patibanda-Sanchez, Secretary of State

10389235 8100
SR# 20254450248

Authentication: 205224176
Date: 11-04-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:43 PM 11/03/2025
FILED 03:43 PM 11/03/2025
SR 20254450248 - File Number 10389235

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is Green Coffee SPV CF I LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 1209 Orange Street (street), in the City of Wilmington, Zip Code 19801. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is The Corporation Trust Company.

By: /s/ Adam Jason
Authorized Person

Name: Adam Jason
Print or Type

EXHIBIT F

Co-Issuer Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

GREEN COFFEE SPV CF I LLC

dated as of

NOVEMBER 3, 2025

THE LIMITED LIABILITY COMPANY INTERESTS EVIDENCED BY THIS DOCUMENT ARE SUBJECT TO RESTRICTIONS ON ASSIGNMENT, DISPOSITION AND TRANSFER SET FORTH HEREIN. THE INTERESTS HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, DISPOSED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE SECURITIES LAWS.

LIMITED LIABILITY COMPANY AGREEMENT

OF

GREEN COFFEE SPV CF I LLC

THIS is the LIMITED LIABILITY COMPANY AGREEMENT (this "*Agreement*") of GREEN COFFEE SPV CF I LLC, a Delaware limited liability company (the "*Company*"), dated as of November 3, 2025 (the "*Effective Date*"), executed on behalf of the Members by Legacy Management Americas Corp., a corporation organized under the laws of the Republic of Panama (the "**Asset Manager**"), and any other Person who becomes a party to this Agreement in accordance with the terms hereof. The Company will, at all times, operate as a "Crowdfunding Vehicle," as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9).

WITNESSETH:

WHEREAS, the Company was formed on November 3, 2025 for the purpose of operating as a "Crowdfunding Vehicle," as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9). This Agreement is intended to set forth the rights, duties, obligations, and responsibilities of the Members and the Asset Managers with respect to the Company.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, in all cases represented by the Asset Manager, agree as follows.

ARTICLE 1   ORGANIZATIONAL MATTERS

1.1   Formation of the Company; Term; Purpose. The Company has been formed for the object and purpose of and the nature of the business to be conducted and promoted by the Company as set forth herein and in the Certificate of Formation, as may subsequently be amended, and, more specifically, to facilitate an investment in Green Coffee Company Holdings, LLC, a Delaware limited liability company (the "*Crowdfunding Issuer*"). The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Units of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Unless sooner dissolved as provided herein, the Company is to continue in perpetuity.

1.2   Name. The name of the Company is: GREEN COFFEE SPV CF I LLC

1.3   Principal Place of Business and Office. The principal place of business and mailing address of the Company and office where the records described in **Section 6.18** are kept is 1301 W. 22nd Street, Suite 310, Oak Brook, Illinois 60523. The registered office of the

2

Company in Delaware is as set forth in the Certificate of Formation of the Company. The Board, from time to time, may change the principal place of business of the Company. The Company also may establish additional places of business or offices for maintenance of records as the Board determines are necessary or appropriate. This **Section 1.3** is to be amended by the Board or by the Officers (without the need for any action by any Member) to reflect each change in the address of the registered office in the State of Delaware.

ARTICLE 2   DEFINITIONS

"***Act***" means the Limited Liability Company Act of the State of Delaware, as amended from time to time. Any reference to the Act automatically includes a reference to any subsequent or successor limited liability company law in Delaware.

"***Affiliate***" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. A Person controls another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the "***controlled***" Person, whether through ownership of voting securities, by contract or otherwise. "***Affiliate***" also includes any Person who is related by blood or marriage to the Person in question.

"***Affiliate Transaction***" means a transaction or arrangement between the Company or any of its direct or indirect Subsidiaries, on the one hand, and any Member or Manager, excluding the Asset Manager or any of its Affiliates who cannot be considered parties to an Affiliate Transaction, or any of their respective Affiliates (other than the Company and its direct or indirect Subsidiaries), on the other hand.

"***Agreement***" means this Agreement, as amended from time to time.

"***Asset Manager***" means the Asset Manager as defined in the preamble of this Agreement.

"***Bankruptcy***" means, with respect to any Person, that Person's filing a petition or otherwise voluntarily commencing a case, or proceeding, or filing an answer not denying the material allegations of a complaint in any proceeding seeking relief under any federal or state bankruptcy, insolvency, or debtors' reorganization law; being the voluntary or involuntary subject of an order for relief by any court under any such law; or being adjudicated a "***bankrupt,***" "***debtor,***" or "***insolvent***" under any such law; or there being appointed under any such law a "***trustee,***" "***receiver,***" or "***custodian***" to manage his or its business or properties; or there being commenced under any such law a case or proceeding proposing such an order for relief, adjudication, or appointment with respect to that Person or its business, which proceeding is consented to by that Person or which is not dismissed within ninety (90) days after being commenced.

"***Board***" or "***Board of Managers***" means the Board of Managers created under **Section 6.1**.

"***Business Day***" means any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in Delaware or any jurisdiction of any of the Company's Subsidiaries or Affiliates.

"*Capital Account*" means the capital account of a Member maintained as required by **Section 5.2**.

"*Capital Contributions*" means with respect to any Member, the sum of the amount of cash and the fair market value (on the date contributed) of any property (other than money) and/or services contributed, or deemed contributed to the Company by such Member (or its predecessors in interest) with respect to the Units held by such Member.

 "*Change in Control*" means consummation of: (a) a sale, merger or similar transaction or series of related transactions as a result of which the Persons holding, directly or indirectly, Common Interests as of the date hereof and their Permitted Transferees hold, directly or indirectly, less than 50% of the outstanding Common Interests and which is designated by the Legacy Managers as a Change in Control; or (b) the sale of all or substantially all (as determined by the Legacy Manager) of the assets of the Company and its Subsidiaries, taken as a whole, in a transaction or series of related transactions.

"*Code*" means the Internal Revenue Code of 1986, as amended. References to specific sections of the Code include references to corresponding provisions of any succeeding internal revenue law of the United States of America and regulations promulgated thereunder.

"*Common Interests*" means the common equity interests of the Company having such rights to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement.

"*Company*" means the limited liability company specified in the Preamble that is governed by this Agreement.

"*Dragging Member*" means the dragging members of the Crowdfunding Issuer approving an Approved Sale pursuant to **Section 8.3**.

"*Fair Market Value*" means, for any Unit as of any date, the amount that would have been distributable with respect to such Unit as of such date if the Company had sold all of its assets (including goodwill and any other intangible assets) for their fair market values using a generally accepted method for computing fair market value, as selected by the Board.

"*Indebtedness*" of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business) (other than the current liability portion of any indebtedness for borrowed money); (iii) all obligations of such Person under leases required to be capitalized in accordance with applicable accounting standards; (iv) all obligations of such Person for the reimbursement

4

of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends and prepayment or redemption premiums and penalties (if any), unpaid fees or expense and other monetary obligations in respect of any and all redeemable preferred stock of such Person; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any lien on any property or asset of any such Person (whether or not such obligation is assumed by any such Person).

"*Initial Public Offering*" means the first underwritten public offering pursuant to an effective registration statement filed under the U.S. Securities Act of 1933 or other similar security law of any other jurisdiction or other materially similar listing on any other recognized public market or exchange covering the offer and sale of securities of the Crowdfunding Issuer or the surviving or resulting successor of the Crowdfunding Issuer in a transaction pursuant to **Section 9.15**.

"*Investor Agreement*" means any investor, subscription or similar agreement executed in connection with the purchase or acquisition of any Units by any Member or other Person and the Company and/or the Crowdfunding Issuer.

"*Interest*" means a limited liability company interest in the Company, including any and all benefits to which a Member may be entitled under this Agreement and the obligations of a Member under this Agreement.

"*Legacy Managers*" shall mean Managers Cole Shephard and Adam Jason.

"*Liquidation Proceeds*" means all cash and other property available for distribution pursuant to **Section 9.2**.

"*Liquidation Value*" means, for any Unit and as of any date, the amount that would have been distributable with respect to such Unit as of such date if the Company had (i) sold all of its assets (including goodwill and any other intangible assets) for their Fair Market Values discounted for a reasonably likely discount amount under the circumstances of a current liquidation event as determined in good faith by the Board, and then (ii) distributed the proceeds in liquidation of the Company pursuant to **Section 9.2**. .

"*Managers*" mean the Managers appointed by the Members as represented by the Asset Manager from time to time as provided in **Section 6.1(a)** and in whom management of the Company is vested. The initial Managers of the Company shall be the Legacy Managers.

"*Members*" means all of the Persons executing this Agreement or a counterpart hereof as holders of Units and their successors in interest, or for whom this Agreement or a counterpart hereof has been executed by the Asset Manager by power of attorney, and other Persons who are admitted as Members in accordance with the terms of this Agreement and the Act. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"*Net Book Income*" means, for any period, the excess, if any, of the Company's items of income and gain for such period over the Company's items of loss and deduction for such period, as computed for Book purposes.

"*Net Book Loss*" means, for any period, the excess, if any, of the Company's items of loss and deduction for such period over the Company's items of income and gain for such period, as computed for Book purposes.

"*Percentage Interest*" of a Member means the ratio that the aggregate number of Common Interests held by such Member bears to the aggregate number of Common Interests held by all Members of the Company holding Common Interests, expressed as a percentage.

"*Person*" means and includes any natural person and any corporation, firm, partnership, trust, estate, limited liability company, association or other legal entity.

"*Proposed Distribution*" means, as of any time, an amount to be distributed to the Members pursuant to **Section 4.2**.

"*Service*" means the United States Internal Revenue Service.

"*Subsidiary*" means, with respect to any Person, any entity as to which such Person (a) is the managing partner or managing member, (b) holds 50% or more of the voting power of the equity interests or (c) has the right to designate a majority of the board of directors or similar governing body.

 "*Tax Year*" means the period beginning on January 1 and ending on December 31 of each year.

"*Transfer*" means any sale, assignment, pledge, hypothecation, encumbrance, disposition, transfer (including, without limitation, a transfer by will or intestate distribution), gift, or attempt to create or grant a security interest in any Interest or interest therein or portion thereof (including, without limitation, a direct or indirect transfer of economic or voting rights, if any, in any Units), whether voluntary or involuntary, by operation of law or otherwise.

"*Units*" means any or all of the Interests, including the Common Interests, as may exist from time to time pursuant to the terms hereof.

"*Voting Managers*" means those Managers entitled to a vote on the matter at hand in accordance with the Act and with further consideration for actual and perceived conflicts of interest with respect to such matter.

ARTICLE 3   CAPITALIZATION AND UNITS

3.1   Issuance of Units & Use of Proceeds

(a)   The Company has (and, to comply with Rule 3a-9 of the Investment Company Act, may only have) a single class of Units entitled Class B Common Interests, which shall be issued to Members purchasing such Units pursuant to a Regulation Crowdfunding Offering in consideration for their Capital Contribution. Fractional Units will not be issued. Un-issued Units may not be voted for any action and shall not be allocated any income or loss. All money received from Members shall be used to purchase non-voting Class B Common Interests of the Crowdfunding Issuer. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the non-voting Class B Common Interests of the Crowdfunding Issuer that it owns and the number, denomination, type and rights of its securities outstanding. The Units will be uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company. Members holding Units shall have the rights and responsibilities as outlined in this Agreement.

3.2   Additional Contributions; Interest.

(a)   No Member shall have any obligation to make further Capital Contributions to the Company except as provided by an Investor Agreement. Each Member shall have the right, but not the obligation, to make further Capital Contributions only to the extent expressly provided by this Agreement or any other agreement governing their purchase of their respective Units. All processes and procedures for Capital Contributions from each Member relating to their purchase of Units shall be as described herein, in the Investor Agreements and as otherwise communicated to Members during the funding process.

(b)   No Member will be paid interest on Capital Contributions to the Company.

3.3   Units Generally.

(a)   The relative rights of the Units are as set forth in this Agreement, applicable Investor Agreements or on any certificate of designations, as applicable, with respect thereto. Upon the admission of a new Member after the Effective Date, such new Member will execute, or the Asset Manager will execute on its behalf by power of attorney, as applicable, a joinder agreement to this Agreement or an Investor Agreement agreeing to be bound by the terms of this Agreement.

3.4   Effect of Forfeiture or Sale of Units; Sale Procedures; Distributions Pending Sale.

(a)   Effective upon the purchase by the Company of any of the Units pursuant hereto or the occurrence of any event resulting in the forfeiture of any Units pursuant hereto, (i) except as expressly provided to the contrary in this Agreement or in any Investor Agreement, such relinquished Units shall, for all purposes of this Agreement, be canceled and no longer be considered outstanding and shall no longer be entitled to receive any distributions pursuant to this Agreement (except for tax distributions pursuant to **Section 4.4**) or have any rights hereunder, (ii) the Member's Percentage Interest shall be adjusted accordingly and (iii) any such repurchased or forfeited Units shall be available for issuance by the Board.

(b)   At the request of the Board of Managers, the selling Person shall (i) sign all documents reasonably necessary to effectuate a purchase or forfeiture, as applicable, and (ii) require the Person whose Units are being purchased or forfeited to deliver a release of the Company, the Board of Managers, the other Members, the Crowdfunding Issuer and their respective directors, managers, shareholders, partners, employees, agents, advisors and representatives, as a condition to delivery to such Person of any consideration in respect of such purchase or forfeiture. All Units sold pursuant hereto shall be sold free and clear of any liens or other encumbrances and together with all rights attached thereto as of the date of transfer (and such Person shall be required to make representations and warranties with respect thereto).

3.5   **Withdrawal; Return of Capital**. No Person is entitled to withdraw any portion of its Capital Contribution(s) without the approval of the Asset Manager or as otherwise provided by applicable law or contract as further defined in an Investor Agreement and no Person has any right to a return of capital except through distributions as provided in **Article 4**.

3.6   **Unit Splits, Recombinations, Etc**. In the event that the Company at any time or from time to time after the Effective Date effects a subdivision or combination of any the Common Interests into a greater or lesser number of Common Interests, it shall make a proportionate and corresponding subdivision or combination of all other classes of Common Interests, effective at the same time.

3.7   **Additional Members**. After the formation of the Company, any Person acceptable to a majority of the Board of Managers may become an additional Member of the Company for such consideration as the Board of Managers shall determine. Prior to the admission of an additional Member, the Managers may revalue the Capital Account balances of the Members to the extent necessary under applicable tax treatment consistent with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv)(f) and (g). No additional Member shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company.

3.8   **Crowdfunding Issuer to Reimburse Expenses**. The expenses associated with the Company's formation, operation, or winding up will be paid by the Crowdfunding Issuer or one of its Affiliates.


ARTICLE 4   **DISTRIBUTIONS**


4.1   **Distribution Policy**.

(a)   The Board of Managers will determine whether and when any distribution will be made under **Section 4.2** or **Section 4.3**; *provided* that all distributions due and payable pursuant to **Section 4.4** shall be required to be paid in full prior to or contemporaneously with any distributions pursuant to **Section 4.2** or **Section 4.3** in accordance with the terms of **Section 4.4**.

4.2 **Cash Distributions**. Except as otherwise provided in **Section 4.4**, and subject to any Investor Agreement, all cash distributions shall be apportioned among the Members in proportion to their Percentage Interests and amounts initially apportioned to a Member in respect of a Common Interest shall be promptly distributed to such Member in respect of such Common Interests.

4.3 **In-Kind Distributions.** With the approval of the Board of Managers, the Company may make in-kind distributions of Company property other than cash. In-kind distributions will be made in the same order of priority as cash distributions. Notwithstanding this **Section 4.3**, tax payment distributions made in accordance with **Section 4.4** shall be made in cash.

4.4 **Tax Payment Distributions.**

(a) The Company may distribute cash to each Member holding Common Interests, from time to time, on the dates that are required to enable each Member holding Common Interests (or its owners) to pay taxes (including any estimated tax payments) with respect to taxable income allocated to that Member under this Agreement subject to the discretion of the Board and shall equalize the other Members holding Common Interests (without regard to holders of Preferred Units) with respect to payment as the Board deems appropriate so as to not favor one Member holding Common Interests over any other.

(b) For the avoidance of doubt, no distributions shall be made pursuant to this **Section 4.4** (i) with respect to any income realized under the Code by the recipient or holder of a Unit upon the issuance of such Unit and (ii) with respect to any gain recognized on the sale of all or substantially all of the assets of the Company.

(c) Each Member will return or repay to the Company as soon as practicable any amount distributed under this **Section 4.4** if allocations of taxable income are recalculated and such amounts exceed the distribution to such Member (or the Member who prompted the Board to make distributions to other Members with such amounts being refunded in that corresponding percentage by the other Members concurrently). Such excess distributions shall be treated as a loan to the respective Member until returned.

ARTICLE 5   BOOKS, CAPITAL ACCOUNTS, AND ALLOCATIONS

5.1 **Financial Reporting and Nonfinancial Reporting Books.** The Company will maintain financial reporting books in accordance with applicable accounting standards, applied on a basis consistent with prior periods. The Company will maintain nonfinancial reporting books and Capital Accounts as required by **Section 5.2**.

5.2 **Capital Accounts.** Each Member will have a Capital Account maintained in the records of the Company.

5.3   Allocations of Net Book Income and Net Book Loss. The Net Book Income and Net Book Loss of the Company (and, if necessary, items of gross Book income, gain, loss and deduction) shall be allocated in respect of the Percentage Interests of the Members to the extent that doing so is consistent with the tax treatment of the Company. The Company has currently elected to be treated as a C-Corporation under the Code.

5.4   Tax Allocations. Each item of income, gain, loss, and deduction will be allocated for income tax purposes in the same manner as the corresponding allocation for Book purposes. Nothing contained in this Agreement shall limit the Company from selecting a tax treatment or classification deemed to be in the best interests of the Company.

5.5   Statutory Registers. The Company will at all times maintain and to the extent necessary file (1) a register of Managers; (2) a register of Members; and (3) a register of beneficial ownership, all in accordance with the Act.

ARTICLE 6   MANAGEMENT

6.1   Board of Managers.

(a)   The Board of Managers will be composed of the following two (2) Managers and shall be the sole individuals until any such successor is appointed or elected in whom management of the Company is vested: Cole Shephard and Adam Jason.

(b)   Each Manager, except as provided below, is to serve until the earlier of his or her death, resignation, or removal or until a successor is appointed or elected. Any Manager may resign at any time by delivering his or her written resignation to the Board of Managers. None of the Legacy Managers shall be subject to removal or to having any successor appointed or elected where the Asset Manager is continuing to serve as Asset Manager of the Crowdfunding Issuer. In the case of death or resignation of any Legacy Manager, any remaining Legacy Manager shall be entitled, in his sole discretion, to appoint a replacement for the departing Legacy Manager.

(c)   No Manager shall have any personal liability for the obligations of the Company.

(d)   No Manager will receive compensation for its services to the Company unless that compensation is paid by the Crowdfunding Issuer or its Affiliates. The Crowdfunding Issuer or its Affiliates (and not the Company) may reimburse the Managers as may be appropriate in the event that the Managers pay an obligation that is properly the responsibility of the Company.

6.2   Authority of the Board of Managers.

(a)   Except as specifically reserved to the Members in this Agreement or as reserved to the Members under the Act (which reservation cannot be altered by agreement of the Members), the Board has all power and authority to manage, and direct the management of, the business and affairs of the Company in the ordinary course of its business. Except to the extent limited by powers reserved to the Members under **Section 6.4** or to them or other Members by other provisions of this Agreement, approval by or action taken by the Board in accordance with this Agreement is the approval or action of the Company and is binding on each Member and all holders of any Units.

(b)   The Board may delegate to the Officers, other employees, and agents of the Company the authority to conduct the business of the Company in the ordinary course in accordance with this Agreement and any policy of delegation which may be adopted and revised from time to time by the Board. Any power granted to the Board by this Agreement that is not delegated by the Board remains with the Board.

6.3   Powers of the Board.

(a)   Without limiting the generality of **Section 6.2(a)** and consistent with the other provisions of this Agreement and the Act, the authority of the Board of Managers includes, without limitation, the power to:

(i)   Acquire, hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer;

(ii)   Execute on behalf of the Company all instruments and documents necessary to the business of the Company (including any shareholder resolutions or shareholder related instruments from the Crowdfunding Issuer);

(iii)   change the Tax Year of the Company or make or modify any tax elections;

(iv)   approve any change of the location of the headquarters of the Company;

(v)   declare distributions or payments of any kind to Members or otherwise, including any redemption of Units from any Member or Person holding Units, in each case, except to the extent expressly required herein;

(vi)   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company, so long as all expenses associated with its formation, operation, or winding up of the Company are paid or reimbursed by the Crowdfunding Issuer or an Affiliate;

(vii)   Vote the securities of the Crowdfunding Issuer held by the Company as provided in the Investor Agreement;

(viii)   initiate, approve or settle any claim, suit, action, case or proceeding; and

(ix)   make all other material decisions.

(b)   None of the powers granted in **Section 6.3(a)** broaden or extend powers that are specifically limited by other provisions of this Agreement, the Act or under applicable law.

6.4   Limitation on Powers of Managers; Approval of Members.

Notwithstanding anything in this Agreement to the contrary, without the approval of at least a majority of the Common Interests entitled to vote on such matter, the Managers, subject to any Investor Agreement, shall not have the authority to:

(a)   enter into or amend any transaction between the Company and a Member or an Affiliate of a Member or an employee of either, except in connection with transactions made on an arm's-length basis at the then-prevailing market rates all as determined in good faith by the Board;

(b)   terminate, dissolve or wind-up the Company;

(c)   elect or remove any of the Managers;

(d)   authorize any transaction, agreement or action on behalf of the Company that is unrelated to its purpose as set forth in this Agreement and the Certificate of Formation, that otherwise contravenes this Agreement or that is not within the usual course of the business of the Company;

(e)   take any action reserved to the exclusive power of the Members pursuant to the Act;

(f)   amend this Agreement (other than for administrative purposes); or

(g)   increase or decrease the capital stock of the Company.

For the avoidance of doubt, for purposes of this Agreement, in the case of a transaction or arrangement between the Company, on the one hand, and any Member, or any of their respective Affiliates (other than the Company), on the other hand, where in such case the Member is the specific subject of such matter to be voted upon (other than in the case of the election of Managers), such Member shall be excluded from such vote and the matter relating thereto shall require the approval at least a majority of the Common Interests entitled to vote thereon, excluding the Common Interests of such Member (if applicable) and any of its respective Affiliates, provided, however, that the Common Interests of such Member (if applicable) shall still be counted and shall be deemed present for purposes of establishing a quorum under this Agreement.

Each Member shall have the right to direct the Company to assert those rights under State and Federal law that the Member would have if he or she had invested directly in the Crowdfunding Issuer. The Member asserting such rights shall pay for or reimburse the Company for all costs incurred because of such assertion (unless the Crowdfunding Issuer agrees to pay such costs), but the Company and its Manager shall have a duty to minimize these costs as much as reasonably practical.

6.5   **Notice of Board Meetings; Quorum.** Regular meetings of the Board are to be held at such times and places as may be fixed by the Board, and may be held without further notice. Special meetings of the Board may be called by one or more Voting Managers. Notice of the time and place of a special meeting of the Board is effective if delivered to each Manager by hand, telecopy, telephone, or e-mail at least 48 hours prior to the time of such special meeting. Notices of special meetings of the Board are to identify the purpose of the special meeting or the business to be transacted at the special meeting. The failure to specifically identify an action to be taken or business to be transacted does not invalidate any action taken or any business transacted at a special meeting. Notwithstanding the foregoing, no action may be taken at any meetings of the Board unless a quorum (comprising a majority of the Voting Managers) is present in person or by proxy, power of attorney or other reasonable evidence of authorization pursuant to **Section 6.9**. If a quorum shall not be present at any meeting of the Board, the Voting Managers present thereat may adjourn the meeting to another time and place.

6.6   **Location of Board Meetings.** Board meetings may be held at any location. Managers (other than those granting proxy, power of attorney or other reasonable evidence of authorization pursuant to **Section 6.9**) may participate in a meeting of the Board by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting constitutes presence in person at the meeting.

6.7   **Waiver of Notice of Meeting.** Whenever notice of a Board meeting is required to be given, a written waiver of notice, signed by a Manager entitled to notice, whether before or after the time of the meeting, is equivalent to notice. A Manager's attendance at a meeting is a waiver of notice of that meeting, except when the Manager attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A Manager's grant of proxy, power of attorney or other reasonable evidence of authorization pursuant to **Section 6.9** is a waiver of notice of that meeting.

6.8   **Required Vote.** Approval by, or the authorization of, the Board requires the vote of at least a majority of the votes entitled to be cast by all of the Voting Managers on the Board (as calculated in accordance with **Section 6.9**, including after giving effect to the elimination of any votes required thereby due to deadlock). In no case can the Asset Manager be terminated as the Asset Manager of the Company, replaced or have any of its rights described in any Investor Agreement or otherwise impaired to any extent absent the unanimous written consent of all of the Managers.

6.9   **Voting; Proxies.** Each Voting Manager on the Board has one vote. A Non-Voting Manager on the Board shall not be entitled to vote. Any Voting Manager may authorize another Voting Manager to vote on behalf of such Voting Manager by proxy, power of attorney or other reasonable evidence of authorization. The Voting Manager granting such proxy, power of attorney or other reasonable evidence of authorization shall be counted as present at such meeting for the purpose of establishing the quorum pursuant to **Section 6.5**.

6.10   Written Actions of the Board. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting upon unanimous consent thereto by all of the Voting Managers of the Board (as calculated in accordance with **Section 6.8**) in writing.

6.11   Committees of the Board.

(a)   General. The Board may designate one or more committees. Each committee is to be composed of such number of Managers, including not less than one (1) Legacy Manager, as the Board may determine. Any committee, to the extent provided by the Board, may have and may exercise all of the power and authority of the Board. All the provisions of this Agreement apply to committees of the Board, except that special meetings of a committee may be called by any member of such committee and the chairman of any committee is to preside at meetings of such committee. A vote of at least a majority of the members of a committee is approval by, or the authorization of, any committee.

6.12   Officers of the Company.

(a)   The Board of Managers may at any time and from time to time appoint any individuals as officers ("***Officers***") of the Company so long as all expenses associated therewith are paid or reimbursed by the Crowdfunding Issuer or an Affiliate.

(b)   Each Officer, except as provided below, serves until the earlier of his or her death, resignation, or removal by the Board. An Officer may be removed at any time by the Board, subject to any services agreement. Any Officer may resign at any time by delivering his or her written resignation to the Board. None of the Legacy Managers shall be subject to removal in their capacities as Officers (if applicable) where the Asset Manager is continuing to serve as Asset Manager of the Crowdfunding Issuer. In the case of death or resignation of any Legacy Manager, any remaining Legacy Manager shall be entitled, in his sole discretion, to appoint a replacement for the departing Legacy Manager in their Officer capacity.

6.13   Duties of the Officers. In addition to obligations imposed by other provisions of, and subject to, this Agreement or any services agreement, employment agreement or other similar agreement between the Officer and the Company, each Officer is to exercise the powers customarily exercised by corporate officers serving in his office and to devote to the Company such time as is reasonably necessary to carry out the business of the Company and to accomplish its purposes, subject to the authority and instructions of the Board. The Officers, on behalf of the Company and at the expense of the Crowdfunding Issuer or an Affiliate, are to:

(a)   maintain in the Company's records a list, updated from time to time, that accurately sets forth the names and addresses of the Members, the Interests held by the Members and all other Persons; and the amount of each Member's and any other Person´s capital contributions;

(b)   arrange for the preparation of all necessary informational income tax forms on behalf of the Company and for the preparation and filing of any and all state and local income and franchise tax returns required to be filed by the Company;

(c)   maintain and preserve during the term of the Company and for five (5) years thereafter, or for such longer time as is necessary to determine the cost basis of the Company assets, at the Company's office designated pursuant to **Section 1.4** (or, if the Company has been terminated, at the location designated by the Board in written notice to the Members), complete and accurate books of account in accordance with the provisions of this Agreement, a list of the names and addresses of each Member, copies of the Certificate of Formation (and any amendments thereto), this Agreement (and any amendments thereto), and copies of all financial statements and tax returns of the Company for the most recent five-year period during the term of the Company;

(d)   execute, acknowledge, and certify all documents and instruments and take or cause to be taken all actions which may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members, (ii) to effectuate the provisions of this Agreement and (iii) to enable the Company to conduct its business;

(e)   conduct the affairs of the Company in compliance with applicable laws and in the best interests of the Company and of the Members; and

(f)   not permit the use of Company funds or assets other than for the benefit of the Company and of the Members.

6.14   Standard of Care.

(a)   Any Member and any Manager, Officer, or employee of the Company in the performance of his or her duties, is entitled to rely in good faith on information, opinions, reports, or other statements, including financial statements, books of account, and other financial data, if prepared or presented by: (i) one or more Officers or employees of the Company if the Person relying on the statements reasonably believes that the Person preparing or presenting the material is reliable and competent in that matter; or (ii) legal counsel, public accountants, or other Persons as to matters that the Person relying on the statements reasonably believes are within the Person's professional or expert competence.

(b)   Each Manager and each Officer is to perform his or her duties as a Manager or Officer in good faith, in a manner he or she reasonably believes to be in or not opposed to the best interests of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances.

6.15   Waiver of Certain Duties; Indemnification. None of the Managers or Officers (each an "*Indemnified Party*") shall be liable to the Company or any other Person who has an interest in the Company for any loss, damage or claim (a "*Loss*") (or any expenses or costs associated therewith ("*Costs*")) incurred by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement. To the full extent permitted by applicable law, an Indemnified Party shall be entitled to indemnification from the Company for any Loss or Costs incurred by such Indemnified Party by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement, except that no Indemnified Party shall be entitled to be indemnified in respect of any Loss or Costs incurred by such Indemnified Party by reason of such Indemnified Party's gross negligence or willful misconduct with respect to such acts or omissions; *provided, however,* that any indemnity under this **Section 6.15** shall be provided out of and to the extent of Company assets only, and no Member, Manager or Officer shall have personal liability on account thereof. The Company shall advance Costs incurred by or on behalf of an Indemnified Party in connection with any Loss within twenty (20) days after receipt by the Company from the Indemnified Party of a statement requesting such advances from time to time; *provided* such statement provides reasonable documentary evidence of such Costs and provides a written undertaking by the Indemnified Party to repay any and all advanced Costs in the event such Indemnified Party is ultimately determined to not be entitled to indemnification by the Company. The Company may enter into agreements with its Managers to provide for indemnification consistent with the terms and conditions set forth in this **Section 6.15**.

6.16   Borrowing of Money Prohibited. The Company shall not borrow money or guarantee the indebtedness of any other Person.

6.17   Subsidiary Governance.   The Members hereby agree that each Subsidiary of the Company shall be managed so that that the Company can direct the business and affairs of such Subsidiary.

6.18   Access to Information. The Company shall permit, subject to any accommodation to be made by the Company in its sole discretion, any Member or group of members owning, collectively, at least twenty-five percent (25%) of the Common Interests and their respective representatives (including, without limitation, their legal counsel and accountants), in-person, during normal business hours and with at least thirty (30) calendar days advance notice, at the Member's or Members´ expense, as applicable, including reasonable costs and expenses of the Company related thereto, which shall be paid in advance, to (i) visit and inspect any of the properties of the Company and of the Crowdfunging Issuer, (ii) examine the corporate, financial and similar type records, reports and documents of the Company and of the Crowdfunding Issuer, including, without limitation, all internal management documents, reports of operations, reports of adverse developments, copies of any management letters, communications with equity holders or directors, press releases and registration statements, and make copies thereof or extracts therefrom, subject to the rights of the Company under Section

18-305(c) of the Act (in particular, but without limitation, with respect to identifying any contact information of other Members, which shall not be provided) and the requirements and limitations under Sections 18-305(e) and (f) of the Act, and (iii) discuss the affairs, finances and accounts of any such entities with any of the executive officers and or senior managers of the Company or any of its Subsidiaries.

ARTICLE 7   POWERS AND DUTIES OF AND LIMITATIONS ON THE MEMBERS

7.1   Voting Rights. Each Common Interest shall be entitled to one vote per Common Interest, but subject to any limitations contained in any Investor Agreement including any power of attorney attached thereto or executed in connection therewith. For the avoidance of doubt, the admission of any new Member shall be a matter subject solely to the approval of the Board of Managers in conjunction with the Asset Manager.

7.2   Reserved.

7.3   Member Actions. Meetings of the Members are not required, but if the Members holding Common Interests choose to hold meetings, subject to any limitations in any Investor Agreement, the following procedures shall be followed:

(a)   Meetings of the Members holding Common Interests may be called by the Board of Managers or by the holders of at least a majority of the Common Interests. Notice of the time and place of a meeting of the Members holding Common Interests is effective if delivered to each such Member by hand, telecopy, telephone, or e-mail at least 48 hours prior to the time of such meeting. Notices of meetings of the Members holding Common Interests are to identify the purpose of the meeting or the business to be transacted at the meeting. The failure to specifically identify an action to be taken or business to be transacted does not invalidate any action taken or any business transacted at a meeting.

(b)   Meetings may be held at any location. Members entitled to participate at such meeting may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting constitutes presence in person at the meeting.

(c)   Whenever notice of a Member meeting is required to be given, a written waiver of notice, signed by a Member entitled to notice, whether before or after the time of the meeting, is equivalent to notice. A Member's attendance at a meeting is a waiver of notice of that meeting, except when the Member attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(d)   The participation of the holders of at least a majority of Common Interests entitled to vote at such meeting is required to establish a quorum for the meeting. Approval by,

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or the authorization of, the Members requires the affirmative vote of the holders of at least a majority of the Common Interests entitled to vote thereon.

(e)   Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if the holders of at least a majority of the Common Interests entitled to vote thereon consent thereto in writing. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Nothing contained in this Agreement shall in any way be construed as limiting a Member´s ability to exercise its rights hereunder by proxy (including by power of attorney).

(f)   <u>Notice of Tax Examinations</u>. Any Member receiving notice that the Service or any other similar taxing authority intends to examine any income tax return of the Company is required to promptly notify the Company, and the Company is to notify the other Members.

(g)   <u>Tax Returns</u>. The Company shall provide, to the extent reasonably available, all such information as a Member may reasonably request for purposes of complying with applicable tax reporting requirements.

7.4   Other Activities. Each Member shall conduct its affairs in accordance with the rights, duties and obligations, including with respect to conflicts of interest and usurpation of business opportunities to the Company, under the Act and other applicable law. The Members agree that the damages suffered by the Company as the result of a default by a Member under this Agreement (as determined in good faith by the Board of Managers) will be substantial and that such damages may not be estimated with reasonable accuracy. The Company shall as it deems necessary have the rights available to it under Sections 18-306 and 18-502(c) of the Act, and Article 3 of this Agreement shall not be applicable to any transaction resulting from the foregoing, nor shall any compensation be required in the case of the exercise by the Company of such rights.

7.5   Legal Counsel and Waivers of Conflicts of Interest. Each Member hereby agrees and acknowledges that:

(a)   The Company and its Affiliates may engage legal counsel ("***Company Counsel***") for any purpose (and in connection with any matter) deemed appropriate by the Board (acting within the scope of its authority), including (i) the formation, financing and operation of the Company and any Affiliate; (ii) the making, holding and disposing of investments by the Company or any Affiliate; and (iii) any dispute that may arise between one or more Members, on the one hand, and the Company or any Affiliate, as the case may be, on the other hand (any such engagement, a "***Legal Matter***").

(b)   Any Company Counsel shall not, by representing the Company or any Affiliate, be considered to be representing the Members of the Company or other direct or indirect owner of any Affiliate. Except as may be agreed in writing in a specific instance, Company Counsel will undertake no professional responsibility to the Members or other owners.

7.6   Limitations on the Rights of the Members. Subject to any mandatory requirements of applicable law, no Member (in its capacity as a Member) has the right to take any part whatsoever in the management and control of the ordinary business of the Company, sign for or bind the Company, compel a sale or appraisal of Company assets, or sell or assign its Interests except as provided in this Agreement and any applicable Investor Agreement.

7.7   Limited Liability of the Members. No Member (solely in its capacity as a Member) has any obligation to contribute money or anything of value to the Company other than as provided in any Investor Agreement related thereto. Any liability to return distributions made by the Company is limited to mandatory requirements of the Act or of any other applicable law or the terms of this Agreement. No Member shall be responsible or liable for any liabilities of any other Member (other than as required by law) incurred either before or after the date of this Agreement. No Member shall be responsible or liable for any liabilities of the Company solely by reason of being a Member.

7.8   Confidentiality. Except for disclosures necessary to implement this Agreement or in furtherance of the business of the Company, and except for disclosures required by law, the Members will preserve in confidence information regarding the Company and the Crowdfunding Issuer and their respective business and affairs. Confidential information that is covered hereby includes, without limitation, financial performance; business plans; marketing plans; lists of clients/prospects; processes and procedures; financial and pricing models, service methods and business techniques; training, selling, service and business manuals; promotional materials; training courses and other training and instructional materials; broker and customer product information; prospective customer or broker lists; and other business information. Confidential information does not include information that (i) is or becomes generally available to the public through no fault of the disclosing Member or its representatives or (ii) is or becomes available on a non-confidential basis from a source other than the Company or the Crowdfunding Issuer that the receiving Member reasonably believes is not prohibited from disclosing such information by a contractual, legal or fiduciary obligation. Notwithstanding the foregoing, each Member may disclose confidential information to governmental and regulatory bodies pursuant to applicable law, rules and regulations or in connection with a proceeding conducted thereby. The Company shall exclusively own the "work product" of any Member or Manager also providing services to the Company and any person under his or her direct supervision that has been created for the purpose of business activities performed on behalf of the Company or was created on any servers of the Company or with the use of Company resources. This work product can include any writings (e.g., excel, power point, emails), programming, documentation, data compilations, reports, and any other media, materials, or other objects produced as a result of work performed for the Company.

7.9   Reserved.

7.10   Services and Investor Agreements.

Notwithstanding anything in this Agreement to the contrary, to the extent there is any conflict between this Agreement and any Investor Agreement, the terms of the applicable Investor Agreement shall control other than as required by applicable law.

ARTICLE 8   TRANSFERS OF INTERESTS

8.1   General Restriction.

(a)   Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "*Transfer*"), either to a prospective assignee or prospective Member, unless at least one year has passed since the date on which the original Units were issued, or the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws. Further, no Transfers may be approved, rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Managers, which approval may be granted or withheld in their sole discretion and subject to such conditions as they may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Managers, that is executed by the transferor, the transferee(s), and at least one of the Managers; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder; and (f) will not result in the Company being classified for United States federal income tax purposes under a different tax status. Unless the Crowdfunding Issuer or an Affiliate agrees in writing to pay these expenses; the transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting, and other expenses, regardless of whether such Transfer is consummated.

(b)   Notwithstanding anything to the contrary in **Section 8.1(a)**, any Member or Person may Transfer any or all of his, her or its Units (except as otherwise provided below) to a transferee (in each case, a "*Permitted Transferee*") in each of the following cases (each a "*Permitted Transfer*"): (A) to the Company or the Crowdfunding Issuer; (B) to an Accredited Investor, as that term is defined by Rule 501(a) of Regulation D (17 CFR § 230.501(a)), as may be amended from time to time (the seller and the Company must reasonably believe that this person comes within any of such categories at the time of the sale of the securities); (C) to a member of the Member's Immediate Family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the Immediate Family of the purchaser; or (D) In connection with the death or divorce of the purchaser, providing the terms of **Section 8.2(b)** are followed if applicable and not as otherwise would not be permitted under this **Section 8.1(b)**. Such transfers will be permitted only so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder;

or (f) could cause any other material adverse effect to the Company (a material adverse effect may include, but is not limited to, any Transfer that could reasonably be expected to lead to similar Transfer requests, potentially giving rise to secondary trading or a secondary market for the Company's securities, which could undermine the Company's intended ownership structure, compete with any primary offering of the Company's securities, or conflict with the Company's strategic objectives).

(c)   If any Units are Transferred pursuant to this **Section 8.1** to any Person who is not a party to this Agreement, such Person shall agree to be bound by the terms, conditions and obligations of this Agreement and any other agreement governing such Units as a precondition to the transfer of such Units and such Units shall continue to be subject to the provisions set forth in this Agreement and any other applicable agreement.

(d)   Each Member agrees, for itself and its Affiliates, that neither it nor any of its Affiliates will make a Transfer of any ownership interest, or an issuance of equity interests, in such Member, or in any Person holding a direct or indirect ownership interest in such Member, for the purpose of avoiding the provisions of this **Article 8**. In addition, no Member shall avoid the provisions of this **Article 8** by making one or more indirect Transfers, including Transfers to one or more Permitted Transferees and then disposing of all or any portion of its interest in any such Permitted Transferee, and any Transfer or attempted Transfer in violation of this covenant shall be null and void.

8.2   Right of First Offer.

(a)   <u>Right of First Offer</u>. In the event that any of the Members or any other Person (each, a "*Seller*") desires to Transfer all or any portion of such Seller's Units in any manner other than a Permitted Transfer, then such Transfer shall not be subject to the Board approval requirements or restrictions set forth in **Section 8.1(a)** if the provisions of this **Section 8.2** are complied with:

(i)   The Seller shall provide written notice (the "*Seller Notice*") to the Company describing (A) the number of Units the Seller desires to Transfer ("*Available Units*"), (B) the proposed purchase price per Unit for the Available Units (the "*Offer Price*"), and (C) other terms and conditions of such proposed Transfer.

(ii)   For a period of fifteen (15) calendar days after the giving of the Seller Notice pursuant to **Section 8.2(a)(i)** (such period, the "*Company Option Period*"), the Company shall have the right (the "*Company Option*"), but not the obligation, to purchase any or all of the Available Units at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Seller Notice. The right of the Company to purchase any or all of the Available Units under this **Section 8.2(a)(ii)** shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Company Option Period, to the Seller, which notice shall state the number of Available Units proposed to be purchased by the Company. The failure of the Company to respond within the Company Option

Period shall be deemed to be a waiver of the Company Option; *provided* that the Company may waive its rights under this **Section 8.2(a)(ii)** prior to the expiration of the Company Option Period by giving written notice to the Seller.

(iii)   If the Company does not elect to purchase all of the Available Units, then for a period of fifteen (15) calendar days after the earlier to occur of (A) the expiration of the Company Option Period and (B) the date upon which the Seller shall have received written notice from the Company of its exercise of the Company Option pursuant to **Section 8.2(a)(ii)** or its waiver thereof (the "*Asset Manager Option Period*"), the Asset Manager shall have the right (the "*Asset Manager Option*") to purchase any or all of the remaining Available Units at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Seller Notice. The right of the Asset Manager to purchase any or all of the Available Units under this **Section 8.2(a)(iii)** shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Asset Manager Option Period, to the Seller, which notice shall state the number of Available Units proposed to be purchased by the Asset Manager. The failure of the Asset Manager to respond within the Asset Manager Option Period shall be deemed to be a waiver of the Asset Manager Option; *provided* that the Asset Manager may waive its rights under this **Section 8.2(a)(iii)** prior to the expiration of the Asset Manager Option Period by giving written notice to the Seller. The Asset Manager may assign to any of its Permitted Transferees all or any portion of its rights pursuant to this **Section 8.2(a)(iii)**.

(iv)   If the Company and the Asset Manager do not elect to purchase all of the Available Units, and so long as all required holding periods under applicable law have been by the Seller, then for a period of thirty (30) calendar days after the earlier to occur of (A) the expiration of the Company Option Period and the Asset Manager Option Period and (B) the date upon which the Seller shall have received written notice from the Company or the Asset Manager of its exercise of the Company Option pursuant to **Section 8.2(a)(ii)** or the Asset Manager Option pursuant to **Section 8.2(a)(iii)**, as applicable, or their waiver thereof (the "*Rightholder Option Period*"), each of the holders of the class of Units subject to transfer (who, in each case, is not a Seller) (each in such capacity, a "*Rightholder*" and collectively, the "*Rightholders*") shall have the right to purchase all, but not less than all, of the remaining Available Units at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Seller Notice. Each Rightholder shall have the right to purchase that percentage of the Available Units determined by dividing (1) the total number of such Units then held, directly or indirectly by such Rightholder by (2) the total number of such Units then held, directly or indirectly by all such Rightholders. If any Rightholder does not fully subscribe for the number of Available Units it is entitled to purchase, then each other participating Rightholder shall have the right to purchase that percentage of the Available Units not so subscribed for (the "*Excess Available Units*") determined by dividing (x) the total number of such

Units then held, directly or indirectly by such fully participating Rightholder by (y) the total number of such Units then held, directly or indirectly by all fully participating Rightholders who elected to purchase Available Units. The procedure described in the preceding sentence shall be repeated until there are no remaining Excess Available Units. Any of the Members may assign to any of its Permitted Transferees all or any portion of its rights as a Rightholder pursuant to this **Section 8.2(a)(iv)**.

(v)   If the Company, the Asset Manager and/or the Rightholders do not purchase all of the Available Units pursuant to **Section 8.2(a)(ii)**, **Section 8.2(a)(iii)** and/or **Section 8.2(a)(iv)**, then the Seller may, subject to **Section 8.4**, Transfer the Available Units to a third party purchaser in accordance with **Section 8.2(a)(vii)**.

(vi)   The closing of the purchases of Available Units subscribed for by the Company under **Section 8.2(a)(ii)**, the Asset Manager under **Section 8.2(a)(iii)** and/or the Rightholders under **Section 8.2(a)(iv)** shall be held at the executive office of the Company at such time and place as the parties to the transaction may agree; *provided*, that such closing shall occur no earlier than the 60th day after the giving of the Seller Notice pursuant to **Section 8.2(a)(i)**. At such closing, the Seller shall deliver certificates (if any) representing the Available Units, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, and such Available Units shall be free and clear of any liens and encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof) and the Seller shall so represent and warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Available Units. The Company, the Asset Manager and/or each Rightholder, as the case may be, purchasing Available Units shall deliver at the closing payment in full in immediately available funds for the Available Units purchased by it. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate.

(vii)   Unless the Company, the Asset Manager and/or the Rightholders elect to purchase all, but not less than all, of the Available Units under **Sections 8.2(a)(ii)**, **8.2(a)(iii)** and **8.2(a)(iv)**, the Seller may, subject to the rights of all Persons pursuant to **Section 8.3**, Transfer all, but not less than all, of the Available Units to any third party purchaser at a per Unit purchase price not less than the Offer Price and on other terms and conditions no less favorable to Seller than those set forth in the Seller Notice; *provided, however*, that such Transfer is bona fide and made pursuant to a contract entered into within ninety (90) calendar days after the earlier to occur of (i) the waiver by the Company, the Asset Manager and all of the Rightholders of their options to purchase the Available Units and (ii) the expiration of the Rightholder Option Period (such earlier date, the "**Contract Date**"); and *provided further*, that such sale shall not be consummated unless and until such third party purchaser shall agree to be bound by the terms, conditions and obligations of this Agreement and any and all other agreements governing the applicable Units as a precondition to the purchase of such Available Units and such Available Units shall continue to be subject to the provisions set forth in this Agreement. If such Transfer to the third party purchaser is not consummated within 120 calendar days after the Contract Date for any reason, then the restrictions provided for herein shall again become effective, and no Transfer of any Units may be made thereafter by the Seller without again offering the same to the Company and the Rightholders in accordance herewith.

(viii) If any Transfer made to the Company or the Rightholders or to a third party purchaser would result in a breach or default of, or acceleration of any payment under any agreement of the Company, then the Seller shall not be permitted to complete the transaction; *provided, however*, that the Company shall use its reasonable efforts to permit the transaction in a manner that prevents any such breach or default of, or acceleration of any payment under any agreement of the Company on behalf of the Seller.

Notwithstanding anything to the contrary in this **Section 8.2**, the Company shall at all times have the right to prevent any Transfer other than a Permitted Transfer if the Company determines in good faith that such Transfer could have a material detrimental effect on the Company. A material detrimental effect may include, but is not limited to, any Transfer that could reasonably be expected to lead to similar Transfer requests, potentially giving rise to secondary trading or a secondary market for the Company's securities, which could undermine the Company's intended ownership structure, compete with any primary offering of the Company's securities, or conflict with the Company's strategic objectives.

(b) Rights of First Offer upon Involuntary Transfer. If an Involuntary Transfer of any Units (the "*Transferred Units*") owned by any Member shall occur, then, first the Company, then the Asset Manager, and then the Members holding such class of Units (each in such capacity for the purpose of this **Section 8.2(b)**, an "*Involuntary Rightholder*" and collectively, the "*Involuntary Rightholders*"), shall have the same rights as specified in **Sections 8.2(a)(ii)**, **(iii)** and **(iv)**, respectively, with respect to such Transferred Units as if the Involuntary Transfer had been a proposed voluntary transfer by a Seller and shall be governed by **Section 8.2(a)**, except that (i) the time periods shall run from the date of receipt by the Company of actual notice of the Involuntary Transfer (and the Company shall immediately give notice to the Involuntary Rightholders of the date of receipt of such notice), (ii) such rights shall be exercised by notice to the transferee of such Transferred Units (the "*Involuntary Transferee*") rather than to the Member who suffered or will suffer the Involuntary Transfer and (iii) the purchase price per Transferred Unit shall be agreed upon by the Involuntary Transferee and the Company, the Asset Manager and/or the Involuntary Rightholders purchasing a majority of the Transferred Units, as the case may be; *provided, however*, that if such parties fail to agree as to such purchase price, the purchase price shall be the Liquidation Value thereof as determined in accordance with **Section 8.2(c)**. For purposes of this Agreement, the term "*Involuntary Transfer*" means any transfer, proceeding or action by or in which a Member shall be deprived or divested of any right, title or interest in or to any of the Units, including, without limitation,

(i) any seizure under levy of attachment or execution, (ii) any transfer in connection with Bankruptcy (whether pursuant to the filing of a voluntary or an involuntary petition) or other court proceeding to a debtor in possession, trustee in Bankruptcy or receiver or other officer or agency and (iii) any transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property.

(c)   Liquidation Value.   If the parties fail to agree upon the purchase price of the Transferred Units in accordance with **Section 8.2(b)**, then the Company, the Asset Manager or the Involuntary Rightholders, as the case may be, shall purchase the Transferred Units at a purchase price equal to the Liquidation Value thereof or such lesser value as the parties determine in good faith. For the avoidance of doubt, such purchase shall not be considered a repurchase pursuant to **Article 3** or otherwise subject the determination of the Liquidation Value of the Transferred Units to review by an objecting Member.

(d)   Closing.   The closing of any purchase under **Section 8.2(b)** through **(e)** shall be held at the executive offices of the Company at 11:00 a.m., local time, on the earlier to occur of (i) the fifth Business Day after the purchase price per Transferred Unit shall have been agreed upon by the Involuntary Transferee and the Company, the Asset Manager or the purchasing Involuntary Rightholders, as the case may be, in accordance with **Section 8.2(b)**, or (ii) the fifth Business Day after the determination of the Liquidation Value or other purchase price of the Transferred Units in accordance with **Section 8.2(c)**, or at such other time and place as the parties to the transaction may agree. At such closing, the Involuntary Transferee shall deliver certificates (if any) representing the Transferred Units being purchased under **Sections 8.2(b)** through **(e)**, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, and such Transferred Units shall be free and clear of any Liens (other than those arising hereunder and those attributable to actions by the purchasers thereof) and the Involuntary Transferee shall so represent and warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Transferred Units. The Company, the Asset Manager or each Involuntary Rightholder, as the case may be, purchasing such Transferred Units shall deliver at the closing payment in full in immediately available funds for the Transferred Units purchased by it or him. At such closing, all parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate.

(e)   If the provisions of **Section 8.2(b)** through **(e)** shall be held to be unenforceable with respect to any particular Involuntary Transfer, the Company, the Asset Manager and the Involuntary Rightholders shall have the rights specified in **Sections 8.2(a)(ii)**, **(iii)** and **(iv)**, respectively, with respect to any transfer by an Involuntary Transferee of such Transferred Units, and each Involuntary Rightholder agrees that any Involuntary Transfer shall be subject to such rights, in which case the Involuntary Transferee shall be deemed to be the Seller for purposes of **Section 8.2(a)** and shall be bound by the provisions of **Section 8.2(a)** and other related provisions of this Agreement.

(f)   Applicability of Drag-Along Right. Notwithstanding anything in this **Section 8.2** to the contrary, for the avoidance of doubt, during the pendency of a Transfer by any

Seller pursuant to this **Section 8.2**, the Units subject to such Transfer shall remain fully subject to an Approved Sale subject to a Drag-Along Notice pursuant to **Section 8.3**.

8.3 Drag-Along Right.

(a) <u>Obligations of Certain Members</u>. In the event that approval of the Dragging Members in the Crowdfunding Issuer is obtained with respect to any transaction or series of related transactions pursuant to which a Transfer of units of the Crowdfunding Issuer would result in a Transfer of 80% or more of the common interests (an "***Approved Sale***") of the Crowdfunding Issuer, then the Dragging Members in the Crowdfunding Issuer shall be permitted to cause the provisions of this **Section 8.3** to apply to such Approved Sale by delivering a written notice (a "***Drag-Along Notice***") to all Members and Persons of the Company stating that such Approved Sale has been approved by such Dragging Members and shall be subject to this **Section 8.3**.

(b) At the closing of the Approved Sale subject to a Drag-Along Notice, if the Approved Sale would result in a Transfer (whether by sale, merger or otherwise) of all of the Units of the Company, the Units of each Member or Person shall be sold, Transferred and delivered to the party acquiring Units in the Approved Sale, and in exchange for such sale, each Member or Person shall be entitled to receive that portion of the aggregate net proceeds available to the holders of Units in the order of priority set forth in **Section 4.2**.

8.4 Actions to Implement Sale.

(a) In connection with any Approved Sale, each participating Person shall (i) take any action as may be reasonably requested by the Board of Managers or the Dragging Members of the Crowdfunding Issuer in connection with consummating the transaction, (ii) vote in favor of, consent to and raise no objections against the transaction or the process pursuant to which the transaction was arranged, (iii) waive any dissenter's, appraisal and other similar rights, (iv) if the transaction is structured as a sale of Units, sell such Person's Units on the terms and conditions of the transaction, and (v) execute and deliver such documents as may be reasonably requested by the Board of Managers or the Dragging Members of the Crowdfunding Issuer in connection with the transaction, including, without limitation, written consents of Members, proxies, letters of transmittal, purchase agreements and limited liability company interest powers. If the Board of Managers or the Dragging Members of the Crowdfunding Issuer agree to escrow any amounts of proceeds resulting from a transaction or to accept Indebtedness or other securities, or is subject to indemnification or other rights of offset, then each such Member (as applicable) shall be required to accept the same terms. In addition and notwithstanding anything to the contrary set forth in **Section 8.3**, if such acceptance of Indebtedness or other securities by any such Person may, in the reasonable judgment of the Board of Managers or the Dragging Members of the Crowdfunding Issuer, constitute a violation of any applicable securities law or impede the consummation of an Approved Sale based on the terms and conditions offered by the purchaser in such Approved Sale, then the Board of Managers may require the Persons participating in the Approved Sale to receive, in lieu of such Indebtedness or other securities, the Fair Market Value thereof in cash.

(b)   Each Person (as applicable) is only required to comply with **Section 8.4(a)** if: (i) the Dragging Members of the Crowdfunding Issuer bear their proportionate share of any escrows, holdbacks or adjustments in purchase price and make such representations, warranties and covenants as are customary; and (ii) any indemnification obligations for breaches of representations, warranties and covenants made by the Company or the Person that are not to be satisfied out of any escrow amounts shall be several only and shall be pro rata among the Person based on the aggregate consideration received with respect to the Units sold and shall be further limited so that the indemnification obligation for any Person will not exceed the net proceeds received by the Person in such transaction (except for customary exceptions relating to representations and warranties relating to title, due authorization and other customary warranties).

(c)   Each Person hereby, and on behalf of its Affiliates, successors and assigns, irrevocably appoints the Company as its true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, in its name or otherwise, to take such actions and execute and deliver any and all documents or instruments as may be required in connection with the sale of such Person's Units as set forth in **Section 8.3**. Each Person hereby further grants to the Company a proxy, with full power of substitution and resubstitution, to vote any Units now or hereafter held by such Person in connection with any approval that may be required to effect the transactions contemplated by **Section 8.3**. Each Person hereby acknowledges that the powers of attorney and proxy granted by this **Section 8.4** are coupled with an interest, are irrevocable by such Person, and shall survive for as long as any Units remain issued and outstanding.

8.5   General Transfer Provisions. Transfers that are permitted under this **Section 8** are still subject to the following:

(a)   The Board may, among other things, require (i) representations and warranties concerning the facts and circumstances establishing the basis for the availability of exemptions under applicable securities laws, and other reasonable assurances relating to any other applicable laws from the transferee or the transferring Member or Person or (ii) registration of the Units under applicable securities laws or an opinion of counsel, in form and substance satisfactory to the Board, that the Transfer is exempt from registration under the Securities Act and/or applicable state securities laws.

(b)   The transferee will, for the express benefit of the Company and each other Member, agree to be bound by all of the terms of this Agreement and make such representations and warranties as the Board reasonably requests.

(c)   If the Board determines that a proposed Transfer would, alone or in conjunction materially harm the Company, the proposed Transfer can be delayed until the earliest time, as determined by the Board that the Transfer may occur without causing such material harm to the Company. If at any time more than one Transfer is being delayed under this **Section 8.5**, the Transfers are to be made in the order in which the Board received notice of the proposed Transfer.

8.6   Unauthorized Transfers Void. Any Transfer not made in compliance with this **Article 8** is void and of no effect. Any involuntary Transfer by operation of law will entitle the transferee to the economic interest represented by the Units that were the subject of the Transfer, but the transferee will not be a Member nor will it have any rights under this Agreement or any other agreement governing the Units.

8.7   Termination of Rights. Upon the closing of the Initial Public Offering with respect to the particular class of Units, the Persons holding such Units shall no longer be subject to **Article 8**, which shall terminate and have no further force or effect, provided, however, that all Members agree to comply with any and all contractual restrictions on the Transfer of their Units in connection with any such transaction including lock-up agreements and other similar agreements.

ARTICLE 9   GENERAL PROVISIONS

9.1   No Dissolution. No event that would cause a dissolution under the Act will cause a dissolution of the Company to the extent permitted by law.

9.2   Distributions on Liquidation. The Company may be dissolved, wound up and liquidated at the election of the Board in connection with a sale of all or substantially all of the assets of the Company, or a restructuring pursuant to **Section 9.15**. If an election is made to dissolve, wind-up and liquidate the Company, the Board of Managers shall proceed to wind up the affairs of and liquidate the Company and the Liquidation Proceeds shall be applied and distributed in the following order of priority:

(a)   First, to the payment of debts and liabilities of the Company in the order of priority as provided by law and the expenses of liquidation.

(b)   Second, to the establishment of any reserve that the Board of Managers may deem reasonably necessary for any contingent, conditional or unasserted claims or obligations of the Company. Such reserve may be paid over by the Board of Managers to an escrow agent to be held for disbursement in payment of any of the aforementioned liabilities and, at the expiration of such period as shall be deemed advisable by the Board of Managers, for distribution of the balance in the manner provided in this **Article 9**.

(c)   Third, to the holders of Units in accordance with **Section 4.2** and subject to any Investor Agreement.

9.3   Amendments.

(a)   The terms of any Unit, or this Agreement, may be amended, prospectively or retroactively; *provided*, that except as otherwise expressly provided herein, no such amendment shall impair the rights of any class or series of outstanding Units without the prior written consent of the holders of a majority of the Units of such class or series entitled to vote thereon except to the extent such rights have previously been waived or the ability to agree thereto has transferred by power of attorney.

(b)   For the avoidance of doubt, the creation or issuance of additional Units shall not of itself constitute a variation or impairment of the rights of any Member or any class or series of outstanding Units.

(c)   Any amendment of this Agreement other than for administrative purposes shall require the approval of at least a majority of the Common Interests entitled to vote thereon, which consent may be represented by their signature hereto. Notwithstanding anything to the contrary in the foregoing, none of the rights of the Asset Manager or the Legacy Managers shall be subject to amendment hereunder nor may be detrimentally affected by any amendment hereto absent unanimous written consent of the Legacy Managers.

9.4   Non-Competition. Each Member who is also either a Manager or Officer agrees that, upon ceasing to be a Member, Manager or Officer, then to the extent the Company deems appropriate, it will enter into a non-competition agreement and any other agreements related thereto that will prevent the Member from competing with the Company or the Asset Manager for a period of three years following the date thereof upon the terms included therein. Any failure to enter into any such agreement within a reasonable time but in no case more than thirty (30) calendar days or any action taken that is inconsistent with this provision or any non-competition agreement shall serve as consent by the Member that it not be entitled to any rights or benefits of its Units following the taking of such actions and to the transfer to the Company of all such Units for no compensation in compliance with **Section 7.4** hereof.

9.5   Further Assurances. Each Member is to execute all documents and instruments reasonably necessary to evidence approval of all actions, including, without limitation, amendments to this Agreement, taken or authorized as provided in this Agreement.

9.6   Notices. All notices to the Company are to be sent by registered or certified mail, return receipt requested, or by recognized overnight courier or facsimile or electronic mail addressed to the Company at the Company's principal place of business. All notices to a Member are to be sent addressed to such Member's address (or electronic mail) as may be specified by the Member from time to time in a written notice to the Company. All notices are effective the next day, if sent by recognized overnight courier or facsimile, or five (5) days after deposit in the mail, postage prepaid, properly addressed and return receipt requested, or when sent if sent by electronic mail.

9.7   Waiver. Each of the Members hereby irrevocably waives any and all rights, duties, obligations, and benefits with respect to any action for partition of the Company or its property or to compel any sale or appraisal thereof or any deceased Member's Interest therein. Further, all rights, duties, benefits, and obligations including inventory and appraisal of the Company's assets or sale of a deceased Member's Interest therein, provided in the laws of the State of Delaware, or the operation of any other rule or law of any other jurisdiction to compel any sale or appraisal of the Company or its assets or sale or appraisal of a deceased Member's Interest therein, are hereby waived and dispensed with. The Units of a deceased Member are subject to the provisions of this Agreement and any other agreement governing the terms thereof.

9.8   Whole Agreement. This Agreement, together with its Appendices and any other agreements referenced herein, contains the entire understanding between the parties and supersedes any prior understanding and agreements between them respecting the within subject matter.   There are no agreements, arrangements, or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not set forth or referred to herein.

9.9   Governing Law. This Agreement is governed and is to be construed in accordance with the laws of the State of Delaware without giving effect to its rules concerning conflicts of laws. Each party agrees that any suit, action or proceeding against any party hereto arising out of or relating to this Agreement or any transaction contemplated hereby shall only be brought in the appropriate court located in the State of Delaware, and each party hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding, and waives any objection related thereto. Each party further agrees that service of any process, summons, notice or document to such party's respective address in the records of the Company shall be effective service of process for any action, suit or proceeding with respect to any matters in this Agreement.

9.10   Binding Nature. Except as otherwise provided in this Agreement, this Agreement is binding upon and inures to the benefit of the Members and their successors, personal representatives, heirs, devisees, guardians, and assigns. As a condition to receiving the beneficial rights contained herein and in any Investor Agreement with respect to any and all Interests of the Company, all such Members shall complete all necessary documentation and obligations required under the laws of the State of Delaware for confirming their status as a Member of the Company within 10 calendar days of notice by the Company to such Person of such requirement and shall otherwise comply with the terms of this Agreement.

9.11   Invalidity. In the event that any provision of this Agreement is invalid, the validity of the remaining provisions of the Agreement are not in any way to be affected.

9.12   Counterparts. This Agreement and any amendment thereto or joinder agreement to this Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one agreement or amendment, as the case may be, notwithstanding that all of the parties are not signatories to the original or the same counterpart, or that signature pages from different counterparts are combined, and the signature of any party to any counterpart is a signature to and may be appended to any other counterpart. Any signature pages of this Agreement transmitted by telecopier or by electronic mail in portable document format will have the same legal effect as an original executed signature page.

9.13   Construction.   The headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement. All personal pronouns used in this Agreement, whether used in the masculine, feminine, or neuter gender, include all other genders; the singular includes the plural and vice versa.   Unless otherwise specifically stated, references to Sections, Articles or Appendices refer to the Sections, Articles or Appendices of this Agreement.

9.14 **Third-Party Beneficiaries.** Except (i) with respect to **Section 6.15**, the Persons receiving indemnification pursuant to such Section, and (ii) with respect to **Section 9.15**, as expressly provided therein, no Person, other than the Members, has any rights under this Agreement.

9.15 **Restructuring.**

(a) Each of the Members hereby agrees that it will, at the expense of the Crowdfunding Issuer, take such action and execute such documents as deemed appropriate and reasonably necessary by the Board to restructure the Company (whether to effectuate an Initial Public Offering of the Crowdfunding Issuer or for any other reason).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

LEGACY MANAGEMENT AMERICAS CORP.
FOR HOLDERS OF COMMON INTERESTS, BY POWER OF ATTORNEY

Signed by:

BY: _Cole Shephard_
D3A6B36C7A57425...
COLE SHEPHARD
PARTNER

[SIGNATURE PAGE TO LIMITED LIABILITY COMPANY AGREEMENT]

Joinder to Amended and Restated Limited Liability Company Agreement

By signature hereto, I hereby consent to the terms set forth in the Limited Liability Company Agreement of the Company and any amendment, modification or revision thereto effected in accordance with the provisions thereof.

By: _____
Name:
Title:
Date:

By power of attorney

EXHIBIT G

Issuer Certificate of Formation



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF AN PANAMA CORPORATION UNDER THE NAME OF "GREEN COFFEE COMPANY INC." TO A DELAWARE LIMITED LIABILITY COMPANY, CHANGING ITS NAME FROM "GREEN COFFEE COMPANY INC." TO "GREEN COFFEE COMPANY HOLDINGS, LLC",FILED IN THIS OFFICE ON THE SIXTH DAY OF MAY, A.D. 2020, AT 12:12 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7960289 8100F

SR# 20203510434

Authentication: 202894285

Date: 05-07-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE *of* DELAWARE
CERTIFICATE OF DOMESTICATION
OF
GREEN COFFEE COMPANY INC.,
A COMPANY

Pursuant to Section 18-212 of the Delaware General Corporation Law, this document certifies the following:

1. Green Coffee Company Inc. (the "Company") was incorporated on June 13, 2017 in the Republic of Panama.

2 Green Coffee Company Inc. is the name of the corporation immediately prior to the filing of this Certificate of Domestication.

3. Green Coffee Company Holdings, LLC is the name of the corporation as set forth in its Certificate of Formation filed in Delaware.

4. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the Republic of Panama and the conduct of its business or by applicable Panamanian law, as appropriate.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Domestication as an authorized person with respect to the Company this 5th day of May, 2020.

AUTHORIZED PERSON:

By: ______________________
Maria Chang Mayer, Authorized Person

101686067.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:12 PM 05/06/2020
FILED 12:12 PM 05/06/2020
SR 20203510434 - File Number 7960289

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "GREEN COFFEE COMPANY HOLDINGS, LLC" FILED IN THIS OFFICE ON THE SIXTH DAY OF MAY, A.D. 2020, AT 12:12 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7960289 8100F

SR# 20203510434

Authentication: 202894285

Date: 05-07-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE *of* **DELAWARE**
CERTIFICATE OF FORMATION
OF
GREEN COFFEE COMPANY HOLDINGS, LLC
A DELAWARE LIMITED LIABILITY COMPANY

This Certificate of Formation was duly executed and is being filed in accordance with Section 18-201 of the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company is Green Coffee Company Holdings, LLC (the "Company").

SECOND: The mailing address of the Company shall be Global Express Travel & Business Center, Calle 10 #42-28, Medellin, Colombia, 3381ADG.

THIRD: The address of the Company's registered office in the State of Delaware is National Registered Agents, Inc., 1209 Orange Street, Wilmington, DE, 19801, and the name of the registered agent of the Company in the State of Delaware at that address is National Registered Agents, Inc.

FOURTH: The initial Manager of the Company shall be Cole Shephard, at Global Express Travel & Business Center, Calle 10 #42-28, Medellin, Colombia 3381ADG.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as an authorized person with respect to the Company this 5th day of May, 2020.

AUTHORIZED PERSON:

By: _____
Maria Chang Mayer, Authorized Person

101686067.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:12 PM 05/06/2020
FILED 12:12 PM 05/06/2020
SR 20203510434 - File Number 7960289

EXHIBIT H

Issuer Operating Agreement

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

GREEN COFFEE COMPANY HOLDINGS, LLC

dated as of

FEBRUARY 22, 2022

THE LIMITED LIABILITY COMPANY INTERESTS EVIDENCED BY THIS DOCUMENT ARE SUBJECT TO RESTRICTIONS ON ASSIGNMENT, DISPOSITION AND TRANSFER SET FORTH HEREIN. THE INTERESTS HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, DISPOSED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE SECURITIES LAWS.

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

GREEN COFFEE COMPANY HOLDINGS, LLC

THIS is the AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "*Agreement*") of GREEN COFFEE COMPANY HOLDINGS, LLC, a Delaware limited liability company (the "*Company*"), dated as of February 22, 2022 (the "*Effective Date*"), executed on behalf of the Members by Legacy Management Americas Corp., a corporation organized under the laws of the Republic of Panama (the "**Asset Manager**"), and any other Person who becomes a party to this Agreement in accordance with the terms hereof.

WITNESSETH:

WHEREAS, the Company was formed on May 6, 2020 for the purpose of conducting business as a limited liability company under the Limited Liability Company Act of the State of Delaware (the "*Act*") and pursuant to its certificate of formation in Delaware (the "*Certificate of Formation*") and to serve as successor to The Green Coffee Company Inc., previously existing under the laws of the Republic of Panama.

WHEREAS, the Asset Manager on behalf of the Members desires to adopt this Amended and Restated Limited Liability Company Agreement as of the Effective Date to amend the Operating Agreement of the Company dated December 22, 2021.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, in all cases represented by the Asset Manager, agree as follows.

ARTICLE 1   ORGANIZATIONAL MATTERS

      1.1   **Formation of the Company; Term.** The Company has been formed for the object and purpose of and the nature of the business to be conducted and promoted by the Company as set forth in the Certificate of Formation, as may subsequently be amended. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Unless sooner dissolved as provided herein, the Company is to continue in perpetuity.

      1.2   **Name.** The name of the Company is: GREEN COFFEE COMPANY HOLDINGS, LLC

      1.3   **Purpose of the Company; Business.** The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act.

        1.4   **Principal Place of Business and Office.** The principal place of business and mailing address of the Company and office where the records described in **Section 6.18** and **(c)** are kept is Calle 31 No. 30-03, Salgar, Antioquia, Colombia. The registered office of the Company in Delaware is as set forth in the Certificate of Formation of the Company. The Board, from time to time, may change the principal place of business of the Company. The Company also may establish additional places of business or offices for maintenance of records as the Board determines are necessary or appropriate. This **Section 1.4** is to be amended by the Board or by the Officers (without the need for any action by any Member) to reflect each change in the address of the registered office in the State of Delaware.

ARTICLE 2   DEFINITIONS

"*Act*" means the Limited Liability Company Act of the State of Delaware, as amended from time to time. Any reference to the Act automatically includes a reference to any subsequent or successor limited liability company law in Delaware.

"*Affiliate*" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. A Person controls another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the "*controlled*" Person, whether through ownership of voting securities, by contract or otherwise. "*Affiliate*" also includes any Person who is related by blood or marriage to the Person in question.

"*Affiliate Transaction*" means a transaction or arrangement between the Company or any of its direct or indirect Subsidiaries, on the one hand, and any Member or Manager, excluding the Asset Manager or any of its Affiliates who cannot be considered parties to an Affiliate Transaction, or any of their respective Affiliates (other than the Company and its direct or indirect Subsidiaries), on the other hand.

"*Agreement*" means this Agreement, as amended from time to time.

"*Asset Manager*" means the Asset Manager as defined in the preamble of this Agreement.

"*Bankruptcy*" means, with respect to any Person, that Person's filing a petition or otherwise voluntarily commencing a case, or proceeding, or filing an answer not denying the material allegations of a complaint in any proceeding seeking relief under any federal or state bankruptcy, insolvency, or debtors' reorganization law; being the voluntary or involuntary subject of an order for relief by any court under any such law; or being adjudicated a "*bankrupt,*" "*debtor,*" or "*insolvent*" under any such law; or there being appointed under any such law a "*trustee,*" "*receiver,*" or "*custodian*" to manage his or its business or properties; or there being commenced under any such law a case or proceeding proposing such an order for relief, adjudication, or appointment with respect to that Person or its business, which proceeding is consented to by that Person or which is not dismissed within ninety (90) days after being commenced.

"*Board*" or "*Board of Managers*" means the Board of Managers created under **Section 6.1**.

"***Business Day***" means any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in Delaware or any jurisdiction of any of the Company's Subsidiaries or Affiliates.

"***Capital Account***" means the capital account of a Member maintained as required by **Section 5.2**.

"***Capital Contributions***" means with respect to any Member, the sum of the amount of cash and the fair market value (on the date contributed) of any property (other than money) and/or services contributed, or deemed contributed to the Company by such Member (or its predecessors in interest) with respect to the Units held by such Member.

"***Change in Control***" means consummation of: (a) a sale, merger or similar transaction or series of related transactions as a result of which the Persons holding, directly or indirectly, Common Interests as of the date hereof and their Permitted Transferees hold, directly or indirectly, less than 50% of the outstanding Common Interests and which is designated by the Legacy Managers as a Change in Control; or (b) the sale of all or substantially all (as determined by the Legacy Members) of the assets of the Company and its Subsidiaries, taken as a whole, in a transaction or series of related transactions.

"***Code***" means the Internal Revenue Code of 1986, as amended. References to specific sections of the Code include references to corresponding provisions of any succeeding internal revenue law of the United States of America and regulations promulgated thereunder.

"***Common Interests***" means the common equity interests of the Company and any other class or series of Units specifically designated as Common Interests.

"***Company***" means the limited liability company specified in the Preamble that is governed by this Agreement.

"***Dragging Member***" means the Member or Members controlling the voting rights of the Common Interests approving an Approved Sale pursuant to **Section 8.3**.

"***Employee***" means any current, future or former employee or consultant of the Company or its Subsidiaries.

"***Fair Market Value***" means, for any Unit as of any date, the amount that would have been distributable with respect to such Unit as of such date if the Company had sold all of its assets (including goodwill and any other intangible assets) for their fair market values using a generally accepted method for computing fair market value, as selected by the Board.

"***Incentive Unit Plans***" means any incentive plan adopted by the Board of Managers that provides for the issuance of Units to Employees.

"***Indebtedness***" of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person

4

issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business) (other than the current liability portion of any indebtedness for borrowed money); (iii) all obligations of such Person under leases required to be capitalized in accordance with applicable accounting standards; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends and prepayment or redemption premiums and penalties (if any), unpaid fees or expense and other monetary obligations in respect of any and all redeemable preferred stock of such Person; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any lien on any property or asset of any such Person (whether or not such obligation is assumed by any such Person).

"*Initial Public Offering*" means the first underwritten public offering pursuant to an effective registration statement filed under the U.S. Securities Act of 1933 or other similar security law of any other jurisdiction or other materially similar listing on any other recognized public market or exchange covering the offer and sale of securities of the Company or the surviving or resulting successor of the Company in a transaction pursuant to **Section 9.15**.

"*Investor Agreement*" means any investor, subscription or similar agreement executed in connection with the purchase or acquisition of any Units by any Member or other Person and the Company and/or the Asset Manager.

"*Interest*" means a limited liability company interest in the Company, including any and all benefits to which a Member may be entitled under this Agreement and the obligations of a Member under this Agreement.

"*Legacy Managers*" shall mean Managers Cole Shephard and Adam Jason.

"*Liquidation Proceeds*" means all cash and other property available for distribution pursuant to **Section 9.2**.

"*Liquidation Value*" means, for any Unit and as of any date, the amount that would have been distributable with respect to such Unit as of such date if the Company had (i) sold all of its assets (including goodwill and any other intangible assets) for their Fair Market Values discounted for a reasonably likely discount amount under the circumstances of a current liquidation event as determined in good faith by the Board, and then (ii) distributed the proceeds in liquidation of the Company pursuant to **Section 9.2**. For purposes of the deemed distribution pursuant to the preceding clause (ii), all Unvested Units shall be treated as if they were Vested Units.

"***Managers***" mean the Managers appointed by the Members as represented by the Asset Manager from time to time as provided in **Section 6.1(a)** and in whom management of the Company is vested.

"***Members***" means all of the Persons executing this Agreement or a counterpart hereof as holders of Units and their successors in interest, or for whom this Agreement or a counterpart hereof has been executed by the Asset Manager, and other Persons who are admitted as Members in accordance with the terms of this Agreement and the Act. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"***Net Book Income***" means, for any period, the excess, if any, of the Company's items of income and gain for such period over the Company's items of loss and deduction for such period, as computed for Book purposes.

"***Net Book Loss***" means, for any period, the excess, if any, of the Company's items of loss and deduction for such period over the Company's items of income and gain for such period, as computed for Book purposes.

"***Percentage Interest***" of a Member means the ratio that the aggregate number of Common Interests held by such Member bears to the aggregate number of Common Interests held by all Members of the Company holding Common Interests, expressed as a percentage.

"***Person***" means and includes any natural person and any corporation, firm, partnership, trust, estate, limited liability company, association or other legal entity.

"***Preferred Unit Holder***" means any Member that holds Preferred Units.

"***Preferred Units***" means Units issued from time to time and designated as Preferred Units.

"***Preferred Return***" means, with respect to each Preferred Unit, a return at the rate per annum as specified in the applicable certificate of designations for the Preferred Unit.

"***Proposed Distribution***" means, as of any time, an amount to be distributed to the Members pursuant to **Section 4.2**.

"***Service***" means the United States Internal Revenue Service.

"***Services Agreement***" means any agreement between any Person and the Company or the Asset Manager that was entered into in order to define the services, roles and responsibilities to be provided by such Person to the Company, including any award agreement entered into connection therewith or separately therefrom.

"***Subsidiary***" means, with respect to any Person, any entity as to which such Person (a) is the managing partner or managing member, (b) holds 50% or more of the voting power of the equity interests or (c) has the right to designate a majority of the board of directors or similar governing body.

"***Tax Year***" means the period beginning on January 1 and ending on December 31 of each year.

"***Transfer***" means any sale, assignment, pledge, hypothecation, encumbrance, disposition, transfer (including, without limitation, a transfer by will or intestate distribution), gift, or attempt to create or grant a security interest in any Interest or interest therein or portion thereof (including, without limitation, a direct or indirect transfer of economic or voting rights, if any, in any Units), whether voluntary or involuntary, by operation of law or otherwise.

"***Units***" means any or all of the Interests, including the Common Interests and the Preferred Units, as may exist from time to time pursuant to the terms hereof, whether vested or unvested, unless the context otherwise expressly provides.

"***Unvested Units***" means, unless vesting is otherwise accelerated pursuant to the terms hereof, all Units that have not yet vested in accordance with the terms and conditions related thereto as determined by the Board.

"***Vested Units***" mean all Units except Unvested Units.

"***Voting Managers***" means those Managers entitled to a vote on the matter at hand in accordance with the Act and with further consideration for actual and perceived conflicts of interest with respect to such matter.

ARTICLE 3   CAPITALIZATION AND UNITS

3.1   Authorized Units and Capital Contributions.

(a)   The authorized capital of the Company shall initially consist of an unlimited number of Common Interests.

(b)   The Members and their respective Common Interests as of the Effective Date are included in the books and records of the Company. The books and records of the Company shall note those Common Interests subject to conditions of ownership, if any, but all such Common Interests shall be deemed outstanding for all purposes, including voting, and allocations and distributions, unless and until forfeited, subject to applicable Services Agreements and Investor Agreements. All ownership interests in any Preferred Units shall be governed by the contracts applicable thereto except as provided for herein, and the books and records of the Company shall be updated from time to time to by management to reflect changes to the ownership interests of such Preferred Units, if any, that are validly issued.

3.2   Additional Contributions; Interest.

(a)   No Member shall have any obligation to make further Capital Contributions to the Company except as provided by an Investor Agreement. Each Member shall have the right, but not the obligation, to make further Capital Contributions only to the extent expressly provided by this Agreement or any other agreement governing their purchase of their respective Units.

(b)   No Member will be paid interest on Capital Contributions to the Company.

3.3   Units Generally.

7

(a)   Each Member's Interest in the Company shall be represented by Units and the Company may issue whole or fractional Units. The relative rights of the Units are as set forth in this Agreement, applicable Investor Agreements or on any certificate of designations, as applicable, with respect thereto.   The Units shall not be certificated unless otherwise determined by the Board in its sole discretion. To the extent that Units are not certificated, provisions in this Agreement compelling action with regard to such certificates shall be disregarded. Upon the admission of a new Member after the Effective Date, such new Member will execute, or the Asset Manager will execute on its behalf, a joinder agreement to this Agreement or an Investor Agreement agreeing to be bound by the terms of this Agreement.

(b)   Subject to the terms and conditions of this Agreement, the Board shall be authorized to issue additional Units in one or more classes, whether to an existing Member or to one or more new Members or non-Members.

3.4   **Effect of Forfeiture or Sale of Units; Sale Procedures; Distributions Pending Sale.**

(a)   Effective upon the purchase by the Company of any of the Units pursuant hereto or the occurrence of any event resulting in the forfeiture of any Units pursuant hereto, (i) except as expressly provided to the contrary in this Agreement or in any Investor or Service Agreement, such relinquished Units shall, for all purposes of this Agreement, be canceled and no longer be considered outstanding and shall no longer be entitled to receive any distributions pursuant to this Agreement (except for tax distributions pursuant to **Section 4.4**) or have any rights hereunder, (ii) the Member's Percentage Interest shall be adjusted accordingly and (iii) any such repurchased or forfeited Units shall be available for award by the Board.

(b)   The Company shall be responsible for any legal fees and other closing costs incurred by the Company in connection with such transactions specified in **Section 3.4(a)** except as set forth in any Investor Agreement or Service Agreement. At the request of the Board of Managers, the selling Person shall (i) sign all documents reasonably necessary to effectuate a purchase or forfeiture, as applicable, and (ii) require the Person whose Units are being purchased or forfeited to deliver a release of the Company, the Board of Managers, the other Members and their respective directors, shareholders, partners, employees, agents, advisors and representatives, as a condition to delivery to such Person of any consideration in respect of such purchase or forfeiture. All Units sold pursuant hereto shall be sold free and clear of any liens or other encumbrances and together with all rights attached thereto as of the date of transfer (and such Person shall be required to make representations and warranties with respect thereto).

3.5   **Withdrawal; Return of Capital**. No Person is entitled to withdraw any portion of its Capital Contribution(s) and no Person has any right to a return of capital except through distributions as provided in **Article 4**.

3.6   **Unit Splits, Recombinations, Etc**. In the event that the Company at any time or from time to time after the Effective Date effects a subdivision or combination of any class of Common Interests into a greater or lesser number of Common Interests, it shall make a proportionate and corresponding subdivision or combination of all other classes of Common Interests, effective at the same time.

3.7 **Additional Members**. After the formation of the Company, any Person acceptable to a majority of the Board of Managers may become an additional Member of the Company for such consideration as the Board of Managers shall determine. Prior to the admission of an additional Member, the Managers may revalue the Capital Account balances of the Members to the extent necessary under applicable tax treatment consistent with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv)(f) and (g). No additional Member shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company.

ARTICLE 4   DISTRIBUTIONS

4.1 **Distribution Policy**.

(a) The Board of Managers will determine whether and when any distribution will be made under **Section 4.2** or **Section 4.3**; *provided* that all distributions due and payable pursuant to **Section 4.4** shall be required to be paid in full prior to or contemporaneously with any distributions pursuant to **Section 4.2** or **Section 4.3** in accordance with the terms of **Section 4.4**.

(b) Distributions under **Section 4.2** or **Section 4.3** will only be made to the extent cash is available to the Company (and subject to the preference provided for in **Section 4.4**) without requiring (i) the sale or pledge of Company assets at any time or on terms that the Board of Managers believes are not in the best interests of the Company or (ii) a reduction in reserves that the Board of Managers believes are necessary or desirable for working capital or other Company purposes.

4.2 **Cash Distributions**. Except as otherwise provided in **Section 4.4**, and subject to any Investor Agreement, all cash distributions shall be made in the following order of priority:

(a) First, to the Preferred Unit Holders, if any, in proportion to their respective Preferred Units, until the unrecovered Preferred Return (if any) in respect of each then outstanding Preferred Unit has been reduced to zero,

(b) Second, solely in the case of a distribution in connection with an Approved Sale, a transaction in which a Drag-Along Notice is issued pursuant to **Section 8.3**, or any other transaction that would reasonably be expected to result in a liquidation, dissolution, Change in Control, termination or winding up of the Company, to the Preferred Unit Holders, if any, in proportion to their respective Preferred Units, until the unrecovered Preferred Return (if any) in respect of each then outstanding Preferred Unit has been reduced to zero, and

(c) Thereafter the amount of cash available for distribution under this **Section 4.2(c)** shall be apportioned among the Members in proportion to their Percentage Interests and amounts initially apportioned to a Member in respect of a Common Interest shall be promptly distributed to such Member in respect of such Common Interests.

4.3 **In-Kind Distributions.** With the approval of the Board of Managers, the Company may make in-kind distributions of Company property other than cash. In-kind distributions will be made in the same order of priority as cash distributions. Notwithstanding this **Section 4.3**, tax payment distributions made in accordance with **Section 4.4** shall be made in cash.

4.4 Tax Payment Distributions.

(a) The Company may distribute cash to each Member holding Common Interests, from time to time, on the dates that are required to enable each Member holding Common Interests (or its owners) to pay taxes (including any estimated tax payments) with respect to taxable income allocated to that Member under this Agreement subject to the discretion of the Board and shall equalize the other Members holding Common Interests (without regard to holders of Preferred Units) with respect to payment as the Board deems appropriate so as to not favor one Member holding Common Interests over any other.

(b) For the avoidance of doubt, no distributions shall be made pursuant to this **Section 4.4** (i) with respect to any income realized under the Code by the recipient or holder of a Unit upon the issuance or vesting of such Unit and (ii) with respect to any gain recognized on the sale of all or substantially all of the assets of the Company.

(c) Each Member will return or repay to the Company as soon as practicable any amount distributed under this **Section 4.4** if allocations of taxable income are recalculated and such amounts exceed the distribution to such Member (or the Member who prompted the Board to make distributions to other Members with such amounts being refunded in that corresponding percentage by the other Members concurrently). Such excess distributions shall be treated as a loan to the respective Member until returned.

ARTICLE 5   BOOKS, CAPITAL ACCOUNTS, AND ALLOCATIONS

5.1 Financial Reporting and Nonfinancial Reporting Books. The Company will maintain financial reporting books in accordance with applicable accounting standards, applied on a basis consistent with prior periods. The Company will maintain nonfinancial reporting books and Capital Accounts as required by **Section 5.2**.

5.2 Capital Accounts. Each Member will have a Capital Account maintained in the records of the Company.

5.3 Allocations of Net Book Income and Net Book Loss. The Net Book Income and Net Book Loss of the Company (and, if necessary, items of gross Book income, gain, loss and deduction) shall be allocated in respect of the Percentage Interests of the Members to the extent that doing so is consistent with the tax treatment of the Company. The Company has currently elected to be treated as a C-Corporation under the Code.

5.4 Tax Allocations. Each item of income, gain, loss, and deduction will be allocated for income tax purposes in the same manner as the corresponding allocation for Book purposes. Nothing contained in this Agreement shall limit the Company from selecting a tax treatment or classification deemed to be in the best interests of the Company.

5.5 Statutory Registers. The Company will at all times maintain and to the extent necessary file (1) a register of Managers; (2) a register of Members; (3) a register of beneficial ownership; (4) a register of security interests over member interests; and (5) a register of mortgages and charges, all in accordance with the Act.

ARTICLE 6   MANAGEMENT

6.1   Board of Managers.

(a)   The Board of Managers will be composed of the following three (3) Managers and shall be the sole individuals until any such successor is appointed or elected in whom management of the Company is vested: Cole Shephard, Adam Jason and Boris Wullner.

(b)   Each Manager, except as provided below, is to serve until the earlier of his or her death, resignation, or removal or until a successor is appointed or elected. Any Manager may resign at any time by delivering his or her written resignation to the Board of Managers. None of the Legacy Managers shall be subject to removal or to having any successor appointed or elected where the Asset Manager is continuing to serve as Asset Manager of the Company. In the case of death or resignation of any Legacy Manager, any remaining Legacy Manager shall be entitled, in his sole discretion, to appoint a replacement for the departing Legacy Manager.

6.2   Authority of the Board of Managers.

(a)   Except as specifically reserved to the Members in this Agreement or as reserved to the Members under the Act (which reservation cannot be altered by agreement of the Members), the Board has all power and authority to manage, and direct the management of, the business and affairs of the Company in the ordinary course of its business. Except to the extent limited by powers reserved to the Members under **Section 6.4** or to them or other Members by other provisions of this Agreement, approval by or action taken by the Board in accordance with this Agreement is the approval or action of the Company and is binding on each Member and all holders of any Units.

(b)   The Board may delegate to the Officers, other employees, and agents of the Company the authority to conduct the business of the Company in the ordinary course in accordance with this Agreement and any policy of delegation which may be adopted and revised from time to time by the Board. Any power granted to the Board by this Agreement that is not delegated by the Board remains with the Board.

6.3   Powers of the Board.

(a)   Without limiting the generality of **Section 6.2(a)** and consistent with the other provisions of this Agreement and the Act, the authority of the Board of Managers includes, without limitation, the power to:

  (i)   approve the annual operating and capital budgets and strategic plans, including working capital budgets;

  (ii)   appoint or remove Officers pursuant to **Section 6.12** and establish compensation for each Officer of the Company;

  (iii)   appoint or remove strategic advisors ("Strategic Advisors") to the Board (with no such strategic advisor being considered by any Member as a Manager under the Act for any purpose including the assertion of any legal claim)

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and establish the compensation, rights and duties for each Strategic Advisor of the Company;

(iv)   incur, assume or guarantee any Indebtedness, or authorize any commitment with respect thereto;

(v)   authorize any sale, lease, transfer, or other disposition of any asset of the Company except in accordance with the Act;

(vi)   adopt, approve, or terminate any individual or group employee retirement plan, any welfare benefit plan, any incentive or compensation or any other benefit plan or policy, or any modifications thereto or grant any awards thereunder;

(vii)   change the Tax Year of the Company or make or modify any tax elections;

(viii) authorize any investment in, or the acquisition of stocks or bonds of, any other Person or any equity interest in any other Person;

(ix)   approve any change of the location of the headquarters of the Company or any of its Subsidiaries;

(x)   approve any license or other grant of rights to or from the Company with respect to any patents, trademarks, trade names, service marks, know-how, trade secrets, or other proprietary information;

(xi)   appoint and replace auditors and otherwise employ certified public accountants on such terms and for such compensation as it considers appropriate;

(xii)   amend the charter or organizational documents of any Subsidiary;

(xiii) enter into acquisition and similar transactions, including transactions involving leases or licenses, other than in the ordinary course of the Company's business;

(xiv)   declare distributions or payments of any kind to Members or otherwise, including any redemption of Units from any Member or Person holding Units, in each case, except to the extent expressly required herein;

(xv)   add to, amend or terminate any significant supplier, buyer or services contracts;

(xvi)   initiate, approve or settle any claim, suit, action, case or proceeding;

(xvii) enter into, amend or terminate any material agreement, contract, license or lease that could result in a material obligation or liability of the Company or any Subsidiary in compliance with the Company's applicable policies;

(xviii) construct any new discretionary capital improvements on any property of the Company or replace on a discretionary basis an existing capital improvement following completion of construction thereof or enter into any contract or agreement therefor;

(xix) give or grant any options, rights of first refusal, deeds of trust, mortgages, pledges, ground leases, security or other interests, in each case, encumbering property of the Company or any portion thereof;

(xx) sell, convey, refinance or effect any other transfer of the property or other material asset of the Company or any Subsidiary or any portion thereof or enter into any agreement, commitment or assumption with respect to any of the foregoing;

(xxi) acquire by purchase, ground lease or otherwise, any real property, or enter into any agreement, commitment or assumption with respect to any of the foregoing;

(xxii) reorganize the Company's Subsidiary structure or establish new material Subsidiaries;

(xxiii) grant any registration rights to any Person;

(xxiv) enter into any transaction involving a sale of material assets of the Company or any business division of the Company; and

(xxv) make all other material decisions.

(b) None of the powers granted in **Section 6.3(a)** broaden or extend powers that are specifically limited by other provisions of this Agreement or the Act.

6.4 Limitation on Powers of Managers; Approval of Members.

Notwithstanding anything in this Agreement to the contrary, without the approval of at least a majority of the Common Interests entitled to vote on such matter, the Managers, subject to any Investor Agreement, shall not have the authority to:

(a) enter into or amend any transaction between the Company and a Member or an Affiliate of a Member or an employee of either, except in connection with transactions made on an arm's-length basis at the then-prevailing market rates all as determined in good faith by the Board;

(b) sell, exchange, lease, mortgage, pledge or otherwise dispose of all or substantially all of the assets of the Company in a single transaction or series of related transactions;

(c) terminate, dissolve or wind-up the Company;

(d)   elect or remove any of the Managers;

(e)   approve a merger or consolidation of the Company with or into another Person where such successor entity to the Company would as a result own more than 50% of the Common Interests;

(f)   authorize any transaction, agreement or action on behalf of the Company that is unrelated to its purpose as set forth in this Agreement and the Certificate of Formation, that otherwise contravenes this Agreement or that is not within the usual course of the business of the Company;

(g)   take any action reserved to the exclusive power of the Members pursuant to the Act;

(h)   amend this Agreement (other than for administrative purposes); or

(i)   increase or decrease the capital stock of the Company.

For the avoidance of doubt, for purposes of this Agreement, in the case of a transaction or arrangement between the Company or any of its direct or indirect Subsidiaries, on the one hand, and any Member, or any of their respective Affiliates (other than the Company and its direct or indirect Subsidiaries), on the other hand, where in such case the Member is the specific subject of such matter to be voted upon (other than in the case of the election of Managers), such Member shall be excluded from such vote and the matter relating thereto shall require the approval at least a majority of the Common Interests entitled to vote thereon, excluding the Common Interests of such Member (if applicable) and any of its respective Affiliates, provided, however, that the Common Interests of such Member (if applicable) shall still be counted and shall be deemed present for purposes of establishing a quorum under this Agreement.

6.5   **Notice of Board Meetings; Quorum.** Regular meetings of the Board are to be held at such times and places as may be fixed by the Board, and may be held without further notice. Special meetings of the Board may be called by one or more Voting Managers. Notice of the time and place of a special meeting of the Board is effective if delivered to each Manager by hand, telecopy, telephone, or e-mail at least 48 hours prior to the time of such special meeting. Notices of special meetings of the Board are to identify the purpose of the special meeting or the business to be transacted at the special meeting. The failure to specifically identify an action to be taken or business to be transacted does not invalidate any action taken or any business transacted at a special meeting. Notwithstanding the foregoing, no action may be taken at any meetings of the Board unless a quorum (comprising a majority of the Voting Managers) is present in person or by proxy, power of attorney or other reasonable evidence of authorization pursuant to **Section 6.9**. If a quorum shall not be present at any meeting of the Board, the Voting Managers present thereat may adjourn the meeting to another time and place.

6.6   **Location of Board Meetings.** Board meetings may be held at any location. Managers (other than those granting proxy, power of attorney or other reasonable evidence of authorization pursuant to **Section 6.9**) may participate in a meeting of the Board by means of conference telephone or other communications equipment by means of which all persons

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participating in the meeting can hear each other, and such participation in a meeting constitutes presence in person at the meeting.

6.7   Waiver of Notice of Meeting. Whenever notice of a Board meeting is required to be given, a written waiver of notice, signed by a Manager entitled to notice, whether before or after the time of the meeting, is equivalent to notice. A Manager's attendance at a meeting is a waiver of notice of that meeting, except when the Manager attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A Manager's grant of proxy, power of attorney or other reasonable evidence of authorization pursuant to **Section 6.9** is a waiver of notice of that meeting.

6.8   Required Vote. Approval by, or the authorization of, the Board requires the vote of at least a majority of the votes entitled to be cast by all of the Voting Managers on the Board (as calculated in accordance with **Section 6.9**, including after giving effect to the elimination of any votes required thereby due to deadlock). In no case can the Asset Manager be terminated as the Asset Manager of the Company, replaced or have any of its rights described in any Investor Agreement or otherwise impaired to any extent absent the unanimous written consent of all of the Managers.

6.9   Voting; Proxies. Each Voting Manager on the Board has one vote. A Non-Voting Manager on the Board shall not be entitled to vote. Any Voting Manager may authorize another Voting Manager to vote on behalf of such Voting Manager by proxy, power of attorney or other reasonable evidence of authorization. The Voting Manager granting such proxy, power of attorney or other reasonable evidence of authorization shall be counted as present at such meeting for the purpose of establishing the quorum pursuant to **Section 6.4**.

6.10   Written Actions of the Board. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting upon unanimous consent thereto by all of the Voting Managers of the Board (as calculated in accordance with **Section 6.8**) in writing.

6.11   Committees of the Board.

(a)   General. The Board may designate one or more committees. Each committee is to be composed of such number of Managers, including not less than one (1) Legacy Manager, as the Board may determine. Any committee, to the extent provided by the Board, may have and may exercise all of the power and authority of the Board. All the provisions of this Agreement apply to committees of the Board, except that special meetings of a committee may be called by any member of such committee and the chairman of any committee is to preside at meetings of such committee. A vote of at least a majority of the members of a committee is approval by, or the authorization of, any committee.

6.12   Officers of the Company.

(a)   The Board of Managers may at any time and from time to time appoint any individuals as officers ("***Officers***") of the Company, which may include a Chief Executive Officer and/or President, Chief Financial Officer or such other Officers (such as any number of Vice

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Presidents) the Board deems advisable. No Officer needs to be a Member or a Manager. An individual can be appointed to more than one office. Current officer roles include – Boris Wullner, President, Leonardo Sanchez Pedraza, Chief Financial Officer, Adam Jason, General Counsel and Secretary and Cole Shephard, Chairman.

(b)   Each Officer, except as provided below, serves until the earlier of his or her death, resignation, or removal by the Board. An Officer may be removed at any time by the Board, subject to any Services Agreement. Any Officer may resign at any time by delivering his or her written resignation to the Board. None of the Legacy Managers shall be subject to removal in their capacities as Officers where the Asset Manager is continuing to serve as Asset Manager of the Company. In the case of death or resignation of any Legacy Manager, any remaining Legacy Manager shall be entitled, in his sole discretion, to appoint a replacement for the departing Legacy Manager in their Officer capacity.

6.13   Duties of the Officers.   In addition to obligations imposed by other provisions of, and subject to, this Agreement or any Services Agreement, employment agreement or other similar agreement between the Officer and the Company or the Officer and the Asset Manager, each Officer is to exercise the powers customarily exercised by corporate officers serving in his office and to devote to the Company such time as is reasonably necessary to carry out the business of the Company and to accomplish its purposes, subject to the authority and instructions of the Board.   The Officers, on behalf of the Company and at the expense of the Company, are to:

(a)   maintain in the Company's records a list, updated from time to time, that accurately sets forth the names and addresses of the Members, the Interests held by the Members and all other Persons; and the amount of each Member's and any other Person´s capital contributions;

(b)   arrange for the preparation of all necessary informational income tax forms on behalf of the Company and for the preparation and filing of any and all state and local income and franchise tax returns required to be filed by the Company;

(c)   maintain and preserve during the term of the Company and for five (5) years thereafter, or for such longer time as is necessary to determine the cost basis of the Company assets, at the Company's office designated pursuant to **Section 1.4** (or, if the Company has been terminated, at the location designated by the Board in written notice to the Members), complete and accurate books of account in accordance with the provisions of this Agreement, a list of the names and addresses of each Member and holders of Preferred Units, copies of the Certificate of Formation (and any amendments thereto), this Agreement (and any amendments thereto), and copies of all financial statements and tax returns of the Company for the most recent five-year period during the term of the Company;

(d)   execute, acknowledge, and certify all documents and instruments and take or cause to be taken all actions which may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members, (ii) to effectuate the provisions of this Agreement and (iii) to enable the Company to conduct its business;

(e) conduct the affairs of the Company in compliance with applicable laws and in the best interests of the Company and of the Members;

(f) not permit the use of Company funds or assets other than for the benefit of the Company and of the Members; and

(g) use reasonable efforts not to cause the Company to incur Indebtedness or other obligations beyond the Company's ability to pay.

6.14   Standard of Care.

(a) Any Member and any Manager, Officer, or employee of the Company in the performance of his or her duties, is entitled to rely in good faith on information, opinions, reports, or other statements, including financial statements, books of account, and other financial data, if prepared or presented by: (i) one or more Officers or employees of the Company if the Person relying on the statements reasonably believes that the Person preparing or presenting the material is reliable and competent in that matter; or (ii) legal counsel, public accountants, or other Persons as to matters that the Person relying on the statements reasonably believes are within the Person's professional or expert competence.

(b) Each Manager and each Officer is to perform his or her duties as a Manager or Officer in good faith, in a manner he or she reasonably believes to be in or not opposed to the best interests of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances.

6.15   Waiver of Certain Duties; Indemnification. None of the Managers or Officers (each an "***Indemnified Party***") shall be liable to the Company or any other Person who has an interest in the Company for any loss, damage or claim (a "***Loss***") (or any expenses or costs associated therewith ("***Costs***")) incurred by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement. To the full extent permitted by applicable law, an Indemnified Party shall be entitled to indemnification from the Company for any Loss or Costs incurred by such Indemnified Party by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement, except that no Indemnified Party shall be entitled to be indemnified in respect of any Loss or Costs incurred by such Indemnified Party by reason of such Indemnified Party's gross negligence or willful misconduct with respect to such acts or omissions; *provided, however,* that any indemnity under this **Section 6.15** shall be provided out of and to the extent of Company assets only, and no Member, Manager or Officer shall have personal liability on account thereof. The Company shall advance Costs incurred by or on behalf of an Indemnified Party in connection with any Loss within twenty (20) days after receipt by the Company from the Indemnified Party of a statement requesting such advances from time to time; *provided* such statement provides reasonable documentary evidence of such Costs and provides a written undertaking by the Indemnified Party to repay any and all advanced Costs in the event such Indemnified Party is ultimately determined to not be entitled to indemnification by the Company. The Company may enter into agreements with its Managers to provide for indemnification consistent with the terms and conditions set forth in this **Section 6.15**.

   6.16 **Reserved**.

   6.17 **Subsidiary Governance**. The Members hereby agree that each Subsidiary of the Company shall be managed so that that the Company can direct the business and affairs of such Subsidiary.

   6.18 **Access to Information.** The Company shall permit, subject to any accommodation to be made by the Company in its sole discretion, any Member or group of members owning, collectively, at least twenty-five percent (25%) of the Common Interests and their respective representatives (including, without limitation, their legal counsel and accountants), in-person, during normal business hours and with at least thirty (30) calendar days advance notice, at the Member's or Members´ expense, as applicable, including reasonable costs and expenses of the Company related thereto, which shall be paid in advance, to (i) visit and inspect any of the properties of the Company and its Subsidiaries, (ii) examine the corporate, financial and similar type records, reports and documents of the Company and its Subsidiaries, including, without limitation, all internal management documents, reports of operations, reports of adverse developments, copies of any management letters, communications with equity holders or directors, press releases and registration statements, and make copies thereof or extracts therefrom, subject to the rights of the Company under Section 18-305(c) of the Act (in particular, but without limitation, with respect to identifying any contact information of other Members, which shall not be provided) and the requirements and limitations under Sections 18-305(e) and (f) of the Act, and (iii) discuss the affairs, finances and accounts of any such entities with any of the executive officers and or senior managers of the Company or any of its Subsidiaries.

ARTICLE 7 POWERS AND DUTIES OF AND LIMITATIONS ON THE MEMBERS

   7.1 **Voting Rights.** Each Common Interest shall be entitled to one vote per Common Interest, but subject any limitations contained in any Investor Agreement. With respect to any matter required by the Act to be submitted for the vote or consent of any class of Units voting separately as a class, each Unit in such Class shall be entitled to one vote. Unless specifically provided for in the certificate of designations thereto, Preferred Units shall not be entitled to any voting rights other than as provided for under the Act. For the avoidance of doubt, the admission of any new Member shall be a matter subject solely to the approval of the Board of Managers in conjunction with the Asset Manager.

   7.2 **Affiliate Transactions.** The Company will only be authorized to enter into an Affiliate Transaction not existing on the Effective Date with the consent of a majority of the Voting Managers. For purposes of this **Section 7.2**, the Voting Managers are those Voting Managers that are not a party to such Affiliate Transaction.

7.3 **Member Actions.** Meetings of the Members are not required, but if the Members holding Common Interests choose to hold meetings, subject to any limitations in any Investor Agreement, the following procedures shall be followed:

(a) Meetings of the Members holding Common Interests may be called by the Board of Managers or by the holders of at least a majority of the Common Interests. Notice of the time and place of a meeting of the Members holding Common Interests is effective if delivered to each such Member by hand, telecopy, telephone, or e-mail at least 48 hours prior to the time of such meeting. Notices of meetings of the Members holding Common Interests are to identify the purpose of the meeting or the business to be transacted at the meeting. The failure to specifically identify an action to be taken or business to be transacted does not invalidate any action taken or any business transacted at a meeting.

(b) Meetings may be held at any location. Members entitled to participate at such meeting may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting constitutes presence in person at the meeting.

(c) Whenever notice of a Member meeting is required to be given, a written waiver of notice, signed by a Member entitled to notice, whether before or after the time of the meeting, is equivalent to notice. A Member's attendance at a meeting is a waiver of notice of that meeting, except when the Member attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(d) The participation of the holders of at least a majority of Common Interests entitled to vote at such meeting is required to establish a quorum for the meeting. Approval by, or the authorization of, the Members requires the affirmative vote of the holders of at least a majority of the Common Interests entitled to vote thereon.

(e) Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if the holders of at least a majority of the Common Interests entitled to vote thereon consent thereto in writing. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Nothing contained in this Agreement shall in any way be construed as limiting a Member´s ability to exercise its rights hereunder by proxy; *provided, however*, that any such proxy may only be given to a Person that is then a current Member.

(f) Notice of Tax Examinations. Any Member receiving notice that the Service or any other similar taxing authority intends to examine any income tax return of the Company is required to promptly notify the Company, and the Company is to notify the other Members.

(g) Tax Returns. The Company shall provide, to the extent reasonably available, all such information as a Member may reasonably request for purposes of complying with applicable tax reporting requirements.

7.4 **Other Activities**. Each Member shall conduct its affairs in accordance with the rights, duties and obligations, including with respect to conflicts of interest and usurpation of business opportunities to the Company, under the Act and other applicable law. The Members agree that the damages suffered by the Company as the result of a default by a Member under this Agreement (as determined in good faith by the Board of Managers) will be substantial and that such damages may not be estimated with reasonable accuracy. The Company shall as it deems necessary have the rights available to it under Sections 18-306 and 18-502(c) of the Act, and Article 3 of this Agreement shall not be applicable to any transaction resulting from the foregoing, nor shall any compensation be required in the case of the exercise by the Company of such rights.

7.5   **Legal Counsel and Waivers of Conflicts of Interest**. Each Member hereby agrees and acknowledges that:

(a)   The Company and its Affiliates may engage legal counsel ("***Company Counsel***") for any purpose (and in connection with any matter) deemed appropriate by the Board (acting within the scope of its authority), including (i) the formation, financing and operation of the Company and any Affiliate; (ii) the making, holding and disposing of investments by the Company or any Affiliate; and (iii) any dispute that may arise between one or more Members, on the one hand, and the Company or any Affiliate, as the case may be, on the other hand (any such engagement, a "***Legal Matter***").

(b)   Any Company Counsel shall not, by representing the Company or any Affiliate, be considered to be representing the Members of the Company or other direct or indirect owner of any Affiliate. Except as may be agreed in writing in a specific instance, Company Counsel will undertake no professional responsibility to the Members or other owners.

7.6   **Limitations on the Rights of the Members.** Subject to any mandatory requirements of applicable law, no Member (in its capacity as a Member) has the right to take any part whatsoever in the management and control of the ordinary business of the Company, sign for or bind the Company, compel a sale or appraisal of Company assets, or sell or assign its Interests except as provided in this Agreement and any applicable Investor Agreement.

7.7   **Limited Liability of the Members.** No Member (solely in its capacity as a Member) has any obligation to contribute money or anything of value to the Company other than as provided in any Investor Agreement related thereto. Any liability to return distributions made by the Company is limited to mandatory requirements of the Act or of any other applicable law or the terms of this Agreement. No Member shall be responsible or liable for any liabilities of any other Member (other than as required by law) incurred either before or after the date of this Agreement. No Member shall be responsible or liable for any liabilities of the Company solely by reason of being a Member.

7.8   **Confidentiality.** Except for disclosures necessary to implement this Agreement or in furtherance of the business of the Company, and except for disclosures required by law, the Members will preserve in confidence information regarding the Company, its business and affairs. Confidential information that is covered hereby includes, without limitation, the Company's financial performance; business plans; marketing plans; lists of clients/prospects; processes and procedures; financial and pricing models, service methods and business techniques; training, selling, service and business manuals; promotional materials; training courses and other training and instructional materials; broker and customer product information; prospective customer or broker lists; and other business information. Confidential information does not include information that (i) is or becomes generally available to the public through no fault of the disclosing Member or its representatives or (ii) is or becomes available on a non-confidential basis from a source other than the Company that the receiving Member reasonably believes is not prohibited from disclosing such information by a contractual, legal or fiduciary obligation. Notwithstanding the foregoing, each Member may disclose confidential information to governmental and regulatory bodies pursuant to applicable law, rules and regulations or in connection with a proceeding conducted thereby. The Company or its respective Affiliate shall exclusively own the "work product" of any Member or Manager also providing services to the Company or any of its Affiliates and any person under his or her direct supervision that has been created for the purpose of business activities performed on behalf of the Company or any of its Affiliates or was created on any servers of the Company or with the use of Company resources. This work product can include any writings (e.g., excel, power point, emails), programming, documentation, data compilations, reports, and any other media, materials, or other objects produced as a result of work performed for the Company or any Affiliate.

7.9 Reserved.

7.10 Services and Investor Agreements.

Notwithstanding anything in this Agreement to the contrary, to the extent there is any conflict between this Agreement and any Services Agreement or Investor Agreement, the terms of the applicable Services Agreement or Investor Agreement shall control.

ARTICLE 8   TRANSFERS OF INTERESTS

8.1   General Restriction.

(a)   Except as otherwise expressly permitted hereunder, no Member or Person may Transfer any Units or all or part of its Interest, without the prior written consent of the Board of Managers. The Board of Managers is entitled to grant or withhold consent in its sole and absolute discretion. The Company will not recognize any Transfer of Units or any Interest otherwise than in accordance with the terms and provisions of this Agreement.

(b)   Notwithstanding anything to the contrary in **Section 8.1(a)**, any Member or Person may Transfer any or all of his, her or its Units (except as otherwise provided below) to a transferee (in each case, a "***Permitted Transferee***") in each of the following cases (each a "***Permitted Transfer***"): (A) to any manager or general partner of such Person or any partnership, limited liability company or other Person that is in each case an Affiliate of such Person and formed for the purpose of making investments (but excluding the portfolio companies themselves); (B) with respect to any individual (including any such Person receiving Units pursuant to clause (A)), to the estates and family members of any such persons and of their spouses, and any trusts for the benefit of, or limited liability company or other entity with no assets or liabilities other than the ownership rights in the Units, and the sole beneficial and record owners of which are any of the foregoing persons; (C) any successor purchasing substantially all of such Person's assets; *provided,* that such transferee shall receive and hold such Units subject to the provisions of this Agreement in the same manner as the transferor; and *provided further*, that if at any time any

Person that acquired Units as an Affiliate of the immediately prior holder of such Units is no longer an Affiliate of such prior holder, then such Person shall promptly Transfer all such Units to such prior holder or to an Affiliate of such prior holder; and *provided, further,* that no such Permitted Transfer will be permissible if such Transfer would cause the Company or the Asset Manager to be subject to regulation under the U.S. Securities Exchange Act of 1934, the U.S. Investment Company Act of 1940 or the U.S. Investment Advisors Act of 1940, each as amended, or any similar law or regulation regardless of jurisdiction;

(c)   If any Units are Transferred pursuant to this **Section 8.1** to any Person who is not a party to this Agreement, such Person shall agree to be bound by the terms, conditions and obligations of this Agreement and any other agreement governing such Units as a precondition to the transfer of such Units and such Units shall continue to be subject to the provisions set forth in this Agreement and any other applicable agreement.

(d)   Each Member agrees, for itself and its Affiliates, that neither it nor any of its Affiliates will make a Transfer of any ownership interest, or an issuance of equity interests, in such Member, or in any Person holding a direct or indirect ownership interest in such Member, for the purpose of avoiding the provisions of this **Article 8**. In addition, no Member shall avoid the provisions of this **Article 8** by making one or more indirect Transfers, including Transfers to one or more Permitted Transferees and then disposing of all or any portion of its interest in any such Permitted Transferee, and any Transfer or attempted Transfer in violation of this covenant shall be null and void.

8.2   Right of First Offer.

(a)   <u>Right of First Offer</u>. In the event that, any of the Members or any other Person (each, a "*Seller*") desires to Transfer all or any portion of such Seller's Units in any manner other than a Permitted Transfer, then such Transfer shall not be subject to the Board approval requirements or restrictions set forth in **Section 8.1(a)** if the provisions of this **Section 8.2** are complied with:

(i)   The Seller shall provide written notice (the "*Seller Notice*") to the Company describing (A) the number of Units the Seller desires to Transfer ("*Available Units*"), (B) the proposed purchase price per Unit for the Available Units (the "*Offer Price*"), and (C) other terms and conditions of such proposed Transfer. The Company shall promptly deliver a copy of the Seller Notice to each of the holders of the class of Units subject to transfer.

(ii)   For a period of fifteen (15) calendar days after the giving of the Seller Notice pursuant to **Section 8.2(a)(i)** (such period, the "*Company Option Period*"), the Company shall have the right (the "*Company Option*"), but not the obligation, to purchase any or all of the Available Units at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Seller Notice. The right of the Company to purchase any or all of the Available Units under this **Section 8.2(a)(ii)** shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Company Option Period, to the Seller, which notice shall state the number of Available Units proposed to be purchased by the

Company. The failure of the Company to respond within the Company Option Period shall be deemed to be a waiver of the Company Option; *provided* that the Company may waive its rights under this **Section 8.2(a)(ii)** prior to the expiration of the Company Option Period by giving written notice to the Seller.

(iii)   If the Company does not elect to purchase all of the Available Units, then for a period of fifteen (15) calendar days after the earlier to occur of (A) the expiration of the Company Option Period and (B) the date upon which the Seller shall have received written notice from the Company of its exercise of the Company Option pursuant to **Section 8.2(a)(ii)** or its waiver thereof (the "*Asset Manager Option Period*"), the Asset Manager shall have the right (the "*Asset Manager Option*") to purchase any or all of the remaining Available Units at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Seller Notice. The right of the Asset Manager to purchase any or all of the Available Units under this **Section 8.2(a)(iii)** shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Asset Manager Option Period, to the Seller, which notice shall state the number of Available Units proposed to be purchased by the Asset Manager. The failure of the Asset Manager to respond within the Asset Manager Option Period shall be deemed to be a waiver of the Asset Manager Option; *provided* that the Asset Manager may waive its rights under this **Section 8.2(a)(iii)** prior to the expiration of the Asset Manager Option Period by giving written notice to the Seller. The Asset Manager may assign to any of its Permitted Transferees all or any portion of its rights pursuant to this **Section 8.2(a)(iii)**.

(iv)   If the Company and the Asset Manager do not elect to purchase all of the Available Units, then for a period of thirty (30) calendar days after the earlier to occur of (A) the expiration of the Company Option Period and the Asset Manager Option Period and (B) the date upon which the Seller shall have received written notice from the Company or the Asset Manager of its exercise of the Company Option pursuant to **Section 8.2(a)(ii)** or the Asset Manager Option pursuant to **Section 8.2(a)(iii)**, as applicable, or their waiver thereof (the "*Rightholder Option Period*"), each of the holders of the class of Units subject to transfer (who, in each case, is not a Seller) (each in such capacity, a "*Rightholder*" and collectively, the "*Rightholders*") shall have the right to purchase all, but not less than all, of the remaining Available Units at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Seller Notice. Each Rightholder shall have the right to purchase that percentage of the Available Units determined by dividing (1) the total number of such Units then held, directly or indirectly by such Rightholder by (2) the total number of such Units then held, directly or indirectly by all such Rightholders. If any Rightholder does not fully subscribe for the number of Available Units it is entitled to purchase, then each other participating Rightholder shall have the right to purchase that percentage of the Available Units not so subscribed for (the "*Excess Available Units*") determined by dividing (x) the total number of such Units then held, directly or indirectly by such fully participating Rightholder by (y) the total number of such Units then held, directly or indirectly by all fully participating Rightholders who elected to purchase

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Available Units. The procedure described in the preceding sentence shall be repeated until there are no remaining Excess Available Units. Any of the Members may assign to any of its Permitted Transferees all or any portion of its rights as a Rightholder pursuant to this **Section 8.2(a)(iv)**.

(v)   If the Company, the Asset Manager and/or the Rightholders do not purchase all of the Available Units pursuant to **Section 8.2(a)(ii)**, **Section 8.2(a)(iii)** and/or **Section 8.2(a)(iv)**, then the Seller may, subject to **Section 8.4**, Transfer the Available Units to a third party purchaser in accordance with **Section 8.2(a)(vii)**.

(vi)   The closing of the purchases of Available Units subscribed for by the Company under **Section 8.2(a)(ii)**, the Asset Manager under **Section 8.2(a)(iii)** and/or the Rightholders under **Section 8.2(a)(iv)** shall be held at the executive office of the Company at such time and place as the parties to the transaction may agree; *provided*, that such closing shall occur no earlier than the 60th day after the giving of the Seller Notice pursuant to **Section 8.2(a)(i)**. At such closing, the Seller shall deliver certificates (if any) representing the Available Units, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, and such Available Units shall be free and clear of any liens and encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof) and the Seller shall so represent and warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Available Units. The Company, the Asset Manager and/or each Rightholder, as the case may be, purchasing Available Units shall deliver at the closing payment in full in immediately available funds for the Available Units purchased by it. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate.

(vii)   Unless the Company, the Asset Manager and/or the Rightholders elect to purchase all, but not less than all, of the Available Units under **Sections 8.2(a)(ii)**, **8.2(a)(iii)** and **8.2(a)(iv)**, the Seller may, subject to the rights of all Persons pursuant to **Section 8.3**, Transfer all, but not less than all, of the Available Units to any third party purchaser at a per Unit purchase price not less than the Offer Price and on other terms and conditions no less favorable to Seller than those set forth in the Seller Notice; *provided, however*, that such Transfer is bona fide and made pursuant to a contract entered into within ninety (90) calendar days after the earlier to occur of (i) the waiver by the Company, the Asset Manager and all of the Rightholders of their options to purchase the Available Units and (ii) the expiration of the Rightholder Option Period (such earlier date, the "***Contract Date***"); and *provided further*, that such sale shall not be consummated unless and until such third party purchaser shall agree to be bound by the terms, conditions and obligations of this Agreement and any and all other agreements governing the applicable Units as a precondition to the purchase of such Available Units and such Available Units shall continue to be subject to the provisions set forth in this Agreement. If such Transfer to the third party purchaser is not consummated within 120 calendar days after the Contract Date for any reason, then the restrictions

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provided for herein shall again become effective, and no Transfer of any Units may be made thereafter by the Seller without again offering the same to the Company and the Rightholders in accordance herewith. Notwithstanding anything to the contrary in the foregoing, the Company shall at all times have the right to prevent any Transfer other than a Permitted Transfer where the Company determines in good faith that such Transfer could have a material detrimental effect to the Company.

(viii)   If any Transfer made to the Company or the Rightholders or to a third party purchaser would result in a breach or default of, or acceleration of any payment under any agreement of the Company, then the Seller shall not be permitted to complete the transaction; *provided, however*, that the Company shall use its reasonable efforts to permit the transaction in a manner that prevents any such breach or default of, or acceleration of any payment under any agreement of the Company on behalf of the Seller.

(b)   Rights of First Offer upon Involuntary Transfer. If an Involuntary Transfer of any Units (the "*Transferred Units*") owned by any Member shall occur, then, first the Company, then the Asset Manager, and then the Members holding such class of Units (each in such capacity for the purpose of this **Section 8.2(b)**, an "*Involuntary Rightholder*" and collectively, the "*Involuntary Rightholders*"), shall have the same rights as specified in **Sections 8.2(a)(ii)**, **(iii)** and **(iv)**, respectively, with respect to such Transferred Units as if the Involuntary Transfer had been a proposed voluntary transfer by a Seller and shall be governed by **Section 8.2(a)**, except that (i) the time periods shall run from the date of receipt by the Company of actual notice of the Involuntary Transfer (and the Company shall immediately give notice to the Involuntary Rightholders of the date of receipt of such notice), (ii) such rights shall be exercised by notice to the transferee of such Transferred Units (the "*Involuntary Transferee*") rather than to the Member who suffered or will suffer the Involuntary Transfer and (iii) the purchase price per Transferred Unit shall be agreed upon by the Involuntary Transferee and the Company, the Asset Manager and/or the Involuntary Rightholders purchasing a majority of the Transferred Units, as the case may be; *provided, however*, that if such parties fail to agree as to such purchase price, the purchase price shall be the Liquidation Value thereof as determined in accordance with **Section 8.2(c)**. For purposes of this Agreement, the term "*Involuntary Transfer*" means any transfer, proceeding or action by or in which a Member shall be deprived or divested of any right, title or interest in or to any of the Units, including, without limitation, (i) any seizure under levy of attachment or execution, (ii) any transfer in connection with Bankruptcy (whether pursuant to the filing of a voluntary or an involuntary petition) or other court proceeding to a debtor in possession, trustee in Bankruptcy or receiver or other officer or agency and (iii) any transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property.

(c)   Liquidation Value.   If the parties fail to agree upon the purchase price of the Transferred Units in accordance with **Section 8.2(b)**, then the Company, the Asset Manager or the Involuntary Rightholders, as the case may be, shall purchase the Transferred Units at a purchase price equal to the Liquidation Value thereof or such lesser value as the parties determine in good faith. For the avoidance of doubt, such purchase shall not be considered a repurchase pursuant to **Article 3** or otherwise subject the determination of the Liquidation Value of the Transferred Units to review by an objecting Member.

(d)   Closing.   The closing of any purchase under **Section 8.2(b)** through **(e)** shall be held at the executive offices of the Company at 11:00 a.m., local time, on the earlier to occur of (i) the fifth Business Day after the purchase price per Transferred Unit shall have been agreed upon by the Involuntary Transferee and the Company, the Asset Manager or the purchasing Involuntary Rightholders, as the case may be, in accordance with **Section 8.2(b)**, or (ii) the fifth Business Day after the determination of the Liquidation Value or other purchase price of the Transferred Units in accordance with **Section 8.2(c)**, or at such other time and place as the parties to the transaction may agree. At such closing, the Involuntary Transferee shall deliver certificates (if any) representing the Transferred Units being purchased under **Sections 8.2(b)** through **(e)**, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, and such Transferred Units shall be free and clear of any Liens (other than those arising hereunder and those attributable to actions by the purchasers thereof) and the Involuntary Transferee shall so represent and warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Transferred Units. The Company, the Asset Manager or each Involuntary Rightholder, as the case may be, purchasing such Transferred Units shall deliver at the closing payment in full in immediately available funds for the Transferred Units purchased by it or him. At such closing, all parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate.

(e)   If the provisions of **Section 8.2(b)** through **(e)** shall be held to be unenforceable with respect to any particular Involuntary Transfer, the Company, the Asset Manager and the Involuntary Rightholders shall have the rights specified in **Sections 8.2(a)(ii)**, **(iii)** and **(iv)**, respectively, with respect to any transfer by an Involuntary Transferee of such Transferred Units, and each Involuntary Rightholder agrees that any Involuntary Transfer shall be subject to such rights, in which case the Involuntary Transferee shall be deemed to be the Seller for purposes of **Section 8.2(a)** and shall be bound by the provisions of **Section 8.2(a)** and other related provisions of this Agreement.

(f)   Applicability of Drag-Along Right.   Notwithstanding anything in this **Section 8.2** to the contrary, for the avoidance of doubt, during the pendency of a Transfer by any Seller pursuant to this **Section 8.2**, the Units subject to such Transfer shall remain fully subject to an Approved Sale subject to a Drag-Along Notice pursuant to **Section 8.3**.

8.3   Drag-Along Right.

(a)   Obligations of Certain Members. In the event that approval of the Dragging Members is obtained with respect to any transaction or series of related transactions pursuant to which a Transfer of Units would result in a Transfer of 80% or more of the Common Interests (an "***Approved Sale***"), then the Dragging Members shall be permitted to cause the provisions of this **Section 8.3** to apply to such Approved Sale by delivering a written notice (a "***Drag-Along Notice***") to all Members and Persons (regardless of class of Unit) stating that such Approved Sale has been approved by such Dragging Members and shall be subject to this **Section 8.3**.

(b)   At the closing of the Approved Sale subject to a Drag-Along Notice:

(i)   if the Approved Sale would result in a Transfer (whether by sale, merger or otherwise) of all of the Units of the Company, the Units of each Member or Person shall be sold, Transferred and delivered to the party acquiring Units in the Approved Sale, and in exchange for such sale, each Member or Person shall be entitled to receive that portion of the aggregate net proceeds available to the holders of Units (after making the payment of transaction costs and the other items described in **Section 9.2(a)** and **Section 9.2(b)**) in the order of priority set forth in **Section 4.2**; and

(ii)   if the Approved Sale would result in a Transfer (whether by sale, merger or otherwise) of less than all of the Units of the Company, then the percentage of Units sold shall be the same for each class of Units then outstanding, and each holder of Units shall sell such number of Units of each class, equal to the total number of Units of such class to be sold in such transaction multiplied by a fraction, the numerator of which is the total number of Units of such class held by such Member or Person and the denominator of which is the total number of Units of such class outstanding (except in the case where the acquiring party is only acquiring particular series of Units, in which case the foregoing formula shall only apply to such series). The Units of each respective Member or Person required to be sold pursuant to this **Section 8.3(b)(ii)** shall be sold, Transferred and delivered to the party acquiring Units in the Approved Sale, and as consideration for such sale, the party acquiring Units shall pay the same price per Unit for all Units sold; *provided* that the proceeds received by each Member or Person for each Unit shall be adjusted as necessary to account for the economic differences among the Units being sold, including any hurdle amounts or preferences or other similar terms applicable to such Units. The purchaser in any Approved Sale pursuant to this clause (ii) shall pay to the Company at the closing of such Approved Sale an amount equal to the aggregate consideration that would have been payable to the holders of Units but for any adjustment pursuant to the proviso in the immediately preceding sentence.

8.4   Actions to Implement Sale.

(a)   In connection with any Approved Sale, each participating Person shall (i) take any action as may be reasonably requested by the Board of Managers or the Dragging Members in connection with consummating the transaction, (ii) vote in favor of, consent to and raise no objections against the transaction or the process pursuant to which the transaction was arranged, (iii) waive any dissenter's, appraisal and other similar rights, (iv) if the transaction is structured as a sale of Units, sell such Person's Units on the terms and conditions of the transaction, and (v) execute and deliver such documents as may be reasonably requested by the Board of Managers or the Dragging Members in connection with the transaction, including, without limitation, written consents of Members, proxies, letters of transmittal, purchase agreements and limited liability company interest powers. If the Board of Managers or the Dragging Members agree to escrow any amounts of proceeds resulting from a transaction or to accept Indebtedness or other securities, or is subject to indemnification or other rights of offset, then each such Member (as applicable) shall be required to accept the same terms. In addition and notwithstanding anything to the contrary set forth in **Section 8.3**, if such acceptance of Indebtedness or other securities by any such Person may, in the reasonable judgment of the Board of Managers or the Dragging Members, constitute a violation of any applicable securities law or impede the consummation of an Approved Sale based on the terms and conditions offered by the purchaser in such Approved Sale, then the Board of Managers may require the Persons participating in the Approved Sale to receive, in lieu of such Indebtedness or other securities, the Fair Market Value thereof in cash.

(b)   Each Person (as applicable) is only required to comply with **Section 8.4(a)** if: (i) the Dragging Members have also executed the documents to be executed by such Person on no more favorable a basis than the other Persons, (ii) the Dragging Members bear their proportionate share of any escrows, holdbacks or adjustments in purchase price and make such representations, warranties and covenants as are customary; and (iii) any indemnification obligations for breaches of representations, warranties and covenants made by the Company or the Person that are not to be satisfied out of any escrow amounts shall be several only and shall be pro rata among the Person based on the aggregate consideration received with respect to the Units sold and shall be further limited so that the indemnification obligation for any Person will not exceed the net proceeds received by the Person in such transaction (except for customary exceptions relating to representations and warranties relating to title, due authorization and other customary warranties).

(c)   Each Person hereby, and on behalf of its Affiliates, successors and assigns, irrevocably appoints the Company as its true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, in its name or otherwise, to take such actions and execute and deliver any and all documents or instruments as may be required in connection with the sale of such Person's Units as set forth in **Section 8.3**. Each Person hereby further grants to the Company a proxy, with full power of substitution and resubstitution, to vote any Units now or hereafter held by such Person in connection with any approval that may be required to effect the transactions contemplated by **Section 8.3**. Each Person hereby acknowledges that the powers of attorney and proxy granted by this **Section 8.4** are coupled with an interest, are irrevocable by such Person, and shall survive for as long as any Units remain issued and outstanding.

(d)   If the Company retains legal counsel or other professional advisors in connection with any Drag-Along Sale, all Persons participating in such transaction shall bear their pro rata share of the fees and expenses so incurred to the extent such costs are not otherwise paid by the Company or the acquiring Person whether or not such transaction closes. Costs incurred by any Person on its own behalf will not be considered costs of the transaction and will be paid solely by that Person unless otherwise agreed by the Company in a specific instance.

8.5   Piggyback Registration.

(a)   In the event that the Company proposes to sell or issue Common Interests in a broadly marketed offering requiring compliance with the public offering registration requirements of the U.S. securities laws, and such offering is not for the purpose of funding a single project or series of related projects, whether or not for sale for its own account, it shall give prompt written notice to each Member owning Common Interests of its intention to do so and of the rights of such Members under this **Section 8.5** at least ten (10) calendar days prior to soliciting investments from third parties in such offering. Subject to the terms and conditions hereof, such notice shall offer each such Members the opportunity to include in such offering such number of Units as such Holder may request. Upon the written request of any such Holder made within five (5) calendar days after the receipt of the Company's notice (which request shall specify the number of Units intended to be disposed of), the Company shall use its reasonable best efforts to include such Units in the offering to the extent required to permit the disposition of the Units so requested to be sold.

(b)   If, at any time after giving a written notice of its intention to sell any Units pursuant to **Section 8.5(a)** the Company shall determine for any reason not to pursue such offering, the Company shall give written notice of such determination to such Members and thereupon the Company shall be relieved of its obligation to pursue the offering of the Units of such Members, without prejudice.

(c)   Notwithstanding anything to the contrary in the foregoing, if the Board of Managers in its good faith judgment determines that the amount of Units requested to be included in the offering by the eligible Members exceeds the amount of Units that can be sold without adversely affecting the price, timing, distribution, purpose or sale of Units in the offering (the "***Maximum Amount***"), the Company shall be required to include in such offering only such number of Units as is equal to the Maximum Amount and the Company and the requesting Members in the offering shall participate in such offering in the following order of priority:

(i)   First, the Company shall be entitled to include in such offering the amount of Units that the Company proposes to offer and sell for its own account in such offering and that does not exceed the Maximum Amount.

(ii)   Second, the Company shall be obligated and required to include in such offering that amount of Units that the Members shall have requested to be included in such offering to the full extent of the remaining portion of the Maximum Amount, *provided*, that if the amount of the Units of the requesting Members exceeds such remaining portion of the Maximum Amount, the Units to be included shall be allocated among all requesting Members requesting to be included in such offering in proportion, as nearly as practicable, to their respective Percentage Interests on the date of the Company's notice pursuant to **Section 8.5(a)**. If any requesting Member would thus be entitled to include more Units than such Member requested to be registered, the excess shall be allocated among other Members pro rata in the manner described in the preceding sentence.

(iii)   Third, the Company shall be entitled to include in such offering that number of Units (regardless of class) that the Company proposes to offer and sell for the account of any other Person, pursuant to piggyback rights or otherwise, to the full extent of the remaining portion of the Maximum Amount.

(d)   In connection with any sale request pursuant to this **Section 8.5**, the requesting Members shall furnish to the Company such information regarding themselves and the Units held by them as the Company shall reasonably request.

(e)   The Company shall pay all expenses with respect to an offering effected pursuant to this **Section 8.5**; *provided, however*, that all fees and expenses of a requesting Member's own counsel in connection with such offering and any individual obligation of any requesting Member shall be borne by such Member and not the Company.

(f)   It is the intent of the Members that the Company explore opportunities to create orderly liquidity options for those Members wishing to reduce their interest in the Company. However, for the avoidance of doubt, if the Board of Managers determines in good faith that the Maximum Amount will not exceed the amount of Units that the Company proposes to offer and sell for its own account in such offering, the Company is not required to include any Units for any Members in the offering.

8.6   Tag-Along Rights.

No Member or group of Members acting collectively (the "Selling Members") may Transfer any Common Interests (or equivalents) to any unaffiliated Person or group of Persons acting collectively which would result in such Person or group owning fifty percent (50%) or more of the Common Interests of the Company unless each of the other Members holding Common Interests is offered a pro rata right (with respect to any Common Interests owned by each of them individually at the time of such sale, on a fully-diluted basis) to participate in any such sale for a purchase price per Common Interest and on other terms and conditions not less favorable to such other Members than those applicable to the Selling Members (including executing and delivering purchase agreements and other documents being executed and delivered by the Selling Members).

8.7   General Transfer Provisions. Transfers that are permitted under **Sections 8.1, 8.2**, **8.3**, **8.5** or **8.6** are still subject to the following:

(a)   The Board may, among other things, require (i) representations and warranties concerning the facts and circumstances establishing the basis for the availability of exemptions under applicable securities laws, and other reasonable assurances relating to any other applicable laws from the transferee or the transferring Member or Person or (ii) registration of the Units under applicable securities laws or an opinion of counsel, in form and substance satisfactory to the Board, that the Transfer is exempt from registration under the Securities Act and/or applicable state securities laws.

(b)   The transferee will, for the express benefit of the Company and each other Member, agree to be bound by all of the terms of this Agreement and make such representations and warranties as the Board reasonably requests.

(c)   If the Board determines that a proposed Transfer would, alone or in conjunction materially harm the Company, the proposed Transfer can be delayed until the earliest time, as determined by the Board that the Transfer may occur without causing such material harm to the Company. If at any time more than one Transfer is being delayed under this **Section 8.7**, the Transfers are to be made in the order in which the Board received notice of the proposed Transfer.

8.8   Unauthorized Transfers Void. Any Transfer not made in compliance with this **Article 8** is void and of no effect. Any involuntary Transfer by operation of law will entitle the transferee to the economic interest represented by the Units that were the subject of the Transfer, but the transferee will not be a Member nor will it have any rights under this Agreement or any other agreement governing the Units.

8.9 **Termination of Rights**. Upon the closing of the Initial Public Offering with respect to the particular class of Units, the Persons holding such Units shall no longer be subject to **Article 8**, which shall terminate and have no further force or effect.

ARTICLE 9   GENERAL PROVISIONS

9.1 **No Dissolution.** No event that would cause a dissolution under the Act will cause a dissolution of the Company to the extent permitted by law.

9.2 **Distributions on Liquidation.** The Company may be dissolved, wound up and liquidated at the election of the Board in connection with a sale of all or substantially all of the assets of the Company, or a restructuring pursuant to **Section 9.15**. If an election is made to dissolve, wind-up and liquidate the Company, the Board of Managers shall proceed to wind up the affairs of and liquidate the Company and the Liquidation Proceeds shall be applied and distributed in the following order of priority:

(a) First, to the payment of debts and liabilities of the Company in the order of priority as provided by law (including any loans or advances that may have been made by any of the Members or their Affiliates to the Company) and the expenses of liquidation.

(b) Second, to the establishment of any reserve that the Board of Managers may deem reasonably necessary for any contingent, conditional or unasserted claims or obligations of the Company. Such reserve may be paid over by the Board of Managers to an escrow agent to be held for disbursement in payment of any of the aforementioned liabilities and, at the expiration of such period as shall be deemed advisable by the Board of Managers, for distribution of the balance in the manner provided in this **Article 9**.

(c) Third, to the holders of Units in accordance with **Section 4.2** and subject to any Investor Agreement.

9.3 **Amendments.**

(a) The terms of any Unit, or this Agreement, may be amended, prospectively or retroactively; *provided*, that except as otherwise expressly provided herein, no such amendment shall impair the rights of any class or series of outstanding Units without the prior written consent of the holders of a majority of the Units of such class or series entitled to vote thereon except to the extent such rights have previously been waived or the ability to agree thereto has transferred by power of attorney.

(b) For the avoidance of doubt, the creation or issuance of additional Units of the same or any other class or series (including any amendments to this Agreement that may be required to establish the rights and preferences of, and restrictions applicable to, any such other class or series of such additional Units) shall not of itself constitute a variation or impairment of the rights of any Member or any class or series of outstanding Units.

(c) Any amendment of this Agreement other than for administrative purposes shall require the approval of at least a majority of the Common Interests entitled to vote thereon, which consent may be represented by their signature hereto. Notwithstanding anything to the

31

contrary in the foregoing, none of the rights of the Asset Manager or the Legacy Managers shall be subject to amendment hereunder nor may be detrimentally affected by any amendment hereto absent unanimous written consent of the Legacy Managers.

9.4 **Non-Competition.** Each Member who is also either a Manager or Officer agrees that, upon ceasing to be a Member, Manager or Officer, then to the extent the Company deems appropriate, it will enter into a non-competition agreement and any other agreements related thereto that will prevent the Member from competing with the Company or the Asset Manager for a period of three years following the date thereof upon the terms included therein. Any failure to enter into any such agreement within a reasonable time but in no case more than thirty (30) calendar days or any action taken that is inconsistent with this provision or any non-competition agreement shall serve as consent by the Member that it not be entitled to any rights or benefits of its Units following the taking of such actions and to the transfer to the Company of all such Units for no compensation in compliance with **Section 7.4** hereof.

9.5 **Further Assurances.** Each Member is to execute all documents and instruments reasonably necessary to evidence approval of all actions, including, without limitation, amendments to this Agreement, taken or authorized as provided in this Agreement.

9.6 **Notices.** All notices to the Company are to be sent by registered or certified mail, return receipt requested, or by recognized overnight courier or facsimile or electronic mail addressed to the Chairman of the Company at the Company's principal place of business. All notices to a Member are to be sent addressed to such Member's address (or electronic mail) as may be specified by the Member from time to time in a written notice to the Company. All notices are effective the next day, if sent by recognized overnight courier or facsimile, or five (5) days after deposit in the mail, postage prepaid, properly addressed and return receipt requested, or when sent if sent by electronic mail.

9.7 **Waiver.** Each of the Members hereby irrevocably waives any and all rights, duties, obligations, and benefits with respect to any action for partition of the Company or its property or to compel any sale or appraisal thereof or any deceased Member's Interest therein. Further, all rights, duties, benefits, and obligations including inventory and appraisal of the Company's assets or sale of a deceased Member's Interest therein, provided in the laws of the State of Delaware, or the operation of any other rule or law of any other jurisdiction to compel any sale or appraisal of the Company or its assets or sale or appraisal of a deceased Member's Interest therein, are hereby waived and dispensed with. The Units of a deceased Member are subject to the provisions of this Agreement and any other agreement governing the terms thereof.

9.8 **Whole Agreement.** This Agreement, together with its Appendices and any other agreements referenced herein, contains the entire understanding between the parties and supersedes any prior understanding and agreements between them respecting the within subject matter. There are no agreements, arrangements, or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not set forth or referred to herein.

9.9 **Governing Law.** This Agreement is governed and is to be construed in accordance with the laws of the State of Delaware without giving effect to its rules concerning conflicts of laws. Each party agrees that any suit, action or proceeding against any party hereto arising out of or relating to this Agreement or any transaction contemplated hereby shall only be brought in the appropriate court located in the State of Delaware, and each party hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding, and waives any objection related thereto. Each party further agrees that service of any process, summons, notice or document to such party's respective address in the records of the Company shall be effective service of process for any action, suit or proceeding with respect to any matters in this Agreement.

9.10   Binding Nature. Except as otherwise provided in this Agreement, this Agreement is binding upon and inures to the benefit of the Members and their successors, personal representatives, heirs, devisees, guardians, and assigns. As a condition to receiving the beneficial rights contained herein and in any Services or Investor Agreement with respect to any and all Interests of the Company, all such Members shall complete all necessary documentation and obligations required under the laws of the State of Delaware for confirming their status as a Member of the Company within 10 calendar days of notice by the Company to such Person of such requirement and shall otherwise comply with the terms of this Agreement.

9.11   Invalidity. In the event that any provision of this Agreement is invalid, the validity of the remaining provisions of the Agreement are not in any way to be affected.

9.12   Counterparts. This Agreement and any amendment thereto or joinder agreement to this Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one agreement or amendment, as the case may be, notwithstanding that all of the parties are not signatories to the original or the same counterpart, or that signature pages from different counterparts are combined, and the signature of any party to any counterpart is a signature to and may be appended to any other counterpart. Any signature pages of this Agreement transmitted by telecopier or by electronic mail in portable document format will have the same legal effect as an original executed signature page.

9.13   Construction. The headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement. All personal pronouns used in this Agreement, whether used in the masculine, feminine, or neuter gender, include all other genders; the singular includes the plural and vice versa. Unless otherwise specifically stated, references to Sections, Articles or Appendices refer to the Sections, Articles or Appendices of this Agreement.

9.14   Third-Party Beneficiaries. Except (i) with respect to **Section 6.15**, the Persons receiving indemnification pursuant to such Section, and (ii) with respect to **Section 9.15**, as expressly provided therein, no Person, other than the Members, has any rights under this Agreement.

9.15   Restructuring.

(a)   Each of the Members hereby agrees that it will, at the expense of the Company, take such action and execute such documents as deemed appropriate and reasonably necessary by the Board to restructure the Company (whether to effectuate an Initial Public Offering or for any other reason), so long as (a) such restructuring is arranged in a manner that is intended to avoid recognition of gain or loss for income tax purposes and (b) the Members shall use reasonable best efforts to permit a direct or indirect contribution of Units or any other Interest in the Company into a newly formed corporation or partnership ("*Newco*") so that no so-called "blocker corporation" is required to own Newco shares. In such event, each Member or transferor of stock or membership or partnership interests of such Member shall be entitled to receive upon such restructuring transaction, for each Unit held by such Member immediately prior to such restructuring transaction, a direct or indirect interest in securities of Newco of the same class ("*Successor Securities*") as shall be issued to all other Members, and in an amount having the same Fair Market Value as such Unit; *provided* that, (w) the relative rights of the Members with respect to the governance matters set forth in **Article 6** hereof, to the extent applicable after the Initial Public Offering, shall be substantially the same as the relative rights of such Members pursuant to **Article 6** hereof, and (x) the shareholders of such successor or transferee corporation (as applicable) shall enter into a shareholders' agreement containing substantially the same terms and conditions as this Agreement and a customary registration rights agreement. Such registration rights agreement shall provide, among other things, that following the Initial Public Offering, each Member shall be entitled to two demand rights, unlimited piggyback rights in connection with the registration of securities of the same class as are held by the piggybacking Member and unlimited S-3 (or similar shelf registration) rights, in each case, subject to (A) customary blackout provisions, (B) in connection with an underwritten offering, customary cutback provisions (*provided*, *however*, that, except with respect to agreements and arrangements in effect on the date hereof or entered into with the approval of the Board, in the event of a cutback, the securities included in such offering (other than those sold on behalf of the issuer in a registration initiated by the issuer) shall consist of first, such securities held by the Members, *pro rata*, and then securities held by other Persons), and (C) other customary terms and conditions. In addition, none of the Company, Newco or any successor entity thereto shall enter into any agreement with respect to securities inconsistent with the registration rights contemplated in this **Section 9.15** or grant to any Person registration rights that cause securities of it held by such Person to be registered prior to the registration of the securities subject to the registration rights contemplated by this **Section 9.15**.

(b)   The Board may (but shall not be required to) effect a special distribution in the amount of any Taxes that may be payable by the Members in connection with the transactions contemplated by this **Section 9.15** (*provided* that any such distribution, if made, shall be made to each of the Members based on the same percentage as applies to all other Members of the taxable gain (or other income) attributable to such Member).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

LEGACY MANAGEMENT AMERICAS CORP.
FOR HOLDERS OF COMMON INTERESTS, BY POWER OF ATTORNEY

DocuSigned by:

BY: Cole Shephard
D3A6B36C7A57425...

COLE SHEPHARD
PRESIDENT

LEGACY MANAGEMENT AMERICAS CORP.
AS A HOLDER OF COMMON INTERESTS

DocuSigned by:

BY: Cole Shephard
D3A6B36C7A57425...

COLE SHEPHARD
PRESIDENT

[SIGNATURE PAGE TO LIMITED LIABILITY COMPANY AGREEMENT]

Joinder to Amended and Restated Limited Liability Company Agreement

By signature hereto, I hereby consent to the terms set forth in the Amended and Restated Limited Liability Company Agreement of the Company and any amendment, modification or revision thereto effected in accordance with the provisions thereof.

By: _____
Name:
Title:
Date:

By power of attorney

EXHIBIT A

Current Section 1.4 of the Agreement shall be corrected to provide that:

1.4   Principal Place of Business and Office. The location of the headquarters and the registered office of the Company is in Delaware as set forth in the Certificate of Formation of the Company. The mailing address and office where the records described in **Section 6.18** are kept is Edificio Forum, Cl. 7 Sur #42 - 70, El Poblado, Medellín, Antioquia, Piso 24. The Board, from time to time, may change the principal place of business of the Company. The Company also may establish additional places of business or offices for the maintenance of records as the Board determines are necessary or appropriate. This **Section 1.4** is to be amended by the Board or by the Officers (without the need for any action by any Member) to reflect each change in the address of the registered office in the State of Delaware.

Current Section 6.12 of the Agreement reading:

6.12   Officers of the Company.

(a)   The Board of Managers may at any time and from time to time appoint any individuals as officers ("***Officers***") of the Company, which may include a Chief Executive Officer and/or President, Chief Financial Officer or such other Officers (such as any number of Vice Presidents) the Board deems advisable. No Officer needs to be a Member or a Manager. An individual can be appointed to more than one office. Current officer roles include – Boris Wullner, President, Leonardo Sanchez Pedraza, Chief Financial Officer, Adam Jason, General Counsel and Secretary and Cole Shephard, Chairman.

Shall be replaced with the following:

6.12   Officers of the Company.

(a)   The Board of Managers may at any time and from time to time appoint any individuals as officers ("***Officers***") of the Company, which may include a Chief Executive Officer and/or President, Chief Financial Officer or such other Officers (such as any number of Vice Presidents) the Board deems advisable. No Officer needs to be a Member or a Manager. An individual can be appointed to more than one office. Current officer roles include – Boris Wullner, President, Leonardo Sanchez Pedraza, Chief Financial Officer, Juan Miguel Jaramillo, Chief Operating Officer, and Cole Shephard, Chairman.

**Unanimous Written Consent of the Board of Managers
of Green Coffee Company Holdings, LLC**

Amendment No. 2 to the Operating Agreement of Green Coffee Company Holdings, LLC

November 12, 2024

Pursuant to Section 18-404(d) of the Limited Liability Company Act of the State of Delaware and Section 6.10 of the Amended and Restated Limited Liability Company Agreement (the "***Agreement***") of Green Coffee Company Holdings, LLC (the "***Company***"), dated February 22, 2022, the Managers of the Company (the "***Managers***") do hereby unanimously consent in writing to the following:

WHEREAS:

1. The Managers of the Company have reviewed the Agreement and identified the need to clarify certain provisions regarding Transfers (as defined in the Agreement), as detailed herein.

2. Section 8.2 of the Agreement currently permits Transfers under specific conditions, which are outlined in Section 8.2.

3. The Managers wish to relocate and modify certain language within Section 8.2(a)(vii) to a separate paragraph within Section 8.2 to avoid ambiguity regarding the Company's rights to prevent Transfers under certain circumstances.

4. This Amendment No. 2 is being made for administrative purposes to resolve potential ambiguities in the Agreement, as permitted under Section 6.4(h) of the Agreement, and therefore does not require the consent of any Members.

Amendment to the Agreement

NOW, THEREFORE, BE IT RESOLVED, that upon the signatures of the Managers hereto, the Agreement shall be amended as follows:

1. **Amendment to Section 8.2:**

A new paragraph shall be added to Section 8.2 of the Agreement immediately following the existing provisions, stating as follows:

> "Notwithstanding anything to the contrary in the foregoing, the Company shall at all times have the right to prevent any Transfer other than a Permitted Transfer if the Company determines in good faith that such Transfer could have a material detrimental effect on the Company. A material detrimental effect may include, but is not limited to, any Transfer that could reasonably be expected to lead to similar Transfer requests, potentially giving rise to secondary trading or a secondary

market for the Company's securities, which could undermine the Company's intended ownership structure, compete with any primary offering of the Company's securities, or conflict with the Company's strategic objectives."

2. **Relocation of Current Language:**

The language currently set forth in Section 8.2(a)(vii) that reads:

"Notwithstanding anything to the contrary in the foregoing, the Company shall at all times have the right to prevent any Transfer other than a Permitted Transfer where the Company determines in good faith that such Transfer could have a material detrimental effect to the Company."

shall be deleted from Section 8.2(a)(vii) and inserted into the new paragraph as described above.

FURTHER RESOLVED, that this Amendment No. 2 shall be effective as of the date hereof. Except as modified by this Amendment No. 2, all terms and provisions of the Agreement shall remain in full force and effect.

FURTHER RESOLVED, that any and all prior actions by any person acting on behalf of the Company in connection with the transactions contemplated in this Unanimous Written Consent shall be approved retroactively by the signing of this Unanimous Written Consent.

(*Signature page follows*)

IN WITNESS WHEREOF, this unanimous written consent has been executed by the persons below in their capacities below as of the first date written above.

GREEN COFFEE COMPANY HOLDINGS, LLC

Signed by:

By: Cole Shephard
D3A6B36C7A57425...
Cole Shephard
Manager

Signed by:

By: Adam Jason
FB7F2B585823459...
Adam Jason
Manager

DocuSigned by:

By: Boris Wullner
CFB4CF54C7E04F6...
Boris Wullner
Manager

EXHIBIT I

Video Transcript

Word count: 268

CAMPAIGN VIDEO

Green Coffee Company Pitch Video

Audio	Video
Cole Shephard: HOOK OPTION 1: Most coffee companies take decades to scale. We went from startup in 2017 to Colombia's largest coffee grower in just five years. We're Green Coffee Company. Our farm-to-cup story and our use of the Juan Valdez coffee brand have us positioned to own the Colombian coffee category in the U.S., the world´s biggest coffee market. ==HOOK OPTION 2: The coffee in your cup is stagnant—and we're not talking about the flavor. While the industry pours billions into branding and trendy blends, no one addresses the other 90% of a coffee bean's journey from farms across the world to you. Until now.== We're Green Coffee Company and our farm-to-cup approach is bringing capital investment, innovative technology, and fresh perspective to an industry plagued by underinvestment and decentralization. We've built a business more profitable and sustainable for ALL involved. Here's how:	Direct-to-camera + B-Roll from pre-existing footage of farms, processing plants, etc.
• We are Colombia's #1 largest coffee producer, with 45 farms and over 10m coffee trees	[TEXT ON SCREEN] **45 owned farms, 10M trees, + 1,500 grower family partnerships**

Green Coffee Company Pitch Video

Audio	Video
- We operate our own processing plants, using some of the most sophisticated processing technologies - We hold the exclusive U.S. and Canada rights to Juan Valdez—one of the most recognized coffee brands on the planet - We're the world's largest jointly certified Rainforest Alliance and Fairtrade arabica coffee grower - We're dedicated to regenerative agriculture, fair wages for farmers and our operations are Carbon Positive - AND we control roasting, packaging and distribution	**Two advanced processing plants** **U.S. manager of Juan Valdez** [JV LOGO] **Rainforest Alliance and Fairtrade logos** **Strategic partnerships with roasters and distributors**
This farm-to-cup approach has made us a go-to source for private label coffee in every format—for customers like the U.S. National Parks and the UFC. For branded products, Juan Valdez can already be found in Target and Harris Teeter to name a few. We quickly became the official coffee of the Chicago Cubs and LA Rams. What do these accomplishments show? <u>Steady growth</u>: from 1M to 37M in annual revenue in just 3 years with an even bigger future ahead. We've already raised over $100 million from investors like you who see what we're building—a next-generation coffee company with plans for a U.S. IPO in 2027. In this	Maybe show all their formats–k-cup, ground, etc?

Green Coffee Company Pitch Video

Audio	Video
funding round, you also can invest before we look to hit the stock exchange.	
Your investment will help us expand our U.S. sales presence and launch Juan Valdez in key regions and then nationwide. Our team has international management experience, has taken companies public and knows coffee from farm to cup. We know what it takes to build, scale and succeed.	
So join us and invest in Green Coffee Company today.	

Video ad 1 (stagnant industry/disruption)

Green Coffee Company Pitch Video

Hook A: While the coffee industry spent decades focused on new latte flavors and packaging, nobody modernized how coffee is actually grown, processed, and sourced. Nobody has gone and become the farmer. Until now. **Hook B:** What's the difference between a struggling coffee startup and a multi-million-dollar industry disrupter? Scale, capital and fresh ideas. Green Coffee Company has all three.	
We're showing how coffee farming should be done by investing in and owning the entire supply chain—from our 10 million coffee trees in Colombia to products in your local Target store. We've raised over $100 million, grown revenue 37x in three years, and we're targeting a 2027 IPO. Invest in Green Coffee Company today.	

Video ad 2 (Juan Valdez)

Green Coffee Company Pitch Video

Hook A: You've probably seen Juan Valdez on coffee bags your entire life. Now you can join the company that's bringing the brand back to North America. **Hook B:** It is time to bring Juan Valdez and his coffee back to North America, and GCC's team, from farm to cup, is ready to make it happen.	
We're Green Coffee Company, and we hold the exclusive rights to sell Juan Valdez - one of the world's most recognized coffee brands, in the U.S. and Canada. We're Colombia's largest producer, we've grown from $1 million to $37 million in revenue in just three years, and we're on track for a 2027 IPO. Join us now before we hit public markets—invest in Green Coffee Company today.	

Green Coffee Company Pitch Video

Hook A: What does the future of coffee look like? As Colombia's #1 largest coffee producer, Green Coffee Company has exclusive rights to the Juan Valdez brand and clients like Target, the Chicago Cubs and LA Rams. It scaled to $37 million in annual revenue in three short years. We're doing coffee differently—and you can join us. **Hook B:** In an industry plagued by underinvestment and decentralization, we went from zero to Colombia's largest producer in under a decade—and now you can join us.	
Green Coffee Company is rewriting the coffee playbook. We've already raised over $100 million from investors who see what we're building. Our advisory board includes Colombia's former president and executives from Diageo, Duckhorn, and Dutch Bros. We're positioned for a 2027 U.S. IPO and this is your chance to get in before Wall Street does. Invest in Green Coffee Company today.	

Video ad 3 (Track Record)

Video ad 4 (no middle men)

Green Coffee Company Pitch Video

Hook A: Your morning coffee traveled through seven middlemen before reaching your cup. Ours goes straight from our farms in Colombia to your table.

Hook B: Big coffee companies buy terrible beans at the lowest price. Small roasters can't scale. We own the entire supply chain—and that changes everything.

Green Coffee Company controls it all: 45 farms, 10 million coffee trees, two advanced processing plants, exclusive U.S. rights to the Juan Valdez brand, and direct distribution to many major retailers. Just traceable, sustainable Colombian coffee delivered at scale. We're the world's largest Rainforest Alliance and Fairtrade certified grower—and we're targeting a 2027 IPO.

Invest in Green Coffee Company—and own part of the company that's changing coffee.